03045361

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renault S.A.

*CURRENT ADDRESS 13-15, quai Le Gallo
92513 Boulogne-Billancourt Cedex
France

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 4001 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT : 12/31/03

Exhibit A.2

SEC File No. 82-4001


LAGUNA
START

AR/S
12-31-01
03 DEC -2 AM 7:21

001 RENAULT ANNUAL REPORT



RENAULT


LAGUNA

03 DEC -2 7:21

2001 ANNUAL REPORT
SUMMARY



RENAULT


11 VS 92



KEY
FIGURES 2001

As a volume car manufacturer, Renault has defined a strategy of profitable growth built on three pillars:

- *competitiveness — we aim to lead the field in terms of product and service quality, keeping production costs, and development and delivery times well under control*
- *brand image hinged on innovation*
- *international development*

Renault has teamed up with Nissan to build a bi-national group that ranks fifth worldwide with 5 million vehicles sold in 2001. Renault is also the principal shareholder of AB Volvo, the world's second largest truck manufacturer.

REVENUES
€36,351 MILLION

OPERATING MARGIN
€473 MILLION

NET INCOME
€1,051 MILLION

No. 1 BRAND
IN WESTERN EUROPE WITH AN 11.1% MARKET SHARE (CARS AND LCVs COMBINED)

2,409,226
VEHICLES SOLD WORLDWIDE

140,500
EMPLOYEES

THE RENAULT GROUP




227





CONTENTS



FROM THE CHAIRMAN

In 2001, Renault strengthened positions in key markets and achieved higher sales worldwide. At the same time, profitability in our Automobile Division was hit by heightened competition in Europe, some of our products nearing the end of their life cycle, and severe economic downturns in Argentina and Turkey. Yet steady net income confirms the soundness of our strategy.

We consolidated Renault's ranking as the number-one brand in Western Europe and bolstered market share in Central and Eastern Europe, while further inroads were made in Brazil and export sales outside Europe grew significantly. In Korea, Renault Samsung Motors made promising progress and restructuring of Dacia in Romania began to yield its first rewards. All told, volumes were up for the fifth year in a row, with the Renault group winning 4.4% of the global automobile market in 2001.

We also reaped the first benefits of our investment in Nissan, which made a major positive contribution to our consolidated earnings. In the course of the year, cooperation between our two groups gave rise to a number of new achievements, demonstrating the vitality of our Alliance. These included a second common platform, the launch of a joint purchasing company, convergence of our sales subsidiaries and networks in Europe, and the startup of a new factory producing light commercial vehicles for both brands in Brazil.

We completed our strategic tie-up with AB Volvo, becoming the largest shareholder of the world's number-two truck manufacturer.

We continued our drive to cut costs and significantly reduced debt — despite still high investments as we finalized development of the range of new products that we will start bringing to market in 2002.

Looking to the year ahead, 2002 will see a series of major launches. After Laguna II — now the benchmark for its



Louis Schweitzer
Chairman and
*Chief Executive Officer**

segment — we will be renewing our offering at the top end of the range with Vel Satis and the new Espace, to be followed at the end of the year by the first steps towards renewal of the Mégane line-up. These moves will continue in 2003 and beyond, making for a full update of our product range. In 2004, we will have 25 models available with an average age of around three years compared with four and a half today.

Our brand's driving force will also be visible in our commitment to motor sport, since the new Renault team will be seeing its first year in Formula 1 racing.

Finally, in 2001 the second stage of our Alliance with Nissan will involve consolidation of our community of interests through cross-shareholdings, as well as the establishment of a joint management company to steer both companies' strategy, Renault-Nissan bv. This will play a crucial role in building the Renault-Nissan group.

In 2002, we will continue to deploy our strategy. In so doing, we will be counting on the shared commitment of all Renault staff members and their confidence in our future. A sentiment they demonstrated by participating in the capital increase reserved to employees in 2001.

** Process manager Paul Carvalho and line supervisors Pascal Deroo and Guillaume Le Ball in discussion with Louis Schweitzer at the Cléon plant.*

THE BOARD

OF DIRECTORS

ON DECEMBER 31, 2001



Louis Schweitzer
Chairman



Pierre Alanche
Engineer in charge of overseeing development of Renault's production information systems



Jean-Marie Bousset
Renault after-sales technician



Jean-Pierre Camescasse
Engineer in charge of quality of Renault's technical documentation



François de Combret
Associate Director, Lazard Frères



Yoshikazu Hanawa
Chairman, Nissan Motor Co. Ltd.



Nicolas Jachiet
Head of Shareholding Department, Treasury Division Ministry of the Economy, Finance and Industry



Jean-Luc Lagardère
Board member, Lagardère SCA



Bernard Larrouturou
Chairman and CEO, INRIA



Henri Martre
Honorary Chairman, Aérospatiale



Jean-Claude Paye
Attorney



Michel Pébereau
Chairman and CEO, BNP Paribas Representative of BNP Paribas



Danièle Potvin
Director, Renault Executive Internships



Franck Riboud
Chairman and CEO, Danone



Jeanne Seyvet
Director General, Industry, Information Technologies and Post, Ministry of the Economy, Finance and Industry



Robert Studer
Former Chairman, Union des Banques Suisses

Raymond H. Lévy
Honorary President



THE MANAGEMENT TEAM

GROUP EXECUTIVE COMMITTEE ON DECEMBER 31, 2001



Louis Schweitzer
Chairman and Chief Executive Officer
59 years old

Ecole Nationale d'Administration.
Inspector of Finance.
Joined Renault in 1986. Became Chief Financial Officer and Head of Strategic Planning in 1988, then Executive Vice President in 1989. Appointed President and Chief Operating Officer in December 1990.
Chairman and CEO of the Renault group since May 1992.



Pierre-Alain De Smedt
Executive Vice President
57 years old

A graduate in engineering and business administration from the University of Brussels.
After three years as Chairman of SEAT, he joined Renault in 1999 as Executive Vice President.
Reporting to him are Research, Vehicle Engineering, Passenger Car Projects, Powertrain, Purchasing, Manufacturing, and the Mercosur Division.



Georges Douin
Executive Vice President
56 years old

Ecole Polytechnique.
Joined Renault in 1967 as a quality engineer in the R&D Department. Became Head of Engineering in 1988, then Vice President, Technology in 1989, before being appointed Senior Vice President, Product & Strategic Planning and Projects in 1992. Senior Vice President, Product & Strategic Planning and International Operations since 1997.
Appointed Executive Vice President in 1998.



Patrick Faure
Executive Vice President
Chairman and CEO of Renault F1 Team
55 years old

Ecole Nationale d'Administration.
Joined Renault in 1979, Head of Sales and Marketing from 1991 to 1998, then appointed Chairman and CEO of Renault V.I./Mack until 2000 when he was named Executive Vice President of the Renault group.
Chairman of Renault Sport from 1986, he became Chairman and CEO of Renault F1 Team in 2002.

Renault Management Committee and Group Executive Committee on December 31, 2001

***Louis Schweitzer**
Chairman and Chief Executive Officer

Patrick Blain
Senior Vice President, Market Area Europe

Marie-Christine Caubet
Senior Vice President, Market Area France

Jean-Pierre Corniou
Senior Vice President, Chief Information Officer

***Pierre-Alain De Smedt**
Executive Vice President, Industry and Technology

Rémi Deconinck
Senior Vice President, Product Planning

***Georges Douin**
Executive Vice President, Product & Strategic Planning and International Operations

Alain Dubois-Dumée
Senior Vice President, Corporate Communications

Jean-Baptiste Duzan
Senior Vice President, Supplier Relations - Chairman and CEO of Renault Nissan Purchasing Organization (RNPO)

Michel Faivre Duboz
Senior Vice President, Vehicle Engineering Development

***Patrick Faure**
Executive Vice President - Chairman and CEO of Renault F1 Team

Philippe Gamba
Chairman and CEO of RCI Banque

Manuel Gomez
Senior Vice President, International Operations

Michel Gornet
Senior Vice President, Manufacturing and Powertrain



François Hinfray
Executive Vice President
47 years old



Shemaya Lévy
Executive Vice President
54 years old



Michel de Virville
Corporate Secretary General
Executive Vice President,
Group Human Resources
56 years old

Ecole Nationale d'Administration. Joined Renault in 1989 as Director in charge of European Affairs. He was appointed Director of the Rouen Branch Office in 1991, then Managing Director of Deutsche Renault in 1993. In 1997 he became Senior Vice President, Market Area France, before becoming Executive Vice President, Sales and Marketing in 1998. He is also responsible for the Light Commercial Vehicles Division.

Ecole Nationale de la Statistique et de l'Administration Economique. Joined Renault in 1972. After holding various positions at Renault V.I., he was appointed Vice President, Sales and Marketing in 1987 and Chairman and CEO of Renault V.I. in 1994. Became Executive Vice President in 1998, reported to by Finance, Audit, Financial Control and Information Technologies & Systems.

PhD in mathematics. Research engineer at the CNRS (National Center for Scientific Research). Ministry of Labor (1986). Adviser at the Auditor-General's Department. Joined Renault in 1993. Became Head of the Human Resources Department in 1996, and was appointed Corporate Secretary General in 1998, with responsibility for the group's Human Resources.

*François Hinfray
Executive Vice President,
Sales and Marketing

Jacques Lacambre
Senior Vice President, Advanced Vehicle Engineering and Research

Patrick le Quément
Senior Vice President,
Corporate Design

*Shemaya Lévy
Executive Vice President,
Chief Financial Officer

Benoît Marzloff
Senior Vice President,
Strategy and Marketing

Luc-Alexandre Ménard
Senior Vice President, Mercosur

Bruno Morange
Senior Vice President,
Light Commercial Vehicles

Pierre Poupel
Senior Vice President, Quality

Alain-Pierre Raynaud
Senior Vice President,
Corporate Controller

Tsutomu Sawada
Senior Vice President,
Adviser to the Chairman

*Michel de Virville
Corporate Secretary General
Executive Vice President,
Group Human Resources





:I-Banque trading room at company headquarters in Marne-la-Vallée, east of Paris. 2001, financial services contributed €1.8 billion to consolidated revenues.

Our choice of strategic priorities helped hold net income steady at €1,051 million in 2001. Renault is now the leading automobile brand in Western Europe, expanding its reach despite tough international conditions: during the year, unit sales rose 2.3% worldwide while revenues increased 5.6%. In 2001 we also worked hard to strengthen ties with shareholders, addressing their concerns through a series of meetings in France and the rest of the world, print documents and a special section of our internet site at www.renault.com.

BUSINESS & FINANCE

PROFITABLE GROWTH

Renault shareholders tour the assembly plant in Flins, France.



Telheiras, Portugal: A financial adviser at Renault Gest, the Portuguese subsidiary of RCI-Banque, helps a customer choose the best financing option.

HIGHLIGHTS AND KEY FIGURES



Discrete elegance is the watchword for Vel Satis, Renault's new top-of-the-line sedan.

In a contrasting economic climate — the car market in Western Europe was stable, while both Turkey and Argentina were hit by recession — the Renault group posted a 2.3% rise in unit sales worldwide to 2.4 million vehicles and scored global market share of 4.4%. Despite a significant decline in operating margin to €473 million — equivalent to 1.3% of revenues, compared with 5.4% in 2000 — Renault held net income on track at €1,051 million in 2001.

As a result of the agreement between Renault and AB Volvo, signed on January 2, 2001, the Renault V.I./Mack group was deconsolidated. Certain figures from the 2000 financial year, including revenues, operating margin and capital expenditure in property, plant and equipment, have been adjusted for comparison purposes.

Global and European automobile markets (in millions of units)

Passenger cars and light commercial vehicles

	1997	1998	1999	2000	2001
Western Europe	14.9	16.0	16.9	16.7	16.7
Global market	52.5	52.5	53.4	55.9	55.1

The global automobile market was down slightly on 2000, but remained buoyant in 2001 with over 55 million units. The market in Western Europe in 2001 stood at 16.7 million units. Passenger-car registrations rose 0.7% to 14.8 million and light commercial vehicles leveled off to 1.9 million units, down 2.8%.

Renault group market share in Europe and worldwide (as a %)

	1997	1998	1999	2000	2001
Europe					
Passengers cars	9.9	10.7	11.0	10.6	10.6
Light commercial vehicles	11.5	13.0	13.9	14.1	15.3
Passenger cars and light commercial vehicles	10.1	11.0	11.3	11.0	11.1
Worldwide					
Passenger cars and light commercial vehicles	3.5	4.1	4.2	4.2	4.4

In Western Europe, Renault retained its position as leading brand in the passenger car and light commercial vehicle market for the fourth year running, with market share of 11.1%, compared with 11% in 2000. The Renault group — under its three nameplates Renault, Dacia and Samsung — had a global market share of 4.4% in 2001, up from 4.2% in 2000. The Renault-Nissan Alliance ranked among the top six global carmakers with a 9.2% market share.

Renault's sales rose 1.6% in Western Europe, Samsung made a breakthrough in Korea and sales climbed in Brazil. These factors helped offset the severe market slumps in Turkey and Argentina. All told, the group's unit sales increased by 2.3% worldwide to 2.4 million.

Group sales worldwide (in units)

	1997	1998	1999	2000 (1)	2001 (1)
Light commercial vehicles	209,846	263,970	301,203	334,564	335,030
Passengers cars	1,628,236	1,866,035	1,987,455	2,021,644	2,074,196
TOTAL	1,838,082	2,130,005	2,288,658	2,356,208	2,409,226

(1) Including sales under the Dacia and Samsung brands (52,000 and 70,000 units, respectively, in 2001).

Revenues (€ million) Foreign revenues and domestic revenues (as a %)



31,696
37,187
37,592
34,268
36,351
60.6
61.4
63.5
62.0
60.8
39.4
38.6
36.5
38.0
39.2
97
98
99
00(2)
01
Foreign revenues
Domestic revenues

(2) Revenues adjusted on a consistent basis with 2001, principally taking into account the deconsolidation of the Renault V.I./Mack group.

The group generated over 60% of total revenues in foreign markets in 2001, up 6.1% to €36.4 billion.

Operating margin (3)

€ million



563
1,920
2,205
1,843
473
97
98
99
00(4)
01

(3) Operating margin has been adopted by Renault as a performance indicator. It measures income generated directly by operations, before exceptional and extraordinary items.
(4) Pro forma figures.

In 2001, Renault's operating margin came to €473 million, equivalent to 1.3% of revenues, compared with 5.4% in 2000. This decline was entirely due to the Automobile Division. The contribution from international operations fell on account of the crises in Turkey and Argentina. Furthermore, R&D expenditure increased and European operations were down after prices were cut in the United Kingdom and the product cycle proved less buoyant ahead of the renewal of the Mégane range.

Net income

€ million



827
1,349
534
1,080
1,051
97
98
99
00
01

Renault held net income on track in 2001 in spite of the decline in operating margin. This was due to capital gains from the sale of equity investments and the impact of Nissan Motor's recovery on Renault's financial statements. Net income totaled €1,051 million, or €4.38 per share in 2001, compared with €4.50 in 2000.

Payout rate (as a %)



15.3
13.5
34.2
20.2
21.0
97
98
99
00
01

At the Annual General Meeting of Shareholders on April 26, 2002, shareholders will be asked to vote on a dividend payment totaling €0.92 per share, equivalent to a payout rate of 21% of net income. Dividends will be paid on May 15, 2002.

Capital expenditure in property, plant and equipment and intangible assets

€ million



2,359
2,205
2,437
2,639
3,205
97
98
99
00(5)
01

(5) Pro forma figures.

Renault continued to grow capital expenditure in 2001, primarily in a bid to renew product and component ranges and upgrade facilities. 2001 saw a high rate of capital expenditure due to Renault's range renewal plan and the international expansion of the group.

Workforce

number of employees



141,315
138,321
159,608
165,114
140,417
97
98
99
00
01

Renault's workforce totaled 140,417 employees worldwide. The decline in staff numbers in 2001 was mainly due to the sale of the Renault V.I./Mack group (22,068 employees) and CAT (2,518 employees). The group's active recruitment policy was ongoing in 2001 with 6,000 new hires worldwide.

FINANCIAL RESULTS

Renault revenues were up 6.1% in 2001, at €36.4 billion. The year also saw increased efforts to cut costs and debt, as well as significant capital gains on sales of equity investments. The first benefits of the investment in Nissan appeared, opening the way for a second stage in our Alliance, reinforcing strategic links. All told, Renault generated earnings per share of €4.38, a figure close to the €4.50 recorded in 2000.

Revenue growth continues

Renault revenues for 2001 came to €36.4 billion, up from €34.3 billion in 2000 (restated).

- The **Automobile Division** contributed €33.8 billion or 93.1% of the total, with revenues up 5.8% on a consistent basis. This increase reflected gains in Europe and an improved sales mix, in turn largely attributable to the success of New Clio and Laguna II, as well as continued rises in sales of diesel models. Outside Western Europe, the sharp increase in the revenues of Renault Samsung Motors combined with moves into a number of markets in Central Europe, Brazil and elsewhere, limited the impact of declines in Turkey and Argentina.
- The **Finance Division** contributed €1.8 billion to revenues, showing a rise essentially due to income from sales financing, with the average outstanding amount of interest-bearing credit up 5.6%.



Revenues by Division (€ million)
37,592
34,268
36,351
+6.1
6,474
622
632
+9.6
1,380
1,661
1,828
(1) Revenues restated on a consistent basis with 2001, principally taking into account the deconsolidation of the Renault V.I./Mack group.
29,738
31,985
33,841
+5.8
99 published
00(1) restated
01
% change 2001/2000 restated
Other
Commercial Vehicles
Finance
Automobile

Operating margin narrows

Operating margin for 2001 came to €473 million, representing 1.3% of revenues compared with 5.4% pro forma for 2000. This was due to a decline in the operating margin of the **Automobile Division**, which contributed €216 million, down from €1,574 million pro forma in 2000. There were three main reasons for this:

- a marked fall in contributions from business outside Europe, in turn mainly due to downturns in Turkish markets and deteriorating conditions in Mercosur countries.
- a cyclical rise in research and development outlays, relating to the renewal of the product range.
- a lower contribution from business in Europe due to falling prices in the UK and a less favorable product cycle with the upcoming renewal of Mégane.

The **Finance Division**'s contribution to operating margin was little changed at €252 million compared with €263 million pro forma in 2000.



Operating margin by Division (€ million)
Total
% of revenues
2,205
5.9%
1,843
5.4%
473
1.3%
6
263
(1) Pro forma data reflecting the deconsolidation of the Renault V.I./Mack group
1,763
5
252
216
99
pro forma (1)
01
Other
Commercial Vehicles
Finance
Automobile



Nissan's Aguascalientes plant in Mexico turns out the hatchback and sedan versions of New Clio, sold under the Renault Clio and Nissan Platina names.


995 CRY 92

Verve and class — a winning combination for Clio Renault Sport with the 172-hp 2.0 16V engine.



Renault dealership in Brazil — a steadily expanding network gives the brand worldwide reach.



Scénic brings a new concept to the Mexican car market.

Net income held on track

Despite the decline in operating margin, Renault was able to hold net income close to the level of the previous year, reporting €1,051 million after €1,080 million for 2000. Main contributing factors were:

- significant capital gains on the sale of securities relating to the contribution of Renault V.I./Mack shares to Volvo (€335 million) and the sale of CAT shares to Global Automotive (€318 million).
- Renault's interest in the net income of Nissan Motor, representing a positive contribution of €497 million, with Renault thus benefiting from the group's recovery as expected.

Summary income statement (€ million)

	1999	2000[1]	2001
Revenues	37,592	40,175	36,351
Operating margin	2,205	2,022	473
Other operating income and expense	(721)	(319)	231
Operating income	1,484	1,703	704
Net financial income (expense)	32	(69)	(64)
Share in the net income of Nissan Motor	(330)	56	497
Pre-tax income	1,160	1,723	1,020
Tax	(620)	(649)	(67)
Renault net income	534	1,080	1,051

(1) *Published data.*

A stronger balance sheet

- In 2001, cash flows from operating activities came to €1,688 million compared with €3,137 million pro forma in 2000, a decline mainly reflecting that in group operating margin.
- During the year, Renault took a more selective approach to investment, focusing resources on renewal of ranges and international business. After deduction of the proceeds of divestments, capital expenditure in property, plant and equipment and intangible assets totaled €2,641 million in 2001 compared with €2,208 million pro forma in 2000, and represented 7.3% of revenues compared with 6.4% pro forma in 2000.
- Despite the scale of investments, net financial debt of the industrial and commercial activities declined by €866 million. This reflected the €653 million generated by the sale of equity interests and a fall of €1,751 million in the working capital requirements of industrial and commercial activities, a favorable trend partly due to improved management of all the items making up working capital requirements.
- At December 31, 2001, net financial debt of industrial and commercial activities was equal to 39.1% of shareholders' equity, compared with 49.7% a year earlier.

Statement of cash flows and financial structure (€ million)

	1999	2000	2001
Cash flows from operating activities	3,314	3,137 (1)	1,688
Capital expenditure in property, plant and equipment and intangible assets (net of disposals)	2,033	2,208 (1)	2,641
Acquisition of securities (2)	5,063	811	109
Net financial debt (of industrial and commercial activities)	2,700	4,793	3,927
Shareholders' equity	8,185	9,652	10,051

(1) *Pro forma data.*
(2) *In 1999, acquisition of Nissan shares for €4,917 million.*

THE RENAULT SHARE

With stockmarkets in turmoil, Renault shares were on a rollercoaster in 2001. They closed the year at €39.61, down 28.6% on December 31, 2000, after three consecutive years of rises. Initiatives to forge closer ties with shareholders continued throughout the year.

Share ownership

On December 31, 2001, ownership of Renault equity was as follows:


Renault shareholders
on December 31, 2001
46.4% Institutional investors and individual shareholders
43.8% French state
3.2% Associated shareholders' group
3.1% Employees
3.5% treasury stock

◦ In December 2001, Renault made a share issue equivalent to 1% of its capital reserved to employees. At its conclusion, capital stock totaled €922,768,855.50 represented by 242,196,550 shares with a nominal value of €3.81 each.

◦ A Euroclear study found that some 280,000 individual shareholders held 7.3% of Renault equity on December 28, 2001. This figure does not include employees and former employees whose shares are administered through a fund or are registered directly with Renault. Institutional investors held 39%, with French residents and non-residents accounting for roughly equal proportions.

Share performance

Renault's share price varied widely in 2001. Upbeat 2000 results and renewed interest in old economy stocks combined to boost it to a 2001 peak of €64 on March 8, but it then slid, hit by investor concern over company performance in Western Europe and developments in Turkey. In August, half-year results disappointed some investors and the share lost fresh ground, following Nissan downward. September 11 and its aftermath sent the share price to an annual low of €26.01 on September 21. It subsequently picked up but lagged other automotive shares as Renault revised its second-half operating margin targets downward. The share closed the year at €39.61, down 28.6% on December 31, 2000, compared with a 22% drop in the CAC 40 index and falls of 6.5% and 0.7%, respectively, for auto-sector indexes in France (SBF Auto) and Europe (DJ Euro Stoxx Auto).

Key dates in 2002

Tuesday, February 12: Announcement of 2002 full-year results

Thursday, March 28: Extraordinary General Meeting of Shareholders

Wednesday, April 24: Announcement of first-quarter 2002 revenues

Friday, April 26: Annual General Meeting of Shareholders

Wednesday, May 15: Payment of dividend of €0.92 per share(*)

Thursday, July 25: Announcement of first-half 2002 results

Thursday, October 24: Announcement of third-quarter 2002 revenues

(*) As proposed by the Board of Directors and decided on by the Annual General Meeting of Shareholders on April 26, 2002.


Renault share performance
from December 31, 1996 to February 28, 2002
CAC 40 indexed on Renault share price at December 31, 1996: €17
€
70
60
50
40
30
20
10
0
Renault share price
CAC 40 index
1997
1998
1999
2000



Renault Shareholders' Advisory Committee meets as key 2001 indicators are released.

Keeping shareholders in the picture

First listed in November 1994, Renault has consistently sought to regularly provide the same clear, transparent information to all shareholders, both individual and institutional.

Since May 1995, the company has had its own **Shareholders' Club**, now some 33,000 strong. Members are kept up to date by a quarterly newsletter, special reports on strategic developments in the Renault-Nissan Alliance, and an abridged version of the annual report. They receive documents for the AGM and are regularly invited to tour production facilities and attend shareholder meetings in their region. In 2001, groups thus visited plants in Flins, Sandouville and Douai, while four shareholder meetings were organized in conjunction with Euronext in Mulhouse, Paris, Brussels and Nantes.
In November 2001, Renault took part in the Actionaria trade show in Paris, developing direct contacts with shareholders.

The **Shareholders' Advisory Committee** was set up in 1996 to give individual shareholders clearly presented information to underpin their investment decisions. It has 12 members. The Committee met four times in 2001, twice in plenary sessions attended by Renault Chairman Louis Schweitzer. Subjects included financial information displayed on the company website, drafting of announcements of 2001 half-year results, communication vectors/events and messages sent to individual shareholders, preparation of the abridged annual report for 2001, and a presentation of the plans to reinforce the Alliance.

Over the past four years Renault has pursued an active campaign targeting the advisers and opinion-makers who have a significant influence on stock-market investments — and who are thus important relays for information to shareholders.
In 2001, the company organized ten meetings in cities and towns around France for this public, as well as two tours of production plants (in Batilly and Maubeuge).

"Interaction with individual shareholders, including special events, is an increasingly important part of our financial communications strategy. One example is our Shareholders' Club, which gives members an opportunity to deepen their understanding of Renault's strategy and daily operations. The demand is there — no doubt about that — and we have taken a number of initiatives in response. Today guided tours of production plants give shareholders a more concrete idea of what we do. They can also subscribe to Renault magazines, and receive invitations to auto shows and other events. Through our internet site, individual shareholders have access to the same information that analysts receive; they can track our share price online and ask questions. A survey of shareholders using the internet in France, Belgium and Switzerland ranked our site as one of the most interactive in 2001."



Olivier Bourges
Vice President, Investor Relations

Key figures for 2001 (€ (1))

	1999	2000	2001
Number of shares at December 31	239,798,567	239,798,567	242,196,550
Financial data			
Net earnings per share	2.23	4.50	4.38
Net assets per share	34.13	40.25	41.88
Net dividend per share	0.76	0.91	0.92 (2)
Stockmarket data			
Closing price at December 31	47.86	55.50	39.61
Market capitalization at December 31 (€ billion)	11.5	13.3	9.6
High for the year	55.00	61.00	64.00
Low for the year	30.53	37.53	26.01

(1) *Excepting market capitalization, in € billion.*
(2) *As proposed by the Board of Directors and decided on by the Annual General Meeting of Shareholders on April 26, 2002.*

Shareholder information

- ***Renault • Financial information***
  Investor Relations
  Dept. 0760
  27-33 Quai Le Gallo
  92512 Boulogne-Billancourt
  Cedex - France
  Tel.: + 33 (0)1 41 04 59 99
  Fax: + 33 (0)1 41 04 51 49
  Toll-free number: 0 800 650 650
  www.renault.com
- ***Renault • Employee shareholders***
  6 Place Bir-Hakeim - 92109
  Boulogne-Billancourt Cedex
  France - Tel.: +33 (0)1 41 04 33 46
  Fax: + 33 (0)1 41 04 33 52



Renault rounded out the huge São José dos Pinhais plant in Brazil — the Alliance's first shared facility — with a new LCV production unit.



Scénic is the Alliance's first industrial project. Made at Nissan's Cuernavaca plant in Mexico, it gave Renault a foothold in a market the company had left 15 years earlier.



Laguna II unveiled at the Moscow Motor Sl in August 2001.

STRATEGY

RENAULT'S GLOBAL REACH

The Renault-Nissan Alliance, international deployment of the Renault brand, acquisition and development of Samsung and Dacia. In the space of a few years, Renault has grown in stature, moving from a regional carmaker in Europe to a world-class contender.



Twingo — at home in Tokyo.

THE ALLIANCE ON


FRONTIER

Two vehicles — the Renault Master and the Nissan Frontier — roll off two separate production lines under a single roof. Built in just 18 months, Renault's LCV unit at the Ayrton Senna plant in São José dos Pinhais in Brazil represents an outlay of $236 million. With initial output running at 40,000 vehicles a year, it expands Renault's offering of light commercial vehicles and gives Nissan a springboard for development in Brazil.

The Alliance signed by Renault and Nissan in 1999 opened exciting new prospects. And it has been a success, with a speedy recovery at Nissan making a positive contribution to group results. Teams at Renault and Nissan have demonstrated a capacity to work together effectively to build a balanced and successful bi-national group. Development of the Alliance will now enter a second stage involving closer equity ties and stronger strategic management.

Vigorous rise in Nissan earnings

Nissan's performance for 2001 reflects the rapid effectiveness of the Nissan Revival Plan or NRP, launched in the autumn of 1999 with the backing of the financial and managerial resources committed by Renault on the conclusion of the Alliance.

While revenues were steady amid toughening economic and competitive conditions, Nissan made a positive contribution of nearly €500 million to Renault's consolidated earnings for the 2001 fiscal year.

A complete overhaul of purchasing for both industrial supplies and services enabled Nissan to more than achieve its 20% cost-reduction target earlier than originally planned. Financial debt is being cut back by stages and results have benefited significantly from the reorganization of production facilities in Japan — where three assembly plants were closed in March 2000 — and restructuring of its sales network.

Nissan can now build on a firmer base as it moves ahead with a worldwide program for the complete renewal of its product range in just three years. This calls for the roll-out of eight or nine new models each year.



Tokyo: Fruitful exchanges between French and Japanese participants at the Alliance's second convention, held in October 2001.

HE MOVE



Curitiba, Brazil: A Renault operator handles either of the two vehicles in production — Nissan's Frontier pickup and the Renault Master.

"As soon as the Alliance was agreed on, Nissan restructured its Purchasing Division. It drew on the example of Renault — an approach which also made for more fruitful dialogue. In addition to a model focused primarily on quality and delivery times, Renault contributed its recognized expertise in cost control, applying methods that involve setting annual targets for price reductions in vehicle components and engines worldwide, performance indicators, centralization of important decisions, cost targets by project and strict management of the supplier base. Action taken in these areas has paid off. The targets of the Nissan Revival Plan were achieved ahead of schedule and the Purchasing Division now plays a central role in all key business decisions."

Bernard Rey
Senior Vice President, Nissan Purchasing Strategy



RENAULT-NISSAN

THE ALLIANCE



Brazilian line operators in the first Renault-Nissan shared plant in Curitiba.



Yoshikazu Hanawa, Louis Schweitzer and Carlos Ghosn in Tokyo at the second Alliance Convention.



Operators fine-tune a Clio engine at Nissan's Aguascalientes plant in Mexico.



Trail-blazer: The X-Trail leads Nissan's 4WD line-up.

"A change of culture is always a challenge, but we have begun to apply some of Nissan's methods with a view to enhancing quality, cutting costs and shortening lead times. The new system of quality milestones means that we now have sufficient time to detect and correct any problems. By planning for an optimum number of projects, we can also offer higher quality products at lower development cost. At the same time, new working methods and management better representing the required mix of skills and know-how will further enhance efficiency. By making a success of our common powertrains project in terms of quality, cost and delivery times — and assuming Nissan does the same — we will be making a significant contribution to the success of the Alliance as a whole."

Kazumasa Katoh
Vice President,
Renault Powertrain Engineering
formerly General Manager
of Nissan's Powertrain
Operations
Division



The Alliance — a growing presence

In 2001, major achievements and projects illustrated the rich potential of our cooperation in both manufacturing and sales, opening access to new markets and extending the scope of the Alliance while at the same time consolidating competitive strengths.

Purchasing is the biggest single item in the cost of a vehicle, and the pooling of orders for large volumes of common components can generate significant economies of scale. With this in mind, in May 2001 Renault and Nissan set up a joint subsidiary under the name Renault Nissan Purchasing Organization or RNPO to achieve maximum efficiency in this key area (see box opposite page).

For **common platforms and powertrains**, introduction of the B and C platforms will enable us to put on the market, as of 2002, replacements for the small cars and lower mid-range models of both our product ranges. By 2005, these two platforms will be used for 3.7 million vehicles a year or half the total future volume for the Alliance, and by 2010 the Alliance will have ten shared platforms, including three for light commercial vehicles. At the same time, plans to develop eight shared engine lines and seven shared transmission lines took a fresh step forward as work began on medium-size engines.

In **manufacturing**, cooperation led to three major events in 2001, with the launch of the very first cross-manufacturing operations providing concrete opportunities to share best practice in terms of quality, costs and delivery times. These concerned, firstly, the assembly of Scénic and Clio at Nissan's two plants in Mexico. December saw the opening of the Alliance's first joint factory, the Renault light commercial vehicle plant at Curitiba in Brazil. Initially — starting in 2001 — this is assembling the Renault Master; Nissan's pickup, the Frontier, will be added on in May 2002. Finally, plans were announced to begin assembly of the Renault Trafic, developed in conjunction with GM Europe, at Nissan's Spanish plant in Barcelona.

Cooperation in sales aims to strengthen the Alliance's positions and give it a competitive edge in the face of toughening competition and economic conditions. In this area, each partner is able to offer the other support in setting up its organization on some markets, while increasing the number of joint structures to generate savings. Following Mexico, Brazil and Japan in 2000, cooperation was extended to Australia, Indonesia, and Taiwan in 2001.

In **Europe**, the Alliance will need to muster all its forces to meet the challenges ahead, with new contenders set to enter the distribution sector from 2002 on. Reflecting our strategy of dealer concentration which nonetheless respects — as in other parts of the world — the distinct identities of our two brands and associated services, Renault is backing up Nissan's sales drive with the development of a shared organization. New subsidiaries or single legal entities will also be set up, as in Switzerland and the Netherlands — countries where Renault has taken over the sales operations of Nissan.

Renault Nissan Purchasing Organization — the Alliance's first joint company

Trimming a combined purchasing bill previously close to €45 billion was the challenge. And the logical response was to pool bargaining clout and win attractive terms for large orders of common components. This was achieved through the launch, in May 2001, of Renault Nissan Purchasing Organization or RNPO, an equally-owned company based in France which is the Alliance's first joint entity. RNPO deals with around 30% of common purchasing needs, a proportion expected to rise to 70% in the future. Both Renault and Nissan stand to benefit in terms of cost and quality.



CCT Purchasing members at work. Twelve Cross-Company Teams have been driving Alliance development since 1999.

Stage two of the Alliance gets under way

A turnaround at Nissan was essential before the launch of stage two of the Alliance as agreed in 1999. In the event, recovery came very quickly, leading us to speed up the process: on October 30, 2001 we announced a plan to consolidate the balance and performance of the Alliance, while at the same time preserving the operating autonomy of each of our two groups. Scheduled for implementation from the first half of 2002, this plan is built around three priorities:

◦ ***reinforcing mutual interest through stronger equity ties.*** Renault will raise its stake in Nissan from 36.8% to 44.4%, while Nissan will acquire up to a 15% non-voting interest in Renault. Each thus stands to benefit from the other's performance.

◦ ***strengthening strategic management of the Renault-Nissan group*** through the creation of an equally-owned company incorporated in the Netherlands, Renault-Nissan bv. Taking over from the Global Alliance Committee or GAC, which was responsible for launching and steering the Alliance from 1999 on, this new entity will be the Alliance's strategic command center, ensuring overall coordination of its operation. Led by Renault's Chairman & CEO Louis Schweitzer and Nissan's President & CEO Carlos Ghosn, Renault-Nissan bv's eight-member Management Board alone has the power to take strategic decisions for the medium to long term. It will also have sole responsibility for newly created companies such as the Renault Nissan Purchasing Organization (RNPO) and will supervise the Cross-Company Teams that have driven the Alliance's progress since 1999.

◦ ***preserving the distinct identity and independence of the two groups which are to continue running their own operations.*** The French government has lent its support to these measures, designed to consolidate the Renault-Nissan group, and has announced its intention to cut its equity interest in Renault at a later date to 25%.

"Nissan contributed nearly half a billion euros to Renault's 2001 consolidated earnings, demonstrating its capacity to stage a stronger and quicker recovery than anticipated. And with Renault's equity interest in Nissan rising to 44.4%, we will be getting more out of this recovery as of 2002. Since this rise is associated with a capital increase reserved to Nissan, it will not cause any significant change in our level of debt. The second stage in the Alliance, set for implementation beginning in 2002 and involving both the strengthening of equity ties between the two groups and the creation of Renault-Nissan bv, will favor good performance from both Renault and Nissan, while at the same time preserving the distinct identity of each company and thus the personal commitment of all employees."



Shemaya Lévy
Executive Vice President,
Chief Financial Officer,
Renault

RENAULT'S PERFO


YESIM 2

Produced in Turkey, the Clio Symbol — the sedan version of Clio — was the driving force behind sales in Central and Eastern Europe in 2001, where it is marketed under the name Thalia.

Continuing its strategic drive for international expansion, Renault consolidated manufacturing and commercial bases in 2001. Sales rose 4.4% outside Western Europe despite market slumps in Turkey and Argentina, and performances were particularly strong in Central Europe and Brazil.

Winning ways in Central Europe

Quickest gains were recorded in Central Europe, where our market share was up from 7% to 9.9% in just a year, lifting Renault from number five to number three in the region. Despite a drop in the Polish market, sales rose nearly 24% overall, reflecting in particular the success of Thalia — the sedan version of Clio — and Laguna.
Looking further east, sales were also up, exceeding our targets in Russia, the Ukraine, Belarus and Georgia. Once again, these gains rewarded the success of the Clio sedan and Mégane. The continuing expansion of our sales network in Russia, where we now have over 30 dealerships in 18 cities, has enabled us to multiply sales by a factor of five in just two years.

Brazil — growth built on a full operational base

Renault now has a 5.2% share of the automobile market in Brazil — Latin America's largest — putting us in fifth place among local manufacturers.
In December, we opened a new factory for Renault and Nissan light commercial vehicles, strengthening our position in this segment.
Master vans from the site will be a useful addition to our offering of Kangoo and Trafic vans assembled in Argentina, enhancing potential for gains in Brazil and other Mercosur countries.
The central pillar of our presence in the region is the Ayrton Senna facility at São José dos Pinhais in the Brazilian state of Paraná. This now has two assembly plants with a total capacity of 240,000 vehicles a year, including 40,000 for the more recent, as well as a powertrain plant with an annual capacity of 400,000 engines. It is served by an adjacent industrial supplier park.

Broadening horizons

Sales in new markets outside Western Europe also rose sharply.



Line workers assemble a powertrain at the Ayrton Senna plant in Curitiba, Brazil.

In South Africa, sales jumped to over 13,000 vehicles. Growth was also healthy in Algeria, Tunisia and Egypt, offsetting a downturn in Morocco. In the Asia-Pacific region, we reaped the first rewards of close cooperation with Nissan, selling 14,200 vehicles in 2001*. And we expect more to come, since our target for the region is now to boost sales to 22,000 vehicles in 2002.

* Excluding Korea.

Countering difficulties in Argentina...

Argentina's economic slump dealt a heavy blow to the automobile market, which contracted by nearly 42% during the year. At the same time, export business suffered from the Brazilian real's fall against the dollar and peso. Renault Argentina SA was thus forced to cut production and in the autumn adopted drastic measures to deal with the severe crisis sweeping the country. In addition to job cuts affecting 330 administrative staff at headquarters and subsidiaries, the company introduced a program to encourage voluntary departures from its factory at Santa Isabel de Cordoba and align capacity with expected sales. Renault nonetheless kept the top ranking it has held in Argentina for the past six years, taking 18.4% of the market.

...and Turkey

The Turkish market also suffered a deep slump, with sales falling nearly 70% in 2001. More encouragingly, Renault's share was up 4.2 percentage points to 23.6%, consolidating our number-one position. A main contributing factor was local car buyers' enthusiastic response to the Clio sedan, echoed in neighboring markets of Central and Eastern Europe. Operations at the Bursa plant were maintained in large part thanks to this surge in exports, which accounted for nearly 90% of its output.

TWO NEW BRANDS

DACIA AND SAMS

A successful beginning for Renault Samsung Motors in Korea and continuing upgrading of Dacia in Romania are adding new impetus to Renault's international expansion. Progress to date confirms our target: generating half of group sales outside Western Europe by 2010.

Dacia continues progress towards €5,000 car

When we took over Dacia, our goal was to make Romania an automobile manufacturing platform for Central and Eastern Europe — still very much on the agenda — and launch an affordable car designed especially for emerging markets. In 2000, we undertook a complete overhaul of the company. This involved progressive upgrades of the Pitesti plant, new training programs and restructuring of its sales network. Two other priorities in repositioning Dacia are renewal of its product line-up and plans to launch an entry-level car priced at €5,000 for emerging markets.
In 2001 modernization continued at a brisk pace, while Dacia sales benefited from the launch of the SupeRNova on a Romanian market that firmed slightly.

The SupeRNova, launched in 2000, is equipped with a Renault engine and transmission unit, making it the first product to bear the mark of our involvement with Dacia.

All told, sales were up 3.8% to over 52,000 vehicles, setting Dacia's market share close to 60%.

The €5,000 car under development at Renault's Technocentre in Guyancourt, outside Paris, will provide our group with an original and highly competitive offering for emerging markets, initially in Romania and Central Europe, then on developing markets in other parts of the world. The product, which will play a central role in Dacia's contribution to our growth strategy, will initially be available in a four-door sedan version. It illustrates the effectiveness of the turnaround at Dacia, and will open a new era in the company's development through expansion onto export markets.



Stripped down, built back up: Dacia's Pitesti unit in Romania gears up for growth ahead.

NG


SM525V

In 2001, its first full year in operation, Renault Samsung Motors sold over 70,000 SM5s. Developed under license from Nissan, the SM5 is the third largest selling car in Korea.

Korea – now Renault's eighth largest market

In September 2000, we took over the operating assets of Samsung Motors Inc. to found Renault Samsung Motors (RSM). Over the ensuing 15 months, production at our Busan site steadily gathered pace and our sales network grew with the addition of some 60 new outlets, raising the total to nearly a hundred. As a result, sales headed up to 7,000 vehicles a month and the total for 2001 reached just over 70,000.

A single model, the SM5 — developed under license from Nissan — accounted for all sales. The SM5 now has a market share of over 25% in its segment and comes in third overall on the Korean automobile market.

A new version of the SM5 was put on the market this January and will be followed in the autumn by a second model, the SM3. These will contribute to the company's target of boosting sales to around 100,000 vehicles in 2002.

Renault Samsung Motors facilities include a factory at Busan with a capacity of 240,000 vehicles a year, a modern, fully-equipped technical center in Giehung, the outstanding skills built up by Samsung, and an up-to-date sales organization. Deployment of this quality organization offers Renault truly significant potential for expansion on Asia's second largest automobile market.

Asia-Pacific region

Based at Nissan headquarters in Tokyo, this division includes the entire Asia-Pacific region with the exception of Korea. Renault sales in Japan are still limited, reflecting changes in the distribution network and line-up, but demand has quickened in Australia, Indonesia and Taiwan. Altogether over 85,000 vehicles were sold in the region in 2001.

"Our strategy for Korea is to capitalize on the popularity of the Samsung brand name while preserving its identity as a Korean manufacturer. We have nonetheless made some changes to the logo and our vehicles now carry the Renault Samsung brand. We do not currently import any Renaults, since our prime mission is to contribute to the group's expansion with the success of Renault Samsung Motors. This is entirely consistent with Renault's multi-brand strategy."

Jérôme Stoll
Chief Executive Officer,
Renault Samsung Motors,
Seoul





The Laguna II Sport Tourer targets discerning car buyers with a taste for technology.


518 CDL 92

ew Trafic, voted Van of the Year 2002 in Europe.


522LSV

The New Clio 2.0 RS out in front on the car rally circuit in Mexico, where fans applaud its flair and handling.



Avantime, a coupé version of the minivan conce

PRODUCTS

ONGOING INNOVATION

Demanding standards of quality combined with creative flair set the pace for the overhaul of the Renault line-up, beginning with Laguna II and Vel Satis at the top of the range. Innovation goes hand in hand with an unswerving commitment to fundamental principles — quality, reliability and safety — that are the natural heritage of each and every Renault vehicle.


VEL SATIS

Vel Satis: Smooth sleek power in a class of its own.

DARING AND EXPE



A well-appointed yet discrete interior and cutting-edge technology make Vel Satis a timeless luxury car that combines elegance with comfort, reliability, superb handling and safety.

Excellence with a design all of its own. The full force of Renault's know-how was behind this project, with crucial implications for the future — developing a top-of-the-range car, naturally offering the highest standards of reliability and impeccable quality, but also embodying the daring and innovative spirit that are the hallmarks of its manufacturer. Meet Vel Satis, the first model in Renault's upcoming range renewal.

Vel Satis, a luxury sedan with detail and daring

Reentering a market segment — and staking out positions for the long term — implies commitment and planning. Renault rose to the challenge, mustering the expertise and resources needed to create Vel Satis.

A car at the top of the range must combine reliability, durability, flawless mechanics, high-quality materials, impeccable finish and safety. Vel Satis meets these requirements and more, setting new standards in several areas. And our expertise in these fundamentals allowed us scope to add a special touch, setting it apart from rivals with daring features that embody Renault's culture of innovation.

Vel Satis — tackling a changing market

Top-of-the-range cars account for 12.5% of the European market as a whole, with demand mainly from Germany, the UK and France. Together these three countries represent 70% of sales, with Germany alone accounting for nearly 40%. While sedans still top the segment, they are losing ground to minivans, station wagons and cabriolets. We are convinced that our new sedan concept will be a winner in Europe, where there is a long tradition of automotive culture. Vel Satis will benefit from its appeal for the growing numbers of non-conformist customers on the lookout for fresh values. A standard bearer for Renault's image in Europe, Vel Satis is expected to take 3% of the top end of the market in 2003, with sales totaling approximately 300,000 units in the period from 2002 to 2008.

In a class of its own

The strategically important development of Vel Satis was backed up by a special organization led by the Top-of-the-Range Committee bringing together staff members from all major departments. Completed in just 42 months, all development was carried out at the Renault Technocentre on the outskirts of Paris. Vel Satis is manufactured at our Sandouville plant near Le Havre, where significant investments were made to handle production at the upper and top end of the range. Vel Satis, Laguna II and the replacement for the Espace use the same platform. Shared processes and common components enabled us to cut the cost of the Vel Satis rollout to €550 million. And since Vel Satis targets a carefully defined customer profile, showroom staff received special training.

ISE


11 VS 92

In December 2001 Vel Satis took first prize in a competition organized by the French Noise Abatement Council. Vel Satis and Laguna II are the only European cars certified 71dBA, below the 74dBA required under official standards for external noise produced by vehicles.
Three major innovations built into Vel Satis include a patented trigonal multi-link rear suspension, an automatic parking brake replacing the traditional handbrake, and dual-hinged seat backs.

"The top end of the range is a big plus for brand image, and a very profitable segment, too. Renault has moved to win full recognition in this segment, building on our culture of innovation. Vel Satis is a sedan positioned at the top of the market in terms of elegance and fundamentals, but with a special touch of daring, setting it apart from traditional models in this segment. You find the same approach in Avantime, a new concept in the coupé segment, and the Espace, soon to be renewed to strengthen its leading position. Like Formula 1 racing, our top-of-the-range vehicles will definitely boost Renault's international standing."

Benoît Marzloff
Senior Vice President, Strategy and Marketing, Renault



SAFETY, PERFORMAN


518 CDL 92

New Trafic

Voted Van of the Year 2002 in Europe, New Trafic combines innovative design and individual personality with superior road handling underpinned by fuel-efficient common-rail turbodiesel engines.
For professionals, user-friendly features — extended maintenance-free driving, durability and ergonomics — make this van a winner, especially when teamed up with premium safety equipment that includes a best-in-class braking system.
Developed jointly with General Motors Europe, New Trafic makes Renault's line-up of light commercial vehicles the youngest and most innovative on the market.

Compact, fuel-efficient and silent

The 80-hp 1.5 dCi engine ushered in by Clio – and soon to be fitted on Kangoo — builds on the winning features of the 65-hp version of the all-new K9K common-rail turbodiesel engine family.
The 80-hp 1.5 dCi engine is a flexible unit in which the new generation spherical common-rail injection system affords plenty of torque from low engine speeds.
It offers greater driving pleasure, exceptionally low fuel consumption and CO_2 emissions and a very high level of acoustic comfort.
The 1.5 dCi is made at the Valladolid Motores plant in Spain, which has sole responsibility for output under the K9K program. Plans call for it to be fitted on the Nissan Almera as well.



80-hp 1.5 dCi engine on Clio.

CE AND COMFORT



430 CPA 92



995 CRY 92

Kangoo 4x4

Kangoo 4x4, with an off-road capability which is exceptional in its segment, takes Renault's SUV range into new territory. It features an adaptive hydraulic coupling from Nissan allowing it to switch automatically to four-wheel-drive mode, along with traction control, ABS and Emergency Brake Assist. In its 4x4 version, Kangoo can safely negotiate any terrain, with premium driving comfort through a 1.6-liter 16V gasoline engine and a 1.9 dCi common-rail turbodiesel unit.

New Clio 2

In 2001, Clio emerged from a major restyling with a host of new safety and comfort features. Current equipment such as ABS and Emergency Brake Assist is enhanced with ESP, while a reinforced body structure and four airbags provide even greater occupant protection. For the Initiale version, a new 80-hp 1.5 dCi turbodiesel engine has been introduced which cuts both fuel consumption and CO_2 emissions. Clio 2 also offers new automatic transmissions for its 1.2-liter 16V and 1.6-liter 16V engines. Two sporting versions from Renault Sport — the 172-hp 2-liter 16V and the 230-hp V6 24V — round out the line.



Laguna II

Laguna II — in both hatchback and sport tourer format — marks the first stage in a top-to-bottom revamp of the Renault range. Outstanding equipment levels enhance driver and passenger comfort in one of the safest vehicles on the road. Laguna II features two major technological innovations: Renault's keyless car system, which uses an electronic card, and a tire pressure monitoring system.

Laguna II is the first and only vehicle to have been awarded five stars by the independent safety-rating agency Euro NCAP — testifying to its success in encapsulating Renault's expertise and longstanding commitment to active and passive safety.

Third-generation SRP

Renault's unique SRP (System for Restraint and Protection) includes adaptive frontal airbags that inflate to two different sizes, depending on force of impact, as well as a fitted adaptive seatbelt. Together these afford greater protection in violent crashes — without secondary effects in the event of minor accidents. Other improvements include enhanced safety for backseat passengers through a selection of special restraint devices that include pretensioners, load limiters and a range of infant seats made to Isofix standards.


AVANTIME

Renault dealership in Noisy-le-Grand outside Paris. Expert, personalized customer care in a comfortable setting.



Renault Mais dealership in Istanbul: A pleasant atmosphere encourages relaxed exchanges with potential buyers.

Customer satisfaction is a key measure of performance at Renault. Our commitment to continuous progress focuses on vehicles as well as manufacturing operations: we strive to produce ever safer and more reliable vehicles, and to offer regularly updated services, while strengthening our corporate image.

CUSTOMERS

COMMITMENT TO QUALITY AND SERVICE


304 CNW 92

A Twingo Quickshift and owner relaxing on the French Riviera.

QUALITY PRODUCTS

FOR SAFETY AND R



Scénic

Paint inspection in Douai.
The Georges Besse plant in Douai, northern France, was the first Renault plant in Europe to install a water-based paint shop, thus reducing emissions of volatile organic compounds. Specializing in Scénic, the facility has served as a pilot site for many innovations.

At Renault, we are constantly improving our products and processes, seeking the best quality, reliability and safety performance. We make no secret of our efforts to meet the very highest international standards — a priority set out in our Alliance Quality Charter.

A corporate mission

Making a quality car is a question of pace. By applying the Renault Production Way across the board in all our industrial operations, we intend to achieve the highest standards anywhere in the world.
Launched in 1998, this program has gained from insider access to the Nissan Production Way, recognized worldwide as one of the best in the industry. In time, these two systems will merge, thus easing the deployment of a joint policy for the construction of common platforms and powertrains.
The Renault Production Way is based on a strict methodology to ensure consistent quality as well as regular productivity gains through enhanced workplace efficiency.
In concrete terms, this means standardization of procedures plus ongoing analysis and knowledge sharing. All those involved in the manufacture of vehicles and parts — from suppliers to operators — participate actively, making quality management part and parcel of everyday operations on the ground. Following initial testing in 2000, full deployment of the new system got under way in 2001. The first vehicles to be rolled out under the Renault Production Way will be the new Mégane line-up. Assembled in five countries, it will make its market debut at the end of 2002.

LIABILITY



Vel Satis brakes are put through their paces at the Aubevoye proving ground in Normandy, France.



Acoustic testing for Vel Satis.



Euro NCAP crash test, 2001: Laguna II came through with flying colors and was awarded the first ever five-star rating.

The Alliance Quality Charter

Renault and Nissan have drawn up a Quality Charter covering nine key issues for the Alliance. Aimed at improving and harmonizing quality at both companies, this is part of the ongoing process of debate and convergence between Renault and Nissan that is leading to the emergence of a new culture. The Charter details quality methods and procedures common to our two groups. Its scope extends from quality management in production, new product development and procurement to customer surveys on products and services, procedures for dealing with customer complaints and better control of warranties. The market trend to increasingly long warranties on vehicles makes this drive for total reliability essential.

Implementation of the Charter has already taken concrete shape in two areas — the adoption of common quality procedures in procurement, and common quality measurement criteria. During 2001, the latter were introduced in Mexico, at our Douai factory in northern France and at the newly opened factory for light commercial vehicles on the Ayrton Senna site in Brazil.

Safety — no compromise

Renault is proud to make cars offering exceptional safety, both active (accident avoidance) and passive (protection for driver and passengers).

In active safety, we constantly strive to upgrade handling, braking and steering precision, at the same time introducing new driving aids. After extending ABS to all our range, we are now phasing in Emergency Brake Assist and Electronic Stability Program.

As regards passive safety, we place special emphasis on structural strength to resist impacts, particularly from the side, as well as restraint systems fitted on front and back seats. The third generation of the Renault System for Restraint and Protection first fitted on Laguna II in January 2001 is now being extended to other new models by stages.

Euro NCAP

Year after year, we outperform other contenders in the crash tests carried out by Euro NCAP, an independent car assessment organization. Testifying to our commitment, as reflected in the scale of our R&D outlays in this area, results confirm the quality of the materials and equipment in our cars. After awarding four stars to Mégane, Espace and Clio, in 2001 Euro NCAP hailed Laguna II with its first five-star rating ever.

Promoting prevention and awareness

At Renault, steady improvements in vehicle comfort, safety and design are just part of the story. We are also committed to accident prevention, more specifically developing public awareness of road safety through a comprehensive teaching program targeting children. Launched in 2000, our "Safety for All" program is aimed at 2 million elementary and middle-school pupils (ages 7 to 11) throughout Europe.

"The role of a quality assurance engineer is to make an overall assessment of the project, after permanently interacting with the other functions involved and drawing on the support of the Quality Department as a whole. This teamwork must begin well upstream in any new project to effectively identify risk, integrating feedback and making detailed plans to deal with them. It is important to analyze all the causes in-depth, while at the same time balancing cost and time considerations — non quality and failure to meet deadlines both add to costs.
In the final analysis, the real measure of our success is the satisfaction of customers with our products and services. Which means that we have to keep our eye on changing expectations at all times.
We learned a lot from preparations for the assembly of the Clio sedan in Mexico and, in a general way, work with Nissan on problem solving. There are big differences in organizational structure, the way quality is understood and in corporate culture in general."



Marylène Poisse-Desbois
Quality Assurance Engineer,
Clio program

RENAULT AND CUSTOMERS



AVANTIME

Renault customers buy more than a car — they buy peace of mind.

Renault was Europe's number-one brand for cars and light commercial vehicles for the fourth year running in 2001. To forge ever closer links with our customers and offer innovative services, we are reshaping our sales network, setting up new joint sales subsidiaries in association with Nissan, developing new services including e-commerce websites, upgrading distribution, and more.

Focused distribution

Distribution is currently being reorganized into hubs that bring together different dealerships in a given territory under a single management structure, sharing support operations. This means significant savings for the dealer network without any reduction in the number of sales outlets.

Synergies with Nissan

Renault and Nissan sales subsidiaries in Switzerland and the Netherlands were merged in 2001 into single legal entities (SLE), and German subsidiaries are to follow suit in 2002. Dual legal entities (DLE) are also being set up in other countries to provide joint backup for both groups' sales entities which will nevertheless continue to operate independently. By pooling expertise and resources in this way, we are able to cut distribution costs and strengthen the competitive positions of both our groups.

Commitment to the highest standards of service

We naturally make a constant effort to win customer loyalty with personal attention and quality service in key areas such as repairs, backing this up with new innovative additions to our service offering. Recent examples are new financing packages such as the New Deal in France, as well as fast-fit repair chains Renault Minute Service and Renault Minute Bodyshops, available throughout Europe. We have also launched a car rental service, Renault Rent.

New Distribution

Renault now makes half of all vehicles to order under its New Distribution project, the only system of its kind applied on such a scale by any manufacturer. This frees distributors from inventory concerns, enabling them to meet customer requirements more easily and by the same token increase sales.

Promoting sales on the internet

We are continuing to build our web presence in stages, with our first e-commerce sites in France, the UK and Germany to be joined in 2002 by others serving Spanish, Dutch and Brazilian markets. Existing sites have proved a big success, attracting over 25,000 visits a day. More and more, these lead up to sales at dealerships, and in 2002 we are aiming to be the number-one automobile manufacturer on the internet.

This year will also see the launch of the Renaultp@rts site to help dealers expand their wholesale parts business with secondary networks and independent repairers.



Restructuring of the Renault-Nissan European network with common support functions, as pictured here in Ulm, Germany. Sharing resources has made for lower costs and greater efficiency in an extremely competitive market.



Quality in practice at Douai, France, the first Renault plant to adopt AVES – the new Renault-Nissan system for evaluating vehicle quality







To sustain momentum and back Renault's growth strategy, we attract key skills and invest heavily in training.

EXPERT TEAMS

BUILDING FOR THE FUTURE



Discharged substances are monitored at the water treatment plant operated by the Oyak Renault plant in Bursa, Turkey.

Renault operates over 350 sites in 36 countries. The men and the women making up our workforce must take a united approach to achieve our goals and build for the future — day by day.

CAREERS IN MOTION



A French and Japanese team at the Technocentre in France.

Our global presence and new developments in technology call for hiring as well as ongoing training to ensure that all staff are equipped to cope with change. Today Renault is engaged in an active recruitment policy, with a particular focus on candidates offering international profiles. At the same time, wide-reaching training programs help employees hone existing skills and develop new ones. The aim is to rally all teams to our group's strategy of profitable growth.

Brisk recruitment

Our group's international expansion and the growing momentum of the Alliance with Nissan have far-reaching effects. Added to the pace of technological development, these make for deep and rapid change in patterns of behavior and organization.

In 2001, the recruitment of over 6,000 people in different parts of the world made a major contribution to revitalizing the company, rounding out existing skills in core functions as well as new technologies.

This concerned all categories of employees.

For management, the proportion of new recruits with an international career profile showed a further rise, reaching 27% of overall recruitment after 25% in 2000 and 9% in 1999.

This form of recruitment is backed by active promotion of Renault's corporate image outside France through channels that include major European press titles, career fairs at universities and engineering schools, and a growing internet presence. In this way, we are steadily building up a network of relationships and contacts, helping us to find the new talents we need.

The recruitment section of our www.renault.com website is another vector which attracts more and more users.

Training — a key priority

Training is essential to our capacity to anticipate change and meet new challenges for our business. In France alone, staff received 1.4 million hours

"After finishing business school in Helsinki, I moved to France and in December 2000 answered an online job offer from Renault. The position fit in well with what I had been doing at an advertising agency in Paris, handling international coordination for an automobile manufacturer and then media strategy. I started my new job in January 2001, and did my factory work experience at Douai in northern France. I was assigned to the painting unit. Believe me, lifting a 13-kilo tailgate over 400 times a day is very hard work. But it was definitely rewarding. I then went to Tours in the Loire Valley to get some first-hand experience in sales. It's a different business altogether.

I am now with a young and enthusiastic team of people keen to succeed, and we work hard to do just that.

After advertising, I would really like to get nearer to the actual product."

Petra Kaittola
Media Coordinator,
Media and Advertising Strategy
Advertising Department
Finnish







Renault Corporate Design: Superb facilities stimulate creative flair, drawing talented designers from around the world.

of training in 2001 for an investment equal to 6.4% of payroll.
Our operations are increasingly international and the trend has gained added momentum as a result of our Alliance with Nissan. This, in turn, has made languages, especially English, ever more important. To help meet this need, an e-learning facility was set up in 2000, initially in the Paris area, with 50 on-line training terminals averaging 500 connections a week in the first stage.

Management development

To help managers deal effectively with increasingly complex situations, we have updated and expanded our offerings, while at the same time adapting some corporate programs to regional requirements.
Altogether 4,000 managers, from new recruits to experienced executives, took part in training programs in 2001 — twice the number in the previous year. Special coaching for senior executives provided additional support.
Other significant initiatives included joint reviews by human resource teams from Renault and Nissan to find appropriate ways to develop common management practices within the framework of the Alliance.

Improving working conditions

Improved safety and working conditions remain key objectives, as reflected in a group-wide charter adopted in 2000 and implemented in the course of 2001. This has two prime aims — to preserve the health and well-being of employees, and to create working conditions that are a source of motivation. Major developments in 2001 included full audits of conditions at a number of sites, improvements in ergonomic analysis to factor in muscular and skeletal disorders, and moves to take working conditions into account in all new development projects.

"I studied information technology in Bogota and spent a year as an exchange student at the Ecole des Mines in Nantes, in western France. Next came an internship with a major French vehicle manufacturer. But instead of going back to Colombia I accepted a job as a software storage specialist with Renault. I went through the new recruit program immediately after I signed up in January 2001. It began at the Sandouville plant, where I was assigned to a unit stamping body panels for Laguna II. I then moved on to a dealership, where I learned what it means to keep customers happy. I love everything to do with cars, so I found this fascinating. I am now working on software for the storage of data on corporate management servers. When I arrived, I had to start out by myself. But without expert support from the team I would never have been able to ensure the necessary continuity."

Edvar Castañeda
Support Engineer
Information Technologies and Systems
Colombian



"I joined Renault in July 2001 after responding to a job offer from the Parts and Accessories Division on the internet. It was for their e-business department. I have a degree in international commerce and I worked in marketing as an intern at a major French group operating in Poland. Later, I set up a website for the Polish Chamber of Commerce in Paris. Now I am developing marketing tools for Renaultp@rts, Renault's first site for the sale of parts and accessories to maintenance and repair specialists. This is part of a broader program to make the most of new IT within the division, which is piloting the development of business-to-employee sites for the Renault group. I haven't completed the new recruit program yet, but I've already made several working visits to France and the UK. Other trips to Italy and Germany are planned to help me gain a fuller understanding of customer needs, completing my integration in the company and making me really familiar with its culture."

Gabriella Grajewska
Marketing Project Manager,
Renaultp@rts
Parts and Accessories Division
Polish



LOOKING AHEAD



With an all-new minivan architecture, Espace Concept remains true to its Espace heritage while embracing the visual identity of Avantime and Vel Satis. A concept car at the top end of the range, the Espace Concept combines driving pleasure with safety, reliability and quality.

Financial outlook

(approved by the Board of Directors meeting of February 12, 2002)
2002 will be a year of product launches for Renault, with the introduction of new top-of-the-range models and the start of the Mégane renewal, which will begin to bear fruits at the end of the year.

Against this backdrop and in a similar market context as in 2001 both inside and outside Europe, the aim in 2002 is to consolidate the group's unit sales and maintain positive operating margin, on a consistent accounting basis.

2002 will also mark the beginning of a second phase in the Alliance with Nissan, putting Renault in a position to bolster performance in the coming years.

Product outlook

The sweeping drive to renew our product range that began in 2001 with Laguna II and New Clio will continue in 2002.
Vel Satis, our new flagship in the luxury segment, will be launched in early March, while the first new versions of the Mégane replacement will be rolled out in autumn, along with the successor of Espace, entirely designed and built by Renault. All three confirm the Renault tradition of innovative styling, design and technology.

We have made performance gains from new advances in powertrain technology, with the three major new engines — the 2.0-liter 16V turbo, the 3.5-liter V6 24V gasoline and the 3.0-liter V6 24V diesel — introduced on Vel Satis and set to power other models in the range. Automatic transmissions are making significant headway. By summer this year, Laguna II will offer a choice of two diesel engines teamed up with automatic transmissions, the 110-hp 1.9-liter dCi with a four-speed transmission and the 2.2-liter dCi with the same five-speed transmission equipping Vel Satis.
Kangoo will offer the 80-hp 1.5-liter dCi model currently fitted to New Clio, while Trafic will gain added power with the 2.5-liter dCi now on the Master.
The results of this revamp of Renault's line-up will be on display at the Paris Motor Show in autumn.

SUSTAINABLE DEVELOPMENT

Renault prides itself on being a good corporate citizen, and in 2002 we will publish our first social responsibility report. This describes in detail our achievements in terms of economic efficiency, social equity and environmental protection — three fundamental aspects of sustainable development. The report will be available both in print and on our corporate website at www.renault.com.

100% Renault

2002 marks Renault's return to Formula 1 under its own colors, with Renault engines and chassis.
Set up in 2001, the Renault F1 Team is powered by engines designed and produced at the Viry-Châtillon plant on the outskirts of Paris. The chassis is made at Enstone in the UK, which also runs wind-tunnel tests. The Formula 1 circuit is an unparalleled testing ground for those with a passion to win and a commitment to excellence. At Renault, we are going all out to compete directly with the teams that currently dominate this exciting sport.





The cabin stands out for its clean lines, muted grey and light beige tones, soft leather finish, comfortable seats and floor mats. This luminous interior evokes the very best in contemporary design, with a focus on comfort and well-being. An exceptionally large glazed area rounds out the picture, and a sliding roof opens a record 2.16 square meters.



RENAULT
13-15, quai Le Gallo
92513 BOULOGNE BILLANCOURT Cedex
FRANCE
Tel : + 33 (0)1 41 04 50 50
www.renault.com

INVESTOR RELATIONS DEPARTMENT

CORPORATE COMMUNICATIONS DEPARTMENT / SUPP'Com



03 DEC -8 ... 7:21

2001 ANNUAL REPORT

FINANCIAL REPORT

RENAULT

FINANCIAL REPORT FOR 2001

Reference document

Approved by the Board of Directors meeting of February 26, 2002.

GROUP PROFILE

BACKGROUND

It was just over one hundred years ago, in 1898, when Louis Renault produced the first "Type A" voiturette. The same year, he set up Société Renault Frères to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission. Based in the Paris suburb of Billancourt, the company achieved international renown through its success in motor sports, and initially specialized in the construction of passenger cars and taxis. During the First World War, it produced substantial volumes of trucks, light tanks and aircraft engines.

In 1922, having expanded strongly in the passenger car and commercial vehicle markets, Renault became a limited company. Establishing numerous production centers in France and abroad, Renault gradually emerged as the French market leader.

In January 1945, the company was nationalized and renamed "Régie Nationale des Usines Renault" and concentrated on producing the 4 CV.

Through to the mid 1980s, Renault followed a strategy of diversification in the industrial, financial and service sectors, while at the same time growing its industrial and commercial activities internationally. The Renault 5, which remains one of the group's most popular models, was launched in 1972. But in 1984, the company ran into financial difficulties. As a result, it concentrated on restructuring and refocusing on core activities, and returned to profit in 1987.

In 1990, Renault became a limited company once again. In the same year, it signed an agreement for close cooperation with the Volvo group. And in 1991 the two groups linked their car and truck businesses via cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.

One year later, the French government opened Renault to outside capital, a first step towards privatization, which took place in July 1996.

From the first voiturette created by Louis Renault in 1898 to the latest arrival, Vel Satis, Renault has been the source of many ground-breaking concepts in automotive history: the 4 CV in 1946; the Renault 4 in 1961; the Renault 16, with its rear hatch and modular interior, in 1965; the Renault 5 with its polyester bumpers in 1972; turbo-powered vehicles starting in 1980; the Espace in 1984; Twingo in 1993; and Mégane Scénic in 1996 are just some of the models that have contributed to the company's tradition of innovation.
1999 marked the start of a new era in Renault's history with the signing of an alliance with Nissan, on March 27 in Tokyo. In the same year, Renault acquired a new brand by taking a 51% stake in Romanian carmaker Dacia.

In 2000, this expansion continued, with Renault increasing its stake in Dacia to 80.1% and acquiring a new brand – Samsung Motors in Korea.

In January 2001, the agreement signed with Volvo in July 2000 came into effect, making Renault the principal shareholder in the world's second-largest truck manufacturing company. Work towards the formation of a Renault-Nissan bi-national group entered a new phase on October 30, with the announcement of a plan to step up the development of the Alliance. The plan involves:

a) strengthening equity ties, to reinforce links between the two companies and create a community of interests.

b) setting up a common strategic command structure.

Renault also increased its stake in Dacia to 92.7%. 2001 saw the market launch of Laguna II from January, New Clio in the first half-year and Avantime in November. In 2001, Renault also unveiled Vel Satis, its top-range sedan which will go on sale in March 2002.

Renault's strategy

Renault is implementing a strategy of profitable growth with three areas of focus:

- Develop a brand identity based on innovative products and services that provide complete customer satisfaction;
- Become the most competitive carmaker in our markets in terms of quality, costs and delivery times;
- Increase international scope in order to become a major player in automotive development throughout the world.

A breakdown of the strategy is provided in Chapter II, pages 36-41.

Structure of the Renault group

Renault is the parent company of the Renault group. It is the principal operating entity for the passenger car and light commercial vehicle businesses in France[a]. Under the agreement signed with Volvo in July 2000 and which came into effect on January 2, 2001, truck operations will no longer be shown in the accounts. Renault's equity interest in the new unit – 20% of all shares issued by AB Volvo – will be accounted for under the equity method.

In future, the group's activities will be organized into **two main divisions**:

- The **Automobile Division** (93.1% of revenues, or €33.8 billion in 2001) is responsible for designing, manufacturing and marketing passenger cars and light commercial vehicles. It also handles related activities such as agricultural machinery;
- The **Finance Division** (5% of revenues, or €1.8 billion in 2001) is a support division with financial and commercial businesses, bringing together the subsidiaries responsible for sales financing and services. It is also responsible for managing the group's cash funds.

In the future, information about **Irisbus** (1.9% of consolidated group revenues or €0.7 billion) will be contained under the item "**Other**" in the financial statements.

(a) In principle, to implement the plan to strengthen the Alliance which was announced on October 30, 2001, Renault will need to be reorganized. This is described in greater detail in Chapter II, pages 30-35.

Principal consolidated data, 1997-2001 (€ million)

	1997	1998	1999	2000	2001
Revenues	31,696	37,187	37,592	40,175	36,351[5]
Operating margin[1]	563	1,920	2,205	2,022	473
Operating income	309	1,652	1,484	1,703	704
Pre-tax income	624	1,699	1,160	1,723	1,020
Group net income	829	1,337	540	1,074	953
Renault net income	827	1,349	534	1,080	1,051
Earnings per share[2]	3.47	5.64	2.23	4.5	4.38
Share capital	914	914	914	914	923
Shareholders' equity	6,695	7,861	8,185	9,652	10,051
Total assets	35,082	38,125	46,422	51,975	50,129
Dividends[3]	0.53	0.76225	0.76225	0.91	0.92[3]
Cash flow	2,104	3,098	3,314	3,412	1,688
Investment	2,483	2,272	7,500	3,657	3,314
Net financial indebtedness of industrial and commercial activities[4]	637	(1,612)	2,700	4,793	3,928
Total workforce (number of persons)	141,315	138,321	159,608	166,114	140,417

(1) Corresponds to operating income before "other operating income and expenses".
(2) In euro.
(3) In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of April 26, 2002.
(4) New definition in 1999 including Renault's redeemable shares. The figures for 1997 and 1998 have been restated accordingly. Excluding redeemable shares, net financial indebtedness would be €2,382 million in 1999 and €4,475 million in 2000 and €3,603 million in 2001.
(5) On a consistent basis with 2001, 2000 revenues come to €34,268 million.

OWNERSHIP STRUCTURE AND STOCKMARKET PERFORMANCE

Principal shareholders

Pursuant to the authorization granted to the Board of Directors on October 23, 2001 by the Joint General Meeting of Shareholders of May 10, 2001[a], a restricted share issue for Renault group employees only, was implemented. In this way, Renault's capital was increased to €922,768,855.50 (nine hundred and twenty two million seven hundred and sixty eight thousand eight hundred and fifty five euro and fifty cents) made up of 242,196,550 shares each having a par value of €3.81.

At December 31, 2001, under the new capital structure, the French State held 43.78% of Renault's share capital. Renault employees, past and present, held 3.12% of the shares; these holdings are either managed through a collective investment undertaking or recorded in pure registered form. The Associated Shareholders' Group owned 3.21% of Renault's capital.

The survey carried out by Euroclear on December 28, 2001 showed that the proportion of the company's capital in public hands was highly stable compared with the previous survey carried out in June 2000. Around 280,000 individual shareholders - excluding past and present employees whose shares are either managed through a collective investment undertaking or recorded in pure registered form - hold 7.3% of the capital. Some 300,000 shareholders held 8.4% of the company's capital at June 30, 2000. The proportion of the company's capital held by institutional investors remained stable at almost 39%, divided equally between French and non-French investors.

(a) The Board of Directors meeting of December 18, 2001 approved the employee-only share capital increase and correspondingly modified the company's share capital structure.

Ownership of share capital and voting rights[1] as a %

	31/12/99	31/12/00	31/12/01
French State	44.22	44.22	43.78
Associated Shareholders' Group[2]	3.24	3.24	3.21
Lagardère Groupe	1.50	1.50	1.48
Caisse des Dépôts et Consignations	1.04	1.04	1.03
Banque Cantonale Vaudoise	0.50	0.50	0.50
Natexis Banques Populaires	0.20	0.20	0.20
Employees	2.75	2.21	3.12
Treasury stock[3]	2.10	2.83	3.54
Public	47.69	47.50	46.35
	100	100	100

(1) Implementation of the plan to strengthen the Alliance which was announced on October 30, 2001, will affect the capital structure and voting rights. This is described in greater detail in Chapter II, pages 30-35.

(2) On July 5, 1996 the associated shareholders signed a protocol that provided, inter alia, for preemptive rights between signatories. This agreement included signatories of the protocol between Protocol shareholders of Régie Nationale des Usines Renault S.A., dated November 21, 1994, and new members. Pursuant to the provisions of the agreement, a number of protocol signatories decided against tacitly renewing the protocol from November 16, 1999. The shareholders who remain committed to the agreement are bound for three years. The agreement is tacitly renewable for a further three years.

(3) Shares of treasury stock were acquired for the purposes of stock option programs. These shares have no voting rights attached.

Pursuant to articles L 225-209 et seq. of the Commercial Code, the Joint General Meeting of Shareholders of May 10, 2001 authorized the company to trade in its own shares, with a view, in particular, to achieving the following (in order of priority): to transfer some or all of the shares thus acquired to employees and senior executives of the company and the group, under the conditions and according to the procedures set down by law and/or to stabilize the share price by buying or selling shares on the open market. This program was detailed in a prospectus (note d'information) on April 12, 2001, which received visa number 01-380 from the Commission des Opérations de Bourse. Transactions must be executed within a maximum purchase-price spread of €90, and a minimum sale-price spread of €15, and the number of shares that can be acquired cannot exceed 10% of the total number of Renault shares. The company traded in its own shares with the sole purpose of covering its stock option programs. In all, 1,835,402 shares were purchased in connection with this aforementioned authorization at a weighted average price of €48.67. The authorization will expire at the next Annual General Meeting convened to approve the financial statements.

Changes in capital ownership

At December 31, 2001, Renault's share capital amounted to €922,768,855.50 consisting of 242,196,550 shares with a par value of €3.81. The number of voting rights was 233,618,163. The shares are fully subscribed and paid up.

Changes in capital ownership over five years

	Transaction	Resulting capital	
		FRF/€	In number of shares
8/1996	Capital increase resulting from the partial payment of dividend in shares: issue of 790,154 shares, par value FRF25 (at FRF127)	FRF5,994,964,175	239,798,567 shares, FRF25
1/2001	Conversion of the share capital to euro	€913,632,540.27	239,798,567 shares, €3.81
12/2001	Employee-only share issue: issue of 2,397,983 shares, par value €3.81	€922,768,855.50	242,196,550 shares, €3.81

Pursuant to the authorization granted to the Board of Directors by the Joint General Meeting of Shareholders of May 10, 2001 (eighteenth resolution), the Board of Directors' meeting of October 23, 2001 decided on a share issue reserved for employees of the Renault group and not exceeding 1% of the company's share capital.

Stock options

In its twelfth resolution, the Joint General Meeting of June 11, 1998 authorized the Board of Directors to make one or more grants of stock options to managers of the company and its related companies, in conformity with Article L 225-180 of the Commercial Code. These options give holders the right to subscribe for new shares of the company, issued in connection with a capital increase, or for shares of the company lawfully repurchased by it. If these options are exercised, the number of shares thus purchased or subscribed shall not exceed 4% of the share capital at the time (see Chapter II, pages 27-29 for details of Renault's stock option policy).

Dividends

Dividends are paid out at the times and places specified either by the Annual General Meeting or, failing this, by the Board of Directors. Dividends remaining unclaimed after the five-year validity period shall lapse, as specified by law.

		Earnings per share (FRF)			
	No. of dividend paying shares	Dividend	Tax credit	Total	Dividend in euro
1997	239,798,567	3.50	1.75	5.25	0.53
1998	239,798,567	5.00	2.50(2)	7.50	0.76225
1999	239,798,567	5.00	2.50(2)	7.50	0.76225
2000	239,798,567	6.00	3.00(2)	9.00	0.91469
		Earnings per share (€)			
2001(1)	242,196,550	0.92	0.46(2)	1.38	

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of April 26, 2002.
(2) Tax credit for natural persons. The Finance Act modified this regime for legal entities liable for corporate tax.



Redeemable shares

Renault and Diac, the credit subsidiary of Renault Crédit International, issued redeemable shares in 1983 (Renault: 1,000,000 shares with a par value of FRF1,000, i.e. €152.45), 1984 (Renault: 1,000,000 shares with a par value of FRF1,000, €152.45) and 1985 (Diac: 500,000 shares with a par value of FRF1,000, i.e. €152.45). Renault and Diac redeemable shares are listed on Euronext Paris.

Trading volume and prices of Renault redeemable shares

	Number of shares traded	Price in €		
		Close	High	Low
July 2000	11,108	337.3	342.0	335.2
August 2000	10,191	334.0	340.0	325.0
September 2000	15,103	336.0	338.9	325.0
October 2000	19,086	312.1	336.0	303.9
November 2000	19,463	312.5	319.9	310.0
December 2000	35,154	307.0	315.0	306.5
January 2001	20,867	310.8	316.0	306.5
February 2001	13,658	311.9	313.0	310.0
March 2001	13,716	311.0	316.0	307.0
April 2001	31,528	312.0	313.7	310.0
May 2001	9,449	313.0	317.0	310.0
June 2001	8,465	314.3	316.0	311.0
July 2001	12,880	314.5	315.0	312.6
August 2001	18,567	320.0	320.0	312.7
September 2001	21,528	310.9	319.8	300.0
October 2001	13,493	301.5	314.9	295.1
November 2001	18,021	299.7	302.5	292.0
December 2001	24,296	299.3	300.5	298.0
January 2002	15,111	299.0	301.0	297.5

(Source: Reuters)

At December 31, 2001, there were 2 million redeemable shares issued by Renault and still outstanding.

At December 31, 2001, the number of redeemable shares issued by Diac in 1985 and still outstanding was 111,259 shares (par value of €152.45) for a total value of €16,961,434.55. In the course of 2001, the price fluctuated between €143 and €158.45. The shares closed at €146.95 on December 31.

Share price

Renault shares have been listed on the Premier Marché of Euronext Paris (formerly the Paris Bourse) since November 17, 1994 following the initial public offering (Euroclear code 13 190). The initial offer price was FRF165 / €25.15. Renault was added to the CAC 40 index on February 9, 1995.

Trading volume and prices of Renault shares

	Number of shares traded	Price in €		
		Close	High	Low
July 2000	10,470,206	46.35	49.78	44.00
August 2000	8,107,844	48.96	51.70	44.50
September 2000	12,569,288	48.60	53.50	44.71
October 2000	18,444,428	58.60	59.30	47.11
November 2000	18,226,591	54.90	61.00	52.85
December 2000	10,810,314	55.50	55.90	49.25
January 2001	14,498,983	54.30	57.65	51.65
February 2001	18,019,160	58.40	61.00	53.10
March 2001	21,196,850	57.30	64.00	52.00
April 2001	14,823,598	57.95	61.00	54.00
May 2001	23,338,485	55.15	62.85	54.65
June 2001	25,990,723	53.30	55.60	50.00
July 2001	16,909,794	51.85	55.90	50.35
August 2001	15,902,005	45.45	52.50	44.61
September 2001	23,588,007	32.00	45.00	26.01
October 2001	20,829,522	33.85	39.10	29.85
November 2001	18,505,745	38.41	42.70	33.39
December 2001	11,143,697	39.61	41.63	36.43
January 2002	19,167,274	44.40	45.75	39.30

(Source: Reuters)

The Renault share was highly volatile in 2001.

The share appreciated in the first quarter, peaking on March 8 at €64 following the announcement of the 2000 financial results and renewed investor interest in traditional shares. Subsequently, concerns about Renault's performance in Western Europe and the situation in Turkey, which were intensified after the profit warning of May 17, set the share price on a downward trend.

Having closed the first half at €53.30, the Renault share declined in step with the Nissan share during the summer period. Like the other shares in the automotive sector, the Renault share fell sharply following the events of September 11. On September 21, it reached a low of €26.01. The share subsequently recovered somewhat but fluctuated sharply following the announcement of Nissan's results and a downward revision in Renault's operating margin objectives for the second half-year.

Overall, the Renault share lost 28.6% in 2001 while the CAC fell by 22%.

At December 31, 2001, Renault was the thirtieth highest capitalized company on the CAC 40 index, with a market capitalization of €9,593 million.

Renault's stockmarket performance from November 17, 1994 to January 31, 2002

(basis: IPO price i.e. FRF165 or €25.15)


FRF
Renault share price
CAC 40 index
€
600
550
500
450
400
350
300
250
200
150
100
75
65
55
45
35
25
15
IPO price
23/02/95
09/06/95
20/09/95
29/12/95
10/04/96
23/07/96
31/10/96
12/02/97
28/05/97
05/09/97
16/12/97
26/03/98
10/07/98
20/10/98
02/02/99
13/05/99
19/08/99
26/11/99
03/03/00
15/06/00
22/09/00
29/12/00
09/04/01
16/07/01
22/10/01
30/01/02

Two subsidiaries are publicly traded:
- Renault Argentina, listed in Buenos Aires, is 61.1%-owned by Cofal, 19.1%-owned by Renault Holding and 0.2%-owned by Renault S.A.;
- Renault owns 92.7% of Dacia, which is listed in Bucharest.

Since it floated in November 1994, Renault's aim has been to provide shareholders with regular information, presented in a clear and transparent manner, to both institutional and individual investors.

To meet this objective and tailor this information to everybody's needs, Renault has drawn up an active communications policy. This policy consists in providing more information documents, developing a special section for shareholders on the "renault.com" website and organizing frequent meetings for shareholders both in France and overseas.

Individual shareholders

In 1996, Renault became one of the first companies to set up a **consultative committee for shareholders**, showing its determination to provide individual shareholders with clear, relevant information. The committee has 12 members, including two employee shareholders, selected from the members of the Shareholders' Club.

The committee met four times in 2001, including two plenary sessions in the presence of the Chairman. The projects addressed in 2001 included: the financial section of the company's website, preparation of the notice concerning the 2001 half-yearly results, the communications media, events and messages aimed at individual shareholders, preparation of the summary of the 2001 annual report and finally, presentation of the plan to speed up the Renault-Nissan Alliance.

In May 1995, Renault set up a **Shareholders' Club** which now counts some 33,000 members. Members receive a quarterly newsletter focusing on group activities and an abridged version of the annual report. This abridged version is published once a year following the announcement of results. They also receive documents relating to the Annual General Meeting. Members are regularly invited on guided tours of plants and to shareholder meetings in their region. Thus in 2001, there were guided tours of the Flins, Sandouville and Douai plants. Four shareholder meetings, organized in collaboration with Euronext, were held in Mulhouse, Paris, Brussels and Nantes. Moreover, in November 2001, Renault took another opportunity for direct contact with its shareholders by participating in the Actionaria investment fair in Paris.

Four years ago, Renault launched a proactive communications campaign aimed at opinion-makers in the investment community. These financial specialists are important insofar as they channel information to individual shareholders. In this way, 10 regional meetings as well as guided tours of the Batilly and Maubeuge plants were organized in 2001 for the benefit of individual shareholders.

Individual shareholders can obtain information by calling the **toll-free number 0 800 650 650** (France only). They can also call **+33 (0)1 41 04 59 99** from Monday to Friday to speak with a member of the shareholder relations team.

Institutional investors

Renault also maintains regular relations with financial analysts and institutional investors from France and abroad.
Analyst meetings are held in London and Paris when the annual and interim results are published. In this way, the results are made available to as wide an audience as possible, either broadcast live or with a time lag on the Renault website.

Meetings with investors are also held throughout the year at the group's head office and elsewhere in France and abroad. In 2001, Renault's management team met with more than 300 investors in Europe, the USA and Asia.

The Renault website (www.renault.com) features a special finance section for shareholders. It provides comprehensive information about the group: the Renault share price in real time, press releases and publications, a calendar of events, live or delayed broadcasts of analysts' meetings in Paris and London and of the Annual General Meeting of Shareholders, FAQ, and more.
In 2001, the section won several prizes as part of the Boursoscan survey(1). Renault won the gold medal in the "first visit" category and the silver medal for the "best interactive website". Renault's corporate website ranks among the 100 most popular sites and places fourth overall.

2002 schedule for financial releases

Tuesday, February 12	2001 annual results
Wednesday, April 24	Revenues for Q1 2002
Friday, April 26	AGM
Wednesday, May 15	Payment of dividend(2)
Thursday, July 25	Half-year results for 2002
Thursday, October 24	Revenues for Q3 2002

Contact:
Olivier Bourges
Vice President, Investor Relations
Tel: + 33 (0)1 41 04 64 85
Fax: + 33 (0)1 41 04 51 49

Shareholder information line: +33 (0)1 41 04 59 99
Fax: +33 (0)1 41 04 51 49
Toll-free number: 0 800 650 650 (France only)
Telephone information for employee shareholders:
+33 (0)1 41 04 33 46
Fax: +33 (0)1 41 04 33 52
Internet: www.renault.com

(1) Survey conducted jointly by the consulting firm TLB and Boursorama to measure the expectations and satisfaction of individual shareholders/web surfers with regard to the financial websites of listed companies. The survey targeted some 6,300 individual online investors in France, Belgium and Switzerland.
(2) In accordance with the proposal of the Board of Directors, and for decision by the AGM on April 26, 2002.

SENIOR MANAGEMENT AND CORPORATE GOVERNANCE

The company is managed by a **Board of Directors** with 16 members. Twelve are chosen by the Annual General Meeting of Shareholders, three represent the company's employees and one represents employee shareholders. Directors are appointed for a term of six years.

Board of Directors at December 31, 2001

	Number of Renault shares held	Age	First appointed
Chairman and C.E.O. Louis Schweitzer[1] ◦ *Director:* BNP Paribas Compagnie Financière Renault Electricité de France AB Volvo Renault Crédit International ◦ *Member of the Supervisory Board:* Philips	19,545 and 503 units of the ESOP	59	May 1992
Directors			
Pierre Alanche[6] Engineer in charge of overseeing development of Renault's production information systems *Representing employee shareholders*	612	59	June 1997
BNP PARIBAS[2] represented by Michel Pebereau *BNP Paribas Chairman and C.E.O.* *Director (personal appointment):* Total Fina Elf Lafarge Saint-Gobain *Member of the Supervisory Board:* Axa Galeries Lafayette Dresdner Bank A.G.	2,822,068 150	59	May 1995
Jean-Marie Bousset[3] Renault after-sales technician *Employee-Board member*	20	55	Jan. 1999
Jean-Pierre Camescasse[3] Engineer in charge of quality of Renault technical documentation *Employee-Board member*	1,041	60	Jan. 1999
François de Combret[7] ◦ *Associate Director:* Lazard Frères Maison Lazard ◦ *Director:* Fonds Partenaires Gestion Institut Pasteur	5,000	60	July 1996
Yoshikazu Hanawa[9] ◦ *Chairman:* Nissan Motor Co. Ltd	500	67	June 1999
Nicolas Jachiet[7][10] ◦ *Head of Shareholding Department:* Treasury Division, Ministry of the Economy, Finance and Industry ◦ *Director:* SOGEPA France Télécom EDF SNCF	-[13]	43	March 1998
Jean-Luc Lagardère[4] *Board member:* Lagardère S.C.A. ◦ *Chairman and C.E.O.:* Lagardère SA Lagardère Capital & Management Hachette SA ◦ *Chairman:* France Galop European Aeronautic Defence and Space Company Eads N.V. EADS Participations BV+ ◦ *Director:* Lagardère Elevage ◦ *Member of the Consultative Committee:* Banque de France	1,001	74	May 1989
Bernard Larrouturou[11] *Chairman and C.E.O.:* INRIA ◦ *Director:* INRIA Transfert	1[13]	43	Feb. 2000
Henri Martre[6][10] *Honorary Chairman Aérospatiale:* ◦ *Chairman of the Board:* AFNOR ◦ *Chairman of the Supervisory Board:* ESL and Network Holding ◦ *Director:* On - X Sogepa ◦ *Member of the Consultative Committee:* Banque de France Andersen and Carlyle	150	73	July 1996
Jean-Claude Paye[10][14] *Attorney*	20	67	July 1996
Danièle Potvin[3] Director, Renault Executive Internships ◦ *Employee-Board member*	50	53	Nov. 1996

(1) Appointment renewed by the Joint General Meeting of June 10, 1999, appointed Chairman and C.E.O. by the Board of Directors on June 10, 1999.
(2) Appointed by the Annual General Meeting of May 24, 1995, renewed by the Annual General Meeting of June 8, 2000.
(3) Elected/re-elected by employees on November 5, 1996.
(4) Renewed by the Joint General Meeting of June 10, 1999.
(5) Renewed by the Joint General Meeting of May 10, 2001.
(6) Appointed/reappointed by the Joint General Meeting of June 10, 1997.

	Number of Renault shares held	Age	First appointed
Franck Riboud[12] • *Chairman and C.E.O.:* Danone • *Chairman of the Board:* Compagnie Gervais Danone Générale Biscuit • *Chairman and Director:* Danone Asia Pte Ltd • *Vice Chairman and Director:* Danone SA Danone Sabanci Gida Ve Icecek San. Ve. Tic.A.S. • *Director:* Danone Finance Association Nationale des Industries Agro-alimentaires ANSA EURAZEO Abi Holdings Limited (ABIH) Associated Biscuits International Ltd (ABIL) Scottish & Newcastle Plc Danone SA Wadia BSN India Limited Clover Holdings Limited Strauss Dairies Ltd Ona • *Member of the Supervisory Board:* ACCOR • *Permanent Representative Compagnie Gervais Danone:* Danone Société des Eaux de Volvic • *Permanent Representative Danone:* LU France	231	46	Dec. 2000
Jeanne Seyvet[8] [10] *Director General, Industry, Information Technologies and Post, Ministry of the Economy, Finance and Industry* • *Director:* Bull École Normale Supérieure • *Member of the Supervisory Board:* Areva • *Government Commissioner of the Board of:* France Télécom and FTICI	-[13]	47	Dec. 1998
Robert Studer[5] • *Former Chairman:* Union de Banques Suisses • *Director:* European Advisory Committee to the New York Stock Exchange, New York Espirito Santo Financial Group SA, Luxembourg Schindler Holding SA Total Fina Elf • *Member of the Supervisory Board:* BASF SA	6,000	63	July 1996

(7) Appointed/reappointed by the Joint General Meeting of June 11, 1998.
(8) Appointed by ministerial order of December 11, 1998, ratified by the Joint General Meeting of June 10, 1999, reappointed by the Joint General Meeting of May 10, 2001.
(9) Appointed by the Annual General Meeting of June 10, 1999.
(10) Named by the French State prior to appointment by the General Meeting.
(11) Appointed by ministerial order of February 15, 2000, ratified by the Annual General Meeting of June 8, 2000.
(12) Co-opted by the Board of Directors on December 19, 2000 after the resignation of Antoine Riboud; ratified by the Joint General Meeting of May 10, 2001.
(13) The administrative regulation does not require these directors to own shares as representatives of the French State.
(14) Appointed/reappointed by the Joint General Meeting of July 26, 1996.

Expiry of terms of office of Board members

Expiration year	Term of office expires
2002	Ms. Potvin[1] Mr. Camescasse[1] Mr. Bousset[1] Mr. Paye
2003	Mr. Alanche[1] Mr. Jachiet Mr. Martre
2004	Mr. de Combret Mr. Larrouturou
2005	Mr. Hanawa Mr. Lagardère Mr. Schweitzer
2006	BNP PARIBAS Mr. Riboud[2]
2007	Ms. Seyvet Mr. Studer

(1) Directors representing employees and employee shareholders are appointed following election by the relevant college.
(2) Franck Riboud, co-opted by the Board of Directors on December 19, 2000 after the resignation of Antoine Riboud; ratified by the Joint General Meeting of May 10, 2001.

The **Board of Directors** appoints one of its members as Chairman. The Chairman, who must be a natural person, may stand for re-election when his term of office expires. Every Board member must hold at least one registered share. In 2001, the Board of Directors met seven times.

In accordance with the **recommendations of the 1995 Viénot report** on corporate governance in France, which was supplemented by a second report published in July 1999, Renault's Board of Directors has adopted a system of bylaws and specialized committees.
The bylaws define the role of the Board of Directors, who collectively represent the company's shareholders, and have led to the drafting of a charter that establishes the rights and duties of Board members. The Board of Directors has also adopted procedures for the use and/or disclosure of privileged information. On July 26, 2001, the Board of Directors appointed a compliance officer to answer any queries relating to the interpretation and application of these procedures. In 1998, Renault ordered an independent audit of the structure, organization and operating procedures of its Board of Directors. It intends to repeat this audit on a regular basis. A second audit was submitted to the Board of Directors on February 27, 2001.

To permit in-depth examination of specific topics relating to the Board of Directors' role, **three specialized committees** were created in 1996:

- an **accounts and audit committee**, chaired by Robert Studer and composed of Jean-Pierre Camescasse, Pierre Alanche, Nicolas Jachiet and Henri Martre.
  The committee's mission is to analyze the financial statements, and to ensure that appropriate methods have been used to prepare them. In 2001 the committee met twice.

- an **appointments and remuneration committee**, chaired by Michel Pébereau and composed of François de Combret, Louis Schweitzer and Franck Riboud. The committee's mission is to submit proposals to the Board for the appointment of new directors and to advise on the renewal of directorships that have expired. It also submits proposals on the remuneration of senior managers and grants of stock options. In 2001 the committee met twice.
- an **international strategy committee**, chaired by Jean-Luc Lagardère and composed of Jeanne Seyvet, Henri Martre, Jean-Marie Bousset, Yoshikazu Hanawa, Jean-Claude Paye, Danièle Potvin and Bernard Larrouturou. The committee's mission is to analyze the company's international plans and present them to the Board. In 2001 the committee met once.

The General Meeting can allocate directors' fees, the amount of which remains fixed until otherwise decided.
Directors' fees are allocated in accordance with the following procedures:

The Joint General Meeting of June 10, 1997 fixed the total annual amount of directors' fees at FRF2,000,000 (€304,898.03), to be divided among the directors for the current financial year and for subsequent years until otherwise decided. The Board is required to divide the fees accordingly.
It was proposed to the Board that directors' fees be divided into a fixed portion, linked to the responsibilities arising from membership of the Board, and a variable portion, linked to members' actual attendance. It was proposed that two additional fees should be added, one for sitting on one of the committees, the other for chairing a committee.
The Board of Directors, meeting on October 28, 1997, adopted the procedures for dividing directors' fees. The fees allocated to each director are €21,342.36 maximum for the 2001 financial year, broken down as follows:
- €7,622.45 for membership of the Board,
- €7,622.45 at most for attendance, the sum being calculated in proportion to the director's actual presence at Board Meetings,
- €3,048.98 for sitting on one of the Board's committees,
- €3,048.98 for chairing one of the Board's committees.

The Chairman of Renault does not receive directors' fees for sitting on committees.
In 2001, total fees allocated to directors[a] amounted to €286,822.20 (€274,979.91 in 2000).

(a) Certain directors in view of their representation mandate do not personally receive directors' fees.

Director	Board meetings attended in 2001 (maximum of 7)	Total fees received in 2001 in euro[1]	
		2001	2000
Mr. Schweitzer	7	15,244.90	15,244.90
Mr. Alanche	7	18,293.88	18,293.88
BNP/Mr. Pébereau	3	16,987.17	12,577.04
Mr. Bousset	7	18,293.88	18,293.88
Mr. Camescasse	7	18,293.88	18,293.88
Mr. de Combret	7	18,293.88	17,341.08
Mr. Hanawa	6	17,205.09[1]	17,341.08
Mr. Jachiet[a]	7	18,293.88	18,293.88
Mr. Lagardère	4	18,076.18	17,531.64
Mr. Larrouturou	7	18,293.88	16,388.27
Mr. Martre	7	18,293.88	18,293.88
Mr. Paye	7	18,293.88	17,341.08
Ms. Potvin	7	18,293.88	18,293.88
Mr. Riboud	4	15,027.20	-
Ms. Seyvet[a]	7	18,293.88	17,341.08
Mr. Studer	7	21,342.56[2]	19,437.25

(1) Fees allocated on the basis of membership of the Board, attendance of Board meetings, membership and/or chairmanship of one of the Board's committees.
(2) Fees allocated to overseas directors correspond to the gross amount paid by Renault.



Group Executive Committee and Management Committee at December 31, 2001

Louis Schweitzer	Chairman and C.E.O.
Patrick Blain	Senior Vice President, Market Area Europe
Marie-Christine Caubet	Senior Vice President, Market Area France
Jean-Pierre Corniou	Senior Vice President, Chief Information Officer
Pierre-Alain De Smedt*	Executive Vice President, Industry and Technology
Rémi Deconinck	Senior Vice President, Product Planning
Georges Douin*	Executive Vice President, Product & Strategic Planning and International Operations
Alain Dubois-Dumée	Senior Vice President, Corporate Communications
Jean-Baptiste Duzan	Senior Vice President, Supplier Relations Chairman and C.E.O., Renault Nissan Purchasing Organization (RNPO)
Michel Faivre Duboz	Senior Vice President, Vehicle Engineering Development
Patrick Faure*	Executive Vice President, Chairman and C.E.O. of Renault F1 Team
Philippe Gamba	Chairman and C.E.O., RCI Banque S.A.
Manuel Gomez	Senior Vice President, International Operations
Michel Gornet	Senior Vice President, Manufacturing and Powertrain
François Hinfray*	Executive Vice President, Sales and Marketing
Jacques Lacambre	Senior Vice President, Advanced Vehicle Engineering and Research
Patrick le Quément	Senior Vice President, Corporate Design
Shemaya Lévy*	Executive Vice President, Chief Financial Officer
Benoît Marzloff	Senior Vice President, Strategy & Marketing
Luc-Alexandre Ménard	Senior Vice President, Mercosur
Bruno Morange	Senior Vice President, Light Commercial Vehicles
Pierre Poupel	Senior Vice President, Quality
Alain-Pierre Raynaud	Senior Vice President, Corporate Controller
Tsutomu Sawada	Senior Vice President, Advisor to the Chairman
Michel de Virville*	Corporate Secretary General, Executive Vice President, Group Human Resources

** Members of the Group Executive Committee chaired by Louis Schweitzer.*

Members of the Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance for the previous year, assessed by two criteria: the difference between budgeted and actual operating margin, and return on equity.

In 2001, the total emoluments paid to Management Committee members amounted to FRF64,044,622, of which FRF48,739,770 for the fixed portion (compared with a total of FRF76,020,750 and FRF51,700,846 in 2000). It should be noted that the Committee was reduced from 28 members in 2000 to 25 in 2001. The total consideration paid to Mr. Schweitzer in 2001 was FRF7,154,710, of which FRF4,900,000 for the fixed portion (compared with FRF7,085,219, of which a fixed FRF4,149,012 in 2000).
Management Committee members do not receive directors' fees from group companies in which they hold senior office.
In 2001, a consideration of FRF1,927,148 was paid to employee board members, broken down as follows: Mr. Alanche - FRF808,096, Mr. Camescasse - FRF622,404, Ms. Potvin - FRF267,750 and Mr. Bousset - FRF229,262.

Auditors

Statutory Auditors:
DELOITTE TOUCHE TOHMATSU
represented by Olivier Azières
185 Avenue Charles de Gaulle
92200 Neuilly Sur Seine, France

ERNST & YOUNG Audit
represented by Dominique Thouvenin
4 Rue Auber
75009 Paris, France

Deloitte Touche Tohmatsu was appointed by the Joint General Meeting of June 7, 1996 for a six-year term. Ernst & Young Audit was appointed by the French Finance Ministry on March 27, 1979 and was reappointed by the Joint General Meeting of June 7, 1996 for a six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2001.

Alternate Auditors:
DELOITTE TOUCHE TOHMATSU Audit
alternate for Deloitte Touche Tohmatsu

Gabriel Galet
alternate for ERNST & YOUNG Audit

The alternate auditors were appointed or reappointed by the ordinary session of the Joint General Meeting of June 7, 1996 for a six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2001.

Organized as a société anonyme (public limited company) under French law, Renault is governed by the provisions of Book II of the Commercial Code, on commercial undertakings, and the provisions of the Employee Profit Sharing Act No. 94-640 of July 25, 1994. The company was formed on January 16, 1945 and will cease to exist on December 31, 2088 except in the case of early termination or renewal. The head office is located at 13-15 Quai Le Gallo, Boulogne-Billancourt 92100 - France. Renault is registered with the Registrar of Companies in Nanterre under the number B 780 129 987 (APE code 341 Z; Siret code: 780.129.987.03591). Legal documents such as the articles of incorporation, minutes of Annual General Meetings, auditors' reports and all other documents made available to shareholders in accordance with law may be consulted at the company's head office.

The company's corporate purpose is the design, manufacture, trade, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and manufacture of spare parts and accessories used in connection with the manufacture and operation of vehicles. It also encompasses all types of services relative to such operations and, more generally, all industrial, commercial, financial, investment and real estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation). The company's financial year runs for 12 months from January to December 31.

Special provisions of the articles of incorporation

Modification of share capital and voting rights

The Extraordinary General Meeting may, under the conditions specified by law, increase or reduce the share capital and authorize the Board of Directors to carry out such transactions, with the possibility of delegating them to Chairman of the Board.
Shares are freely transferable in accordance with legislative and regulatory provisions. Such transfers are made in book entry form.

Statutory appropriation of net income

Net income is appropriated in compliance with existing legislation. Distributable income consists of the current year's income, less previous losses and amounts transferred to the legal reserves, plus retained earnings brought forward from previous years. Upon recommendation by the Board of Directors, the General Meeting may then determine portions of this income to be allocated to optional ordinary and special reserves or to be carried over. The balance, if any, is divided among the shares in proportion to their paid-up and unamortized value.

In accordance with legal provisions, the Annual General Meeting has the authority to offer shareholders the option of receiving all or part of the dividend payout in cash or in shares. Requests for the payment of scrip dividends must be submitted within the time period established by the Annual General Meeting, without exceeding three months from the date of the Meeting. The Board of Directors may choose to suspend this period for up to three months if the share capital is increased.

General Meetings of Shareholders

General Meetings are convened in accordance with legal and regulatory provisions. All shareholders are entitled to attend. Owners of bearer shares or shares registered in an account not held by the Company who wish to attend or be represented at General Meetings must submit a certificate drawn up by the intermediary who holds their account, attesting that their shares are not available in the period up to the date of the meeting. Such certificate shall be submitted at the place indicated in the meeting notice, at least five days before the date set for the General Meeting. Owners of shares registered in an account held by the Company who wish to attend or be represented at General Meetings must have their shares registered on their behalf in the Company register at least five days before the date set for the General Meeting. The Board of Directors is authorized to reduce the time period specified above.

Statutory thresholds

Shares are registered in an account according to the provisions and terms established by law. Fully paid-up shares are in either registered or bearer form, at the discretion of their owner, subject to legislation in force and the articles of incorporation. However, shares that are not fully paid-up must be in registered form.

The company is authorized to make use of the appropriate legal provisions for identifying shareholders having immediate or future voting rights in its own shareholders' meetings.

In addition to the legal requirement that shareholders inform the company if they hold certain percentages of its share capital, every shareholder or fund management company holding a number of shares equal to or greater than 0.5% of the share capital, or a multiple of this percentage less than or equal to 5% of the share capital, is required to inform the company of the number of shares held. Such information shall be notified by registered letter with return-receipt within five trading days of the registration of the shares that caused this threshold to be breached. For the purposes of determining the thresholds described above, indirectly held shares or shares assimilated to equity held as defined by the provisions of Article L 233-7 of the Commercial Code will also be taken into account. The declarer must certify that the said declaration includes all shares held or owned within the meaning of the preceding paragraph, and must indicate the acquisition date(s). The declaration requirement applies in the same manner if the holding falls below any of the aforementioned thresholds, 0.5% or 1% as applicable.

If the conditions described above are not respected, any shares exceeding the fraction that should have been declared are stripped of voting rights for all shareholders' meetings for a period of two years after the required declarations are made, insofar as this is requested at the meeting by one or more shareholders who together hold at least 1% of share capital.



In 2001 the Renault group's worldwide car sales rose 2.3% (up 53,018 units) to 2.4 million vehicles. The increase was attributable to higher sales at Renault Samsung Motors (up 58,299 units), whereas sales under the Renault and Dacia brands remained virtually stable (down 7,161 units and up 1,880 units, respectively). The flat overall trend in Renault sales concealed two contrasting patterns. First, sales in Turkey and Argentina, where Renault was the number-one brand, fell by nearly 100,000 vehicles owing to the collapse of those countries' markets. Second, sales advanced in the rest of the world, particularly Western and Central Europe and Brazil. In Western Europe, Renault confirmed its position as the top-selling brand for passenger cars and light commercial vehicles, growing its market share to 11.1%, up 0.1 of a percentage point on the previous year. This increase was entirely due to an improved performance in the second half-year, driven by the success of New Clio, Laguna II and new diesel engines.

The increase in 2001 revenues stemmed mainly from higher sales of Renault vehicles in Europe and a better product mix. Despite continued cost-cutting efforts, operating margin narrowed. This was the result of a sharp downturn in the contribution from international operations, a rise in R&D spend and warranty costs, and a less buoyant product cycle in Europe pending the launch of Mégane's replacement.
In view of the worsening situation in Argentina, the group took an exceptional charge.
However, owing to substantial capital gains on securities and the recovery of Nissan, Renault was able to keep net income level in 2001. Moreover, the net long-term debt of industrial and commercial activities contracted €866 million to €3,927 million.

FINANCIAL RESULTS

For comparison purposes, 2000 data have been restated to a basis consistent with 2001 figures, including operating income. The year-on-year change results from the deconsolidation of Renault V.I. since that company was sold to Volvo, with effect from January 2, 2001. Accordingly, the Commercial Vehicles Division no longer exists. Information regarding Irisbus is now recorded under "Other".

Revenues

Calculated on a consistent basis, the group's consolidated revenues grew 6.1% to €36,351 million compared with €34,268 million in 2000. The contributions of the Automobile Division and the Finance Division rose 5.8% and 10.1%, respectively. Divisional contributions were calculated after stripping out inter-group revenues.

Divisional contributions to group revenues

	1999(1)		2000(1)		2000(2)		2001		2001/2000 %	
	(€million)	%	(€million)	%	(€million)	%	(€million)	%	reported(1)	restated(2)
Automobile	29,738	79.1	31,486	78.4	31,985	93.3	33,841	93.1	7.5	5.8
Commercial Vehicles	6,474	17.2	7,033	17.5		-	-	-	-	-
Finance	1,380	3.7	1,656	4.1	1,661	4.9	1,828	5.0	10.4	10.1
Other(3)	-	-	-	-	622	1.8	682	1.9	-	9.6
TOTAL	37,592	100	40,175	100	34,268	100	36,351	100	(9.5)	6.1

(1) Reported.
(2) To permit comparisons, 2000 data have been adjusted to a basis consistent with 2001 figures. The main change results from the deconsolidation on January 1, 2001 of Renault V.I./Mack, pursuant to the agreement with Volvo.
This has resulted in a positive impact of €366 million on 2000 revenues, recorded by the Automobile Division, owing to the neutralization of revenues from sales made by the Automobile Division to Renault V.I.
The other adjustments concern changes in the scope of consolidation in the Automobile Division, which impacted revenues as follows:
- newly consolidated subsidiaries: a positive €261 million (chiefly Renault Samsung Motors for €186 million, Renault Morocco for €52 million, Renault Slovakia for €10 million and Renault Croatia for €9 million).
- deconsolidations: a positive €238 million (chiefly CAT Voyages for a negative €125 million plus the positive €366 million impact from the sale of Renault V.I.).
(3) Information concerning Irisbus is now recorded under "Other" following the deconsolidation of Renault V.I.

The **Automobile Division** contributed €33,841 million, or more than 93% of consolidated revenues. The change relative to last year was due mainly to higher sales of Renault vehicles in Europe and a better product mix, largely thanks to the success of New Clio and Laguna II as well as the steady rise in diesel sales. Outside Europe, a sharp increase in Renault Samsung Motors' revenues combined with Renault's international expansion to cushion the effects of the steep revenue shortfall in Turkey and Argentina.

The figure for the Automobile Division also included the revenue contribution of industrial and service companies operating in areas related to the automotive business, chiefly Renault Agriculture for €499 million, SNR for €350 million and CAT for €188 million (until June 30).

The **Finance Division** accounted for 5% of group revenues. Its contribution amounted to €1,828 million, up 10% on 2000 on a consistent basis, and originated from sales financing business. The increase reflected a 5.6% rise in average productive credits.

Revenues by geographical area

	1999(1)		2000(1)		2000(2)		2001	
	€ million	%	€ million	%	€ million	%	€ million	%
France	13,731	36.5	14,252	35.5	13,021	38	14,237	39.2
Other EU countries	16,118	42.9	16,218	40.4	14,982	43.7	16,213	44.6
Total EU	**29,849**	**79.4**	**30,470**	**75.9**	**28,003**	**81.7**	**30,450**	**83.8**
Rest of Europe	1,410	3.8	1,737	4.3	1,576	4.6	1,935	5.3
Total EUROPE	**31,259**	**83.2**	**32,207**	**80.2**	**29,579**	**86.3**	**32,385**	**89.1**
Africa	571	1.5	666	1.6	546	1.6	531	1.5
America	4,462	11.9	4,982	12.4	2,018	5.9	1,822	5.0
Asia-Pacific	1,300	3.4	2,320	5.8	2,125	6.2	1,613	4.4
TOTAL	**37,592**	**100**	**40,175**	**100**	**34,268**	**100**	**36,351**	**100**

(1) Reported.
(2) 2000 restated on a basis consistent with 2001.

Operating margin

Operating margin consists of operating income before other operating income and expenses, which in 2001 included:

- restructuring costs and costs relating to workforce adjustment measures,
- gains and losses on disposals of tangible and intangible assets (except sales of vehicles under leasing contracts),
- income/losses from operations relating to subsidiaries and equity investments relating to operations,
- amortization of goodwill on consolidated acquisitions,
- unusual items, i.e. income and expenses that are exceptional by frequency of occurrence, nature or amount.

Divisional contributions to group operating margin (€ million)

			2000(2)			2001		
	1999(1)	2000(1)	H1	H2	Full year	H1	H2	Full year
Automobile	1,763	1,574	910	664	1,574	163	53	**216**
Commercial Vehicles	220	195	-	-	-	-	-	-
Finance	222	253	142	121	263	137	115	**252**
Other	-	-	1	5	6	4	1	**5**
TOTAL	**2,205**	**2,022**	**1,053**	**790**	**1,843**	**304**	**169**	**473**

(1) Reported.
(2) Pro forma data allowing for the deconsolidation of Renault V.I.

The **group operating margin** in 2001 was €473 million, equivalent to 1.3% of revenues compared with 5.4% in 2000 (pro forma). This represented a decline of more than 74% relative to 2000.

The explanation lay in a sharp fall in the operating margin of the **Automobile Division**, which contributed €216 million in 2001 compared with €1,574 million in 2000 (pro forma). Three main factors were at work:

- a steep decline in the contribution from international operations, primarily because of the collapse of the markets in Turkey and Argentina and the worsening situation in Mercosur;
- a rise in R&D expenditure for the product plan as well as a temporary increase in expenses caused by warranty extensions and changes in the model/version mix;
- a lower contribution from Europe, due to price reductions in the UK and a less buoyant product cycle prior to the renewal of the C-segment offer (Mégane). This cyclical impact was exacerbated by delays in product and version launches, mainly in the first six months, and the peak phase of the specification enhancement process.

In contrast, operating margin benefited from further reductions in procurement costs despite the difficult situation with suppliers, from a faster decline in distribution expenses, and from a heightened effort to rein in general costs, which was particularly noticeable in the second half (see below).

The **Finance Division** contributed €252 million to operating margin, level with last year's contribution.

Research and development expenses(1) rose 4.8% between 2000 and 2001 to €1,935 million, or 5.3% of revenues, compared with 5.4% in 2000 (pro forma). As in 2000, the higher spend was attributable chiefly to the preparation of future models, the development of new powertrains, and international expansion. The aim of these expenditures was to secure the group's future and underpin its growth.

Selling, general and administrative expenses were €4,538 million, compared with €4,287 million one year earlier (pro forma). This item rose less quickly than in previous years, mainly as a result of deeper reductions in administrative expenses in the second half.

(1) In 2002, Renault intends to adopt IAS 38 to account for development expenses and to capitalize them as part of a move towards full IAS compliance.

(2) In 2001 Renault and Volvo resorted to arbitration regarding the interpretation of the agreement governing the contribution of Renault V.I. The procedure could result in a reduction in the value of that contribution. Renault set up a provision by adjusting the capital gain recognized on the contribution. Renault believes that the outcome will not have a material adverse effect on its financial situation.

Other operating income and expenses in 2001 amounted to income of €231 million compared with a charge of €325 million in 2000 (pro forma). In 2001 this item was mainly composed of:

- €632 million in **proceeds from the sale of operating investments**, consisting primarily of capital gains on the contribution of Renault V.I. to Volvo in exchange for an ownership interest in AB Volvo (€335 million(2)), and the sale of CAT shares to Global Automotive Logistics (€318 million);
- €204 million of **restructuring expenses**, principally a €41 million provision for a workforce adjustment plan implemented by Renault Argentina, €40 million for the CASA early retirement program in France (of which €39 million to discount existing provisions to present value) and €65 million for a similar scheme in Spain (Convenio Plan), of which €53 million for departures in 2002 and €12 million for provision adjustments;
- *a €164 million **exceptional charge**, including €51 million for the* impairment of industrial assets at Renault Argentina owing to a sharp fall in markets and weaker profitability;
- a €24 million net loss (i.e. minus gains) on disposals of **tangible and intangible fixed assets.**

Splitting out this item by division, the Automobile Division posted an expense of €52 million and the Finance Division an expense of €8 million, while other activities generated income of €332 million (mainly from the sale of Renault V.I. to Volvo).

Divisional contributions to group operating income (€ million)

	1999[1]	2000[1]	2000[2] H1	2000[2] H2	2000[2] Full year	2001 H1	2001 H2	2001 Full year
Automobile	1,161	1,266	813	453	1,266	84	22	106
Commercial Vehicles	58	202	-	-	-	-	-	-
Finance	265	235	127	118	245	163	98	261
Other	-	-	1	6	7	338	(1)	337
TOTAL	1,484	1,703	941	577	1,518	585	119	704

(1) Reported.
(2) Pro forma.

Net financial income (expense)

The net balance on the financing account was a negative €64 million compared with an expense of €69 million in 2000 (reported). In particular, this item included the sale of BNP Paribas shares held by the group, generating a gain of €89 million.

Share in the net income of companies accounted for by the equity method

Renault's share in the net income of companies accounted for by the equity method was €380 million compared with €89 million in 2000.

- The equity-accounted contribution of **Nissan Motor** to Renault's net income was €497 million (see note 11 to the consolidated financial statements), compared with €56 million in the previous year. This included:
- the positive impact of carrying Nissan's restated income under the equity method amounting to €539 million (of which €294 million for the second half of the fiscal year ending March 31, 2001 and €245 million for the first half of the fiscal year ending March 31, 2002). This positive contribution showed that Nissan had continued to recover as a result of the Nissan Revival Plan;
- €42 million of goodwill amortization.

- Accounting for **AB Volvo** on an equity basis produced a negative net contribution of €26 million to Renault's net income (see note 12 to the consolidated financial statements), of which a negative €50 million for Renault's share in Volvo's net income and a positive €24 million for amortization of negative goodwill. The outturn reflected a cyclical downswing in the truck market and the recognition of restructuring expenses by Volvo.

- Accounting for **other group companies** (Mais, Teksid, Sofasa) on an equity basis resulted in an expense of €91 million compared with income of €33 million in 2000. This was due to the crisis in Turkey, which impacted Mais' bottom line, and to the difficulties of Teksid.

Renault net income

As provided under the group's tax consolidation regime, renewed on January 1, 2001 for a further three years, Renault calculates its tax liability by including the taxable income of most of its foreign subsidiaries and affiliates, as well as the main companies in the Nissan group, and offsetting this amount against specific taxes paid by those same subsidiaries, affiliates and companies.

The tax rate before the impact of equity-accounted companies was 10.4% in 2001 compared with 39.8% in 2000 making an effective overall rate of 6.6% (37.7% in 2000). This took into account the fact that long-term capital gains realized during the year had been booked to the group's long-term capital loss reserve. The net income tax expense for the year was €67 million (compared with €649 million in 2000).

After this expense and negative minority interests (chiefly Renault Samsung Motors, Rasa and Oyak) amounting to €98 million (compared with a positive €6 million in 2000), Renault's net income in 2001 came out at €1,051 million (€1,080 million in 2000). This equated to earnings per share of €4.38 compared with €4.50 in 2000.

CASH FLOWS

Statement of cash flows (€ million)

	1999(1)	2000(1)	2000(2)	2001
Cash flow	3,314	3,412	3,137	1,688
Increase in receivables from sales financing	(1,617)	(483)	(486)	(2,227)
Net change in interest-bearing debt of the sales financing sector	2,078	613	606	1,685
Change in working capital requirement	(288)	(1,769)	(1,502)	1,951
Cash flows from operating activities	**3,487**	**1,773**	**1,755**	**3,097**
Capital investment for plant, property and equipment and intangibles	(2,437)	(2,846)	(2,639)	(3,205)
Acquisition of Nissan stock	(4,917)	-	-	-
Other acquisitions of equity holdings, net of cash acquired	(146)	(811)	(788)	(109)
Disposals, other	454	496	457	1,224
Cash flows from investing activities	**(7,046)**	**(3,161)**	**(2,970)**	**(2,090)**
Net change in interest-bearing debt of the industrial and commercial activities, including bonds	(295)	2,127	1,851	(754)
Proceeds from minorities	41	50	50	0
Dividends paid	(222)	(224)	(224)	(260)
Net change in loans and marketable securities	4,015	221	215	599
Cash flows from financing activities	**3,539**	**2,174**	**1,892**	**(415)**
Change in cash and cash equivalents	**(20)**	**786**	**677**	**592**

(1) Reported.
(2) Pro forma.

Cash flows from operating activities

Cash flows from operating activities amounted to €3,097 million in 2001 compared with €1,773 million in 2000.
Total cash flow was €1,688 million. The working capital requirement fell €1,951 million, returning to its end-1999 levels. This was due partly to tighter management of the component items. And in view of its tax situation, notably the inclusion of Nissan in the tax consolidation regime, the group also benefited from a refund of an advance tax payment. Receivables from the group's sales financing business rose €2,227 million in 2001 while the interest-bearing debt from this business rose €1,685 million.

Also in 2001, RCI Banque issued three floating-rate bonds for a total €1,250 million (€300 million in February with a 3-year maturity, €400 million in April maturing in 2 years, €250 million in June maturing in 5 years and €300 million in September due in 3 years).

Cash flows from investing activities

In 2001 cash flows from investing activities consumed €2,090 million compared with €3,161 million in the previous year.

Gross capital investment for plant, property and equipment and intangibles increased 12.6% on a reported basis and 21.5% pro forma, reaching €3,205 million. This figure breaks down into €2,886 million for the Automobile Division (90%), €300 million for the Finance Division (9.4%) and €19 million for "Other".

Tangible and intangible capital expenditures net of disposals amounted to €2,641 million in 2001 compared with €2,208 million in 2000 (pro forma). This item consisted primarily of investments for industrial and commercial activities (€2,547 million in 2001 compared with €2,116 million in 2000, pro forma) and accounted for 7.4% of the revenues generated by these activities. The capital

expenditure of industrial and commercial companies was earmarked primarily for renewing product and component ranges and for modernizing facilities. In view of the plan to renew the Renault range and boost the group's international business, 2001 was near the peak of the investment cycle.

Gross tangible and intangible capital expenditure for the **Automobile Division** rose 21.3% relative to 2000. Tangible and intangible capital expenditures net of disposals reached €2,570 million (€2,111 million in 2000), equivalent to 7.6% of divisional revenues. International activities accounted for 17.8% of the year's investment outlays, with the financing of a powertrain plant and an LCV production unit in Brazil. Capital expenditure for product range development in Europe amounted to 53% of the total. The bulk of these expenditures were allocated to D/E segment programs at Sandouville (especially equipment for Laguna and facilities for Vel Satis and the Espace replacement) and also to install preliminary plant equipment for Mégane's future replacement in the Douai and Palencia plants. The investment policy for expenditures outside the range continued the pattern set in 2000. The main areas of focus were facilities for stamping, anti-corrosion treatment and water-based paints. Investments were also made for tooling at suppliers' plants in order to meet diversified end-demand, both for body hardware and diesel engines.

The capital outlays of the **Finance Division** consisted chiefly of vehicles under leasing contracts.

Acquisitions of equity holdings totaled €109 million compared with €811 million in 2000. This figure took account of a number of strategic operations, chiefly the funding of the acquisition of shares in Volvo and Benetton Formula One.

Disposals of equity holdings generated €711 million, consisting primarily of the sale of CAT for €467 million by the Automobile Division and the sale of BNP Paribas shares by the Finance Division for €154 million.

Investments (property, plant and equipment, intangibles and securities)

	1999		2000 (1)		2001 (2)		2001	
	€ million	%	€ million	%	€ million	%	€ million	%
By Division								
Automobile	6,849	91.3	3,160	86.4	3,160	92.2	2,986	90.1
Commercial Vehicles	226	3	241	6.6	-	-	-	-
Finance	425	5.7	256	7	256	7.5	306	9.2
Other	-	-	-	-	11	0.3	22	0.7
TOTAL	**7,500**	**100**	**3,657**	**100**	**3,427**	**100**	**3,314**	**100**
By type								
Property, plant and equipment, intangibles	2,437	32.5	2,846	77.8	2,639	77,0	3,205	96.7
Securities	5,063	67.5	811	22.2	788	23,0	109	3.3
TOTAL	**7,500**	**100**	**3,657**	**100**	**3,427**	**100**	**3,314**	**100**

(1) Reported.
(2) Pro forma.

Cash flows from financing activities

The financing businesses in 2001 generated a cash flow requirement of €415 million (compared with a funding requirement of €2,174 million in 2000). These cash flows consisted of the interest-bearing debts of industrial and commercial activities, especially the redemption and issuance of bonds, investment loans and marketable securities of the industrial and commercial activities, together with funds contributed by minority shareholders and dividend payouts to Renault S.A. shareholders and to minority shareholders of consolidated companies. In September 2001 Renault issued a ¥50 billion 5-year fixed-rate bond in the Japanese market.

Investment loans and marketable securities declined €599 million in 2001 (compared with a decline of €221 million in 2000).

The Joint Shareholders' Meeting of Renault of May 10, 2001 voted to pay a dividend of FRF6 (€0.91) per share, making a total payout of €219 million for 2000. After elimination of the dividends attaching to treasury stock, the total dividend paid by Renault S.A. to its shareholders in 2001 amounted to €213 million.

FINANCIAL SITUATION

Shareholders' equity rose from €9,652 million at December 31, 2000 to €10,051 million. This overall increase reflected income for 2001 and a negative €501 million foreign exchange adjustment, which mainly included the impact of the Argentine peso (€267 million, of which €249 million for devaluation), the Brazilian real and the Turkish lira, and the impact of the yen (€156 million).

Cash flow from operations fell to €1,688 million for the group, including €1,395 million for industrial and commercial activities, compared with €3,137 million for the group (pro forma) and €2,760 million for industrial and commercial activities in 2000 (pro forma). There was an improvement in the net long-term debt of industrial and commercial activities (including €324 million in redeemable shares), which declined to €3,927 million from €4,793 million at December 31, 2000. The two main reasons for this decline, which occurred despite the decline in operating margin and a rise in capital expenditure, are:

- a €709 million gain on the sale of equity investments,
- a €1,751 million reduction in the working capital requirement of industrial and commercial activities (see page 18, "Cash flows from operating activities").

RESEARCH AND DEVELOPMENT

In 2001 the Automobile Division spent €1,908 million on Research and Development, a 5% increase compared with 2000, and filed 364 patents[(1)] (329 in 2000, 357 in 1999). The R&D spend ratio (R&D-to-revenues) was 5.6% compared with 5.1% in 2000.

Research and Development expenses of the Automobile Division

	1999	2000	2001	% Change 2001/2000
R&D expenses	1,620	1,818	1,908	+ 5
Revenues	29,738	31,486	33,841	+ 7.5
R&D spend ratio	5.4 %	5.8 %	5.6 %	-
R&D workforce	10,000	10,700	11,200	+ 4.7

Deploying its own resources and unlocking synergies with its partner Nissan, Renault invests heavily in R&D activities. The results are clearly visible. Renault invents new concepts and new technologies, with the constant aim of protecting the lives of drivers and passengers, making their journeys more pleasant and integrating their vehicles into the environment.

(1) To our knowledge, the group's production does not depend on patents or licenses belonging to third parties.

1. The Technocentre: Renault's R&D facility

Renault's research and development work is supported by the Technocentre, a unique facility that has been operational since the end of 1998. It is the largest and most up-to-date center of its kind in Europe. Serving innovation and competitiveness, it operates on a cross-functional basis, bringing vehicle design and development specialists together in a single location so that several new vehicle projects can be conducted simultaneously. The center is staffed by specialists from all disciplines: R&D, design, IT, product/process engineering, quality, purchasing, cost analysis, product planning and vehicle projects. Representatives from component manufacturers and outside suppliers are also present. The Technocentre is a key component in Renault's strategy of profitable growth. It has two main objectives, firstly to shorten development times for new vehicles, and secondly to achieve savings on the development costs of new vehicles while improving quality and accelerating innovation at the same time.

2. Renault's R&D strategy

In line with its *Créateur d'Automobiles* slogan, Renault devotes substantial resources to Research and Development. Over the past two years, more than 1,000 new engineers and technicians have joined its R&D teams.

Renault's R&D potential has been greatly enhanced by its Alliance with Nissan. The use of shared components has brought down costs, and many programs are moving ahead more quickly thanks to cooperation and task sharing. All opportunities are being exploited. The broadening of the two companies' product ranges, which began with powertrain exchanges - Kangoo 4x4 equipped with a Nissan hydraulic coupling, Nissan V6 3.5-liter gasoline engine for Vel Satis, Renault 1.5-liter dCi K9 diesel engine for Micra and Almera - will enter a new stage in 2002 with the industrial launch of two common platforms, one for the new Nissan Micra, the other for the future Renault Mégane. This platform-sharing initiative illustrates the full extent of ongoing collaboration. A similar approach is being applied for more long-term projects: joint research into hybrid vehicles and fuel cells is under way.

3. Innovation: the cornerstone of Renault's identity

In 2001 Renault confirmed its capacity for innovative vehicle design. The new Vel Satis reinvents the architecture of the traditional top-of-the-range sedan. Its height provides exceptional interior space and ease of access while complying with the fundamentals associated with high-end vehicles in terms of quality, safety, equipment, comfort and driving pleasure.

Technological innovation is another key priority, as demonstrated by the equipment now available on Laguna. The year 2001 showed that technical innovations could be applied equally to all segments in the range. New Clio is now available with Emergency Brake Assist and ESP - a first for a small car.

These achievements reflect the keener competitive edge of our development teams. Simulation and virtual reality have made a key contribution, enabling engineers to explore a wide range of technical options and to validate their solutions faster. More new tools became available in 2001. They include a new Power Wall*, highly sophisticated intelligent simulators for driving and lighting, predictive aerodynamic modeling and the widespread use of stereoscopic screens to work on vehicle design options. Our research teams are actively preparing for the next series of developments.

* *Power Wall: a giant screen for full-size projection of the detailed digital image of a vehicle and each of its sub-assemblies.*

4. Technology to make life simpler

Safety is a top priority for Renault and the results speak for themselves. Today, Laguna is the only car with a five-star rating awarded by Euro NCAP(2). It offers unrivalled protection to its occupants. The Renault range ranks top in Europe for safety, with all its other vehicles scoring four stars. Renault vehicles now also come with **driver assistance systems**, such as ESP and adaptive cruise control. For the future, our research is focusing on the man-machine interface, so that assistance can be provided without changing driving behaviour.

Talisman, the concept car presented by Renault in 2001, illustrates another facet of Renault's innovative talent. The "Touch Design" technique simplifies inherently complex technical systems. Each command is designed to suggest its function and to encourage people to reach out and use it intuitively.

Creating a sense of **on-board comfort** and peace of mind, with freedom from repetitive tasks, is another research priority. This is illustrated in a whole variety of ways: the keyless vehicle inaugurated with Laguna, automatic headlamp and windscreen wiper activation (already available on New Clio), the automatic parking brake and the high-comfort seats on Vel Satis. Experts are now taking a close look at acoustics, a key factor in interior comfort and environmental protection. Vel Satis received the golden decibel award in 2001 and is one of only two vehicles in Europe to be homologated at 71dB – alongside Laguna.

When it comes to **driving pleasure**, power is not the only factor in the equation. This is doubtless why Renault now has one of the cleanest engine ranges on the market. Renault's ambition is to offer the best combination of driving pleasure (rapid response to power demand for example), acoustic comfort and respect for the environment (lower fuel consumption and fewer greenhouse gas emissions). In 2001 a new 1.5-liter dCi direct-injection engine, which currently holds the record for the lowest CO_2 emissions (110g/km), was added to the existing range of common-rail turbodiesel engines (1.9 dCi, 2.2 dCi, V6 3.0 dCi). A new benchmark in its category, it combines excellent torque and low consumption with exceptionally silent operation. These engines now come with smart transmission systems. The latest, called Quickshift 5, is a robotized gearbox with flick shift.

5. Technology to communicate

More and more drivers are demanding vehicles that not only provide comfort but that also communicate with the outside world. Renault was a pioneer in this area, presenting an R25 equipped with a navigation system in 1990 and the Odysline warning system in 1998. The navigation system first launched on Safrane in 1995 is now available on a wide range of models. In 2001 a new traffic information service was added. This new-generation Carminat navigation system with real-time traffic information is available on Laguna, Vel Satis and Avantime, but also on Scénic, Mégane, New Clio and Trafic. At present, work is focusing on two priorities: developing a reliable electronic infrastructure to handle a wide range of applications (multiplexing, 42 volts) and defining, via international or European research programs, standard interfaces for connecting all types of equipment (telephone, organizer, navigation, traffic information, etc.). In this area, Renault aims to devise affordable solutions enabling drivers to use these new functions while keeping their eyes firmly on the road.

6. Sustainable development

The car of the future will bring more freedom to users while respecting the natural environment. Our R&D teams are strongly committed to this objective, which forms part of our sustainable development strategy (see Renault's Sustainable Development Report which can be ordered using the form inserted in the 2001 Renault Annual Report).

Renault decided to join the Global Compact(3) in the summer of 2001 to promote a responsible attitude towards the management of economic growth. Since becoming a member, it has pursued its actions in favor of the environment and sustainable mobility.

(2) Euro NCAP: European New Car Assessment Program.
(3) Global Compact: Launched officially in July 2000 under the aegis of the UN. Under this contract, companies agree to adopt nine universal principles relating to human rights, labor and the environment, in a spirit of "responsible and sustainable development".

A large share of our R&D activities is devoted to integrating cars into the environment by lowering fuel consumption, reducing emissions of greenhouse gases such as carbon dioxide (CO_2), and pollutants such as nitrogen oxides (NOx), and developing the use of new energies.

- To bring down fuel consumption, a wide range of factors must be taken into account. For example, ongoing research programs, notably those conducted with our partner Nissan, are looking at ways to improve aerodynamics and reduce vehicle weight. Renault's industrial experience in the volume production of multi-material car bodies - Laguna II and Vel Satis bodies combine aluminum, steel, plastics and composites - is a key asset for future applications.
- Conventional engines, both gasoline and diesel, offer substantial scope for improvement. Work is focusing on fuel injection and smart transmission systems.
- The use of alternative energies is also a key area of progress. In 2001 Renault adopted a new, more efficient gas injection technology which complies with the latest standards. It already equips Twingo, Kangoo and Scénic and will be available on Clio, Mégane and Laguna II in 2002. Renault is also partnering the development of NGV (Natural Gas for Vehicles) technologies and will launch an NGV vehicle range in 2002.
- In 2001 Renault renewed its range of electric vehicles (nickel-cadmium batteries), focusing on the two- and five-seater Kangoo, a popular vehicle for urban use. Its driving range will be extended in 2002.
- Major research resources are also being devoted to future drive systems. These include hybrid vehicles and, for application in the more distant future (2010), fuel cells. Renault and Nissan are working together and the Alliance should here again serve as a catalyst for progress in these areas.

Environmental legislation

1. Global harmonization

An agreement signed by the world's top car-producing nations came into force in August 2000 under the aegis of the United Nations Economic Commission for Europe (ECE/WP29 - Geneva). Ultimately, the 1998 agreement will lead to the creation of internationally harmonized technical regulations, though the process will necessarily be slow-moving.

2. Occupant safety in passenger vehicles

Recent amendments to EU directives on safety belts and cabin design mean that, in the years ahead, manufacturers will be required to fit 3-point belts on all seats in passenger cars as well as compression sensors and obstruction detectors on electrically controlled windows and sunroofs to ensure child safety.

European legislation is now being drafted to prevent whiplash injuries to the neck in the event of medium-speed rear-end collision and to improve the installation of child seats in passenger cars (via Isofix mounting interfaces).

3. Pedestrian protection (draft directive and Euro NCAP rating)

The scope of the European Union's technical automotive regulations will be extended to encompass road users outside motor vehicles.

Regulatory provisions on pedestrian safety, in the form of directives, recommendations and agreements, will have technical implications for the design of vehicles' front ends in the years ahead.

Following major studies conducted by the industry and discussed with the Commission's research center, a proposal for a voluntary commitment by the European motor industry was produced and negotiated with the European Commission at the end of 2001. This proposal has been examined by the European Council; the European Parliament will express its opinion in March 2002.

The Euro NCAP consortium is already carrying out comparative tests, in addition to those on front and side impacts, that will give an indication of the tenor of the impending regulations on pedestrian safety.

4. Euro NCAP (European New Car Assessment Program)

In the field of passive safety, manufacturers are now considering comparative assessments at the world level in order to ensure that their technical specifications go further than regulatory requirements. Furthermore, global assessment indexes have been created.

Similar assessments are now being made on active safety.

In Europe the Euro NCAP consortium has grown in stature. It now includes government departments of several member states and various non-governmental organizations (FIA, consumer organizations, etc.) and has also received the backing of the European Commission. Euro NCAP plans to add active safety factors to its reference criteria.

5. Fuel consumption and CO_2 emissions

The agreement on the European automobile industry's contribution to reducing greenhouse gas emissions has been implemented. For vehicles sold in Europe, the aim is to achieve an overall target of 140g/km of CO_2 by 2008, corresponding to consumption of 5.9 liters/100km for gasoline and 5.3 liters/100km for diesel. Given the numerous legal constraints affecting motor vehicles, this is a highly ambitious target.

The Labeling and Monitoring directives that accompany this agreement came into effect in 2000.

6. Recycling end-of-life vehicles (ELVs)

Under the European directive on ELV recycling published in late 2000, new vehicles will be required to obtain recycling homologation and end-of-life vehicles must be taken back at no cost to their last owners. Re-use and recovery targets of 85% in 2006 and 95% in 2015 have been set, with recycling through energy recovery limited to 5% and 10% respectively.

Aside from the recently enacted directive, Renault is pursuing the outline agreement on ELV recycling signed in 1993 between the French authorities and the recycling industry.

Further to discussions conducted via ACEA, Renault is developing European coverage for ELV disposal, relying both on traditional dismantlers and on new technologies.

7. Fuel and vehicle taxes
The overall tax environment, i.e. tax treatment of vehicles and taxation of fuel, remains extremely stable, both in France and in Europe as whole.

France decided to abolish the road-fund license for households and tradespeople as from 2001. As regards fuel tax, correction mechanisms were introduced to dampen the effects of sharp movements in the oil price. The government also confirmed that it will promote "clean" vehicles by increasing purchase incentives for electric vehicles and introducing a FRF10,000 / €1,525 tax credit in 2001 and 2002 for households buying a vehicle powered by an alternative energy source.

In Europe, a growing number of countries, notably Germany, the Netherlands and the UK, have confirmed their intention of using tax incentives for vehicles that satisfy new European emission standards and/or that have lower CO_2 emissions.

8. Braking
The legislation has been amended to authorize automatic braking systems.

9. Fuel tanks
The European directive has been modified to include specific requirements for plastic tanks and constraints to prevent fuel leaks if the cap is not replaced after refilling.

10. Noise
The European directive now includes requirements for the reduction of road noise.

Industrial and environmental risks

The group's activities come under the standard system of declaration and authorization applicable in each country. None of its installations are subject to specific regulations applicable to high-risk industrial sites (Seveso directive).
Continuous verification of compliance with regulations in force is an integral part of the site management systems in use. From the initial design stage, all new installations take account of legal requirements and of environmental performance targets defined in the site environmental policy objectives. The quality of our environmental management system is acknowledged by the fact that all sites are certified ISO 14001, or preparing for certification in the case of recent acquisitions.
Newly acquired activities subject to special authorization undergo systematic, standardized audits, commonly known as phase I and phase II audits.

The group is implementing a process of environmental risk analysis for its traditional activities. To date, this process has not revealed any risks liable to have a significant impact on the company's financial situation.
With regard to loss of production risks, fire prevention comes under a specific policy audited annually by the insurers and whose quality is certified by the "highly protected risk" label.

Insurance

The Renault group implements a careful policy of risk analysis and prevention with a view to limiting the frequency and scale of loss. Major investments are made each year to maintain and improve safety levels.
The group has also taken out worldwide insurance contracts. These contracts, signed with insurers and reinsurers operating on a world scale, cover the material and financial loss that the group may incur in the exercise of its industrial and commercial activities. The limits of cover are calculated on the basis of estimated possible loss weighted by a probability criterion.


45LF
45LF

At December 31, 2001, the Renault group had a workforce of 140,417 employees, 25,697 fewer than on December 31, 2000.

Number of employees by Division at December 31, 2001

	1999	2000	2001[1]	% change 2001/2000
Automobile	131,261	135,574	133,111	(2.5)
Finance	3,713	3,534	3,496	(1.1)
Commercial Vehicles	24,634	26,006	-	n/a
o/w Irisbus	*3,171*	*3,938*	*3,810*	*(3.3)*
TOTAL	159,608	166,114	140,417	(15.5)

*(1) **Changes in the scope of consolidation** resulted in a net reduction of 24,981 employees in 2001, analyzed as follows:*
• Automobile Division: -2,913 employees, mainly due to the sale on July 1 of CAT and its subsidiaries (2,518 employees) and the sale on September 30, 2001 of Nadella and its subsidiaries (596 employees);
• Commercial Vehicles Division: -22,068, due to the deconsolidation of Renault V.I.
***Other workforce adjustments**, resulting in an overall reduction of 550 employees included the following; Dacia: -2,917 employees, Renault S.A.: +1,573 employees, Renault Samsung Motors: +919 employees, Fasa: -713 employees.*

Renault's Human Resources policy

Important challenges are bringing about far-reaching and rapid changes within the group, both in terms of organizations, behaviour and attitudes. These challenges include the group's international expansion, the developing Alliance with Nissan, technical, organizational and market changes as well as new technologies. In this new context, Renault's employees have a vital role to play in the success of the company. The Human Resources policy, therefore is an important factor of company performance. The policy has three priorities:

1. To be forward-looking, because an effective Human Resources policy can only be created over time. The aim is to help the company plan for the future with input from line personnel, giving them the means to create lasting value in the medium and long term.
2. To attract and motivate employees by developing management skills and implementing policies centered on empowerment and dynamic resources.
3. To encourage labor/management dialogue by working closely with employee representative organizations. This is key to the the success of Renault's Human Resources policy.

Renault's employment policy

Pursuant to its employment policy, Renault adjusts the workforce where necessary to keep pace with the major changes taking place within the group, new skills requirements and developments in global economic conditions. In 2001, as in 2000, Renault maintained its large-scale recruitment drive and the implementation of the April 16, 1999 agreement on "Employment, Worktime Organization and Reduction", a five-year retirement scheme intended to redress imbalances in the age structure.

- In 2001 the Renault group as a whole recruited more than 6,000 people worldwide. Of that total, the parent company (Renault S.A.) accounted for 40%, with more than 2,400 new employees. At group level, the recruitment drive involved all categories of personnel. Special emphasis was placed on manufacturing-related occupations.
- The retirement scheme will be applied to the Automobile Division in France from March 1, 2000 to February 28, 2005. At Renault S.A., 10,500 beneficiaries will be involved, on the basis of preestablished criteria. In 2000, 1,798 Renault S.A. employees took part in the CASA early retirement scheme. In 2001 the figure was 1,104.

As a quid pro quo of these retirements, the group plans, in accordance with agreements with the French State, to hire 7,500 people, including 6,000 for Renault S.A.. These arrangements are intended to improve the age structure of the group's businesses by sharply increasing the proportion of young people to levels well in excess of those that would be achieved through natural recruitment patterns.

In 2001 the group forged ahead with its worktime arrangement policy, which had made rapid progress in 1999 and 2000 as a result of agreements on worktime organization and reduction. And in Spain, negotiations on the Convenio plan produced agreements on "banked-hours" schemes.

The group's worktime arrangement policy has two functional goals:

- To make better use of production facilities by relying increasingly on shift work (two and three daily eight-hour shifts) and weekend shifts. A system of alternating six-day and four-day workweeks has also been put in place.
- To develop flexitime by extending the working day and introducing Saturday shifts for weekday teams. Under this system, overtime accrues to employees and can be used during slacker periods via systems such as the "banked-hours" scheme. This is done over a period of several years in view of the length of the business cycle in the car industry.

By implementing worktime arrangement schemes, the group has not only speeded up its responsiveness to end-demand (from manufacturing and distribution); it has become more flexible as regards project development (engineering) and internal demand (tertiary), both in France and abroad.

International expansion

To expedite its international expansion and the Alliance with Nissan, the group has drawn up a program of specific actions to achieve structured and dynamic management of human resources, thus motivating the entire workforce in order to encourage cultural awareness.

For example, an international recruitment target will henceforth be set annually for all departments. The objective is to make the company more multi-cultural and have as many employees from different countries as possible. In 2001 international executive hires accounted for 27% of the total, compared with 25% in 2000 and 9% in 1999. One of the cornerstones of this policy is to promote the group's image outside France. In March 2001, Renault created a foundation that will promote the French language and French and European culture abroad, particularly in Japan. In April 2001, 24 Japanese university students took part in the "Renault Program", carried out in conjunction with French and Japanese universities. In addition, Renault has strengthened its partnership with leading foreign business and engineering schools and universities. An international recruitment network relying on European newspapers, careers fairs and the Internet is gradually being put in place. Moreover, international staff mobility is being fostered, thanks to the creation of special Careers Committees in the company's operational departments. There were 761 international transfers in 2001 (at December 31, 2001). Lastly, foreign-language skills are being encouraged, particularly for English. Since 1999, a command of English has been a prerequisite for recruiting new engineers and executives, with a minimum score of 750 at the Test of English for International Communication (TOEIC). The level of English of managerial staff is progressively being graded and training courses are being organized. As a result, the language-training budget has been significantly increased.

Training

The twin goals of Renault's training plan are to further the application of group strategy and to encourage personal development within the workforce.

In connection with the worktime arrangement agreement signed in April 1999, Renault has introduced an annual personal entitlement, in the form of units of time credit, to make it easier for employees to gain access to training.

In the face of these challenges, Renault has significantly increased training. In 2000, the group as a whole devoted 3,620,000 hours to training, including more than 1,780,000 hours at Renault S.A., corresponding to 5.9% of payroll costs. In 2001 Renault S.A. allocated 1,820,000 hours to training, an average of 42.1 hours per employee. The total outlay was €96 million, or 6.1% of the payroll.

The breakdown by field of training was as follows:

- upskilling	68%
- international expansion (o/w 12.6% for foreign languages)	14%
- project support & follow-up	9%
- management development	9%

In 2000, an e-learning project, which harnesses new information and communications technologies, was launched to expand and facilitate access to the group's training offer. In 2001, 50 special terminals were installed for this purpose. The terminals, which provide online training in a specific location, were tested at facilities in the Paris area. Other e-learning projects were implemented in 2001 such as "Destination Euro" and "Webmail". In addition, access to Renault S.A.'s training offer was simplified in September 2001 by putting the training courses available online on the company's intranet.

Initiative and creativity

Innovation - be it breakthrough technologies or small day-to-day innovations arising from a drive for continuous progress - is a major challenge for the whole company; and the entire workforce has been mobilized accordingly.

By empowering Basic Work Teams and setting objectives with input from operating units, Renault allows every member of staff to fully develop his or her capacity for initiative and creativity.

In 2001 five suggestions per employee were applied in Renault S.A. and industrial subsidiaries in Europe, generating savings of approximately €55.6 million in the very first year of application.

The plants at Pitesti (Dacia), Curitiba (Renault do Brasil) and Busan (Samsung) have now joined the scheme.

The best initiatives and transferable innovations are amassed, patented where appropriate, and disseminated to the relevant sectors of the group via the corporate intranet and since 2001 via workshop managers' meetings.

Terms and conditions of employment

One of Renault's key objectives is to improve the safety and working conditions of employees. In this way, the working environment and the group's overall performance can be enhanced. A group-wide policy on terms and conditions of employment, deployed in 2000 and 2001, provided new impetus. The policy has two principal objectives: a) to safeguard employees' health and b) to offer attractive and stimulating employment conditions. In 2001 six priorities were highlighted:

- deploy a road accident prevention scheme,
- carry out inspections of working conditions on all sites,
- review ergonomic analysis methods, in particular to incorporate musculoskeletal disorders,
- intensify efforts relating to worktime management,
- systematically take working conditions into account during the planning stage,
- become more proficient in the field of ergonomics.

Fostering dialogue between labor and management

Labor/management dialogue continued to make progress in 2001. The board of the Central Works Council was strengthened.The restricted committee of the Renault Group Works Council will meet more frequently. Created by agreement on October 27, 2000, the Renault Group Works Council is the group's single consultative body. It is made up of employee representatives from Renault subsidiaries in the European Union as well as representatives from group companies located outside the European Union (Brazil, Argentina, Korea, Romania, Slovenia and Turkey).

This labor/management dialogue was in keeping with the spirit of the Renault S.A. agreement signed on June 23, 2000. The agreement reiterates the importance of responsible, ongoing and high-quality dialogue at all levels of the company.

One of the highlights of 2001 was the signing on June 29 of an agreement to improve professionalism by upskilling production personnel. Set to come into effect on January 1, 2002, the agreement ushers in a new scheme of progressive skills acquisition that will allow production workers to develop professionally within the group's industrial system. The new scheme will apply to some 17,000 workers.

In addition, on July 1, 2001, after consultation with employee representatives of Renault S.A. and the group, a charter setting out the main rules and precautions for the use of IS/IT resources was adopted. The charter, which is applicable worldwide, aims to protect the company and users from specific risks.

Single group-wide personnel database

The Single Personnel Database is a human resources management system for the entire Renault group. It is used to pursue two strategic goals: first, to work more effectively together through shared procedures that enable the HR function and line management to use the same tool; and second to assist Renault's international development by managing the entire workforce - encompassing 350 plants in 36 countries - on a group-wide basis.

Before the database could be implemented, extensive preliminary work was carried out on establishing joint procedures (recruitment, training, etc.), which had to be defined from an international perspective.

A skeleton corpus of data needed for the entire group, regardless of the company or country in question, has been put together and can now be accessed by all group entities throughout the world.

At end-2001, the Single Personnel Database was being used in six European countries (France, Spain, Germany, the UK, Portugal and Belgium) and was in the initial phase in Brazil. In this way the database is used by some 5,000 active users, the long-term target being 10,000 users. The database manages information on more than 65,000 employees. The long-term target is 125,000.

Wages and profit-sharing for the personnel of the Renault parent company

The average wage increase for production workers and non-managerial staff was 4% in 2001, while inflation in France was running at 1.3% at end-December.

Total profit-sharing and performance-related bonuses paid to employees of Renault S.A., the parent company, over the past five years are as follows:

	€ million
1997	64.3
1998	120.1
1999	58.7
2000	92.2
2001	88.1 (1)

(1) Comprising €63.3 million in profit-sharing and €24.8 million in performance-related bonuses for 2001.

For the period 1996-1998, profit-related bonuses were equal to 5% of consolidated income before tax (and profit-sharing). For the period 1999-2001, in compliance with the June 1999 amendment, these bonuses have been computed at 6% of Renault's consolidated net income (before profit-sharing), and for 2001 came to €63.3 million.

Renault S.A. company savings scheme

The Renault S.A. company savings scheme comprises three funds (Fonds Communs de Placement d'Entreprise) that manage employees' savings in the form of voluntary payments and transfers of bonuses.

On October 23, 2001, Renault's Board of Directors voted to offer shares to employees of the group and retired employees participating in a company savings plan. As a result of that decision, in accordance with the Employee Savings Act of February 19, 2001, the capital was increased by 1%. The offer period was from November 21 to December 5, 2001, and the subscription price was €27. This was based on the average closing price of Renault shares at the 20 trading sessions prior to the Board's decision on October 23, 2001. In all, 29,139 persons bought 2,924,119 shares for a total of €78,951,214. The plan was oversubscribed by 22%. Renault is planning to repeat the operation at regular intervals in order to boost employee stock ownership.

In 2001 total payments into the scheme amounted to €15.8 million, of which 87.2% came from the transfer of bonuses. Total assets under management at December 31, 2001 amounted to €166.5 million, excluding units acquired under the employee-only share issue in December 2001.

The following data apply to the group:

	Composition of the FCPE	Number of contributor at 31/12/01	Assets at 31/12/01 € million	Performance 2001
Renault Actions equities(1)	100% Renault shares	49,621	133.8	(28.4)
Balanced equities	50% French and foreign equities	11,781	79.9	(5.26)
Fixed-income	95% bonds	7,227	24.1	5.25

(1) Created at the time of privatization in November 1994.

Stock options

1. The appointments and remuneration committee

The Board of Directors approves the stock option plan on the basis of the report of the appointments and remuneration committee. The committee examines proposals from the Chairman and C.E.O. to grant options to group executives, in compliance with the general arrangements set by the Annual General Meeting. The Chairman and C.E.O. does not take part in the committee's proceedings when the matter under review concerns him personally.

2. Aims of the stock option plan

The main aim of the stock option plan is to involve Renault executives worldwide, particularly the members of management bodies, in building the value of the group - and hence Renault's share price - by allowing them to participate in the ownership of the company. The plan also makes it possible to single out those executives who, by their actions, make an especially positive contribution to the group's results. In addition, the plan helps to secure the loyalty of those executives for whom the group has long-term ambitions, in particular "high flyers", i.e. young executives with strong potential. Stock options help to increase the commitment of these staff members and motivate them to work for the company's advancement and growth.

The plan buttresses the role of the group's responsibility centers in Europe and the rest of the world. In the Automobile Division it applies in particular to distribution subsidiaries, vehicle and powertrain engineering teams, managers of body assembly and powertrain plants, industrial subsidiaries and all the heads of vehicle and body component programs and projects. The plan also applies to the Finance Division, and to the heads of the group's major support services.

3. The grant policy

Grants of options vary according to the grantee's level of responsibility and contribution to the company, an appraisal of their performance and results, and, for younger staff members, an assessment of their development potential.



3-1 Senior executives and managing executives

The senior executives, as defined in the annual report, are the Chairman and the members of the Renault Management Committee, including the six members of the Group Executive Committee.

In principle, 64 other managing executives are granted options each year, based on the same criteria as those applicable to other senior managers, namely levels of responsibility, performance and results. The quantity of options granted can vary significantly depending on individual appraisals, with some managing executives receiving none. The allocation factor ranges from 1 to 5, with a median of 4,000 options in 2001.

3-2 Other executives benefiting from the plan

The plan's other beneficiaries are generally senior managers and high flyers with strong professional or managerial potential aged 45 and under. Grants are generally made every one to three years or more, but in principle never more than two years running. An array of complementary systems is used to assess and select grantees (annual performance appraisal, Careers Committees, personal monitoring for high flyers, performance-related bonuses). Taken together, these systems form a comprehensive observation platform from which the most commendable executives can be singled out.

3-2-1 Annual performance and development review

Annual performance appraisals are used to make a precise, written review of past performance and to define written goals for the coming year. All managerial staff without exception (i.e. including senior managers and managing executives) undertake a performance appraisal with their immediate superior, and, where appropriate, their line manager and project manager. The results of the session are reviewed and graded by the next level of management. The performance appraisal provides the opportunity to precisely measure the interviewee's past inputs and the importance of his of her future missions. It is also used to analyze the managerial capacity and the progress to be made vis-à-vis benchmarks set by senior management. The same benchmarks are used for the so-called "360-degree evaluation" shared between executives and their direct superior alone. Approximately 1,500 members of management committees received their 360-degree evaluation in 2001.

3-2-2 Careers Committees

The purpose of Careers Committees is to review all positions of responsibility within the company and to assess the contributions of the incumbents. They also seek to forecast possible changes in the job profile of individual staff members and the persons designated to replace them, either under normal circumstances or immediately should the need arise. The Careers Committees meet monthly in all the group's major divisions and departments throughout the world. This system makes it possible to permanently update collective assessments of individual staff members and it enables senior managers to submit the names of possible option grantees to the Chairman with full knowledge of the facts. A General Careers Committee, chaired by the Chairman and C.E.O. and composed of the members of the Group Executive Committee, examines nominations for 170 key positions (known as "A Positions") and is responsible for manpower planning for these jobs. With this method, managers can focus more tightly on future senior executives or managers.

3-2-3 High flyers

Particular attention is paid to the action and development of young high flyers, who are monitored closely. Each year, the Careers Committees meticulously update the P List, comprising young high flyers with strong professional or managerial potential likely to become senior executives, and the P1 List, composed of executives destined to become managing executives or senior managers.

Additions to the P1 List are decided by the General Careers Committee.

Since 1999, in an effort to improve transparency, high flyers have been duly informed of their status by their managers during their annual performance appraisal. Prior to this, the selection was confidential.

3-2-4 Human Resources Advisers

The management committees of all major group divisions and departments have a Human Resources Adviser (HRA), who is responsible for assessing and permanently monitoring all the executives coming within his or her bailiwick. Since HRAs are coordinated centrally on a regular basis, directors can be sure that the human resources policy is properly implemented, that the abovementioned processes are followed, and that individual careers are optimally managed, particularly in terms of mobility assignments and training. HRAs are important because they marshal and summarize the assessments and judgments made by different managers and are therefore in a better position to select potential stock-option grantees.

4. Grants

Grants made in the last three stock-option plans:

Date of grant	No. of grantees	Total options granted	o/w Renault Management Committee members	Exercice price	Discount to market	Duration of plan	Minimum holding period	Options remaining at 31/12/2001
October 19, 1999	384	1,825,900	830,000[1]	€50.94	n/a	10 years	5 years	1,787,900
September 7, 2000 and October 24, 2000	638	1,889,300	750,000[1]	€49.27	n/a	10 years	5 years	1,852,600
December 18, 2001	858	1,861,600	505,000[1]	€48.97	n/a	10 years	5 years	1,861,600

(1) Including grants to Mr. Schweitzer of 200,000 stock options in 1999 and 140,000 in 2000.

In 2001:

- The following stock option grants were made to senior managers: Mr. Schweitzer, 100,000 options; Mr. Alanche, 1,000 options; Mr. Camescasse, 1,000 options;
- Options exercised by senior managers in 2001 included the following: Mr. Schweitzer exercised 10,000 stock options at €17.57 each (October 1996 plan);
- The 10 largest grants made under the December 18, 2001 plan (excluding grants to senior managers) were for a total of 255,000 options;
- In 2001 the 10 largest lots exercised (excluding options exercised by senior managers) comprised 19,900 options at an average price of €19.96 (i.e. 18,400 options exercised at a price of €17.57 and 1,500 options exercised at a price of €49.27).

5. Supplemental information

- The options granted under the plan give the right to buy existing shares, not to subscribe for new issues.
- Loss of eligibility is governed by regulatory provisions, i.e. total loss in the event of resignation, and individual decision in the event of dismissal.
- The minimum exercise lot is 300.
- No group subsidiary operates a stock option plan for its own shares.



RENAULT-NISSAN ALLIANCE: A PLAN TO STEP UP DEVELOPMENT OF THE BI-NATIONAL GROUP

In 2001 Renault and Nissan entered a new phase in the construction of the Renault-Nissan bi-national group. The Alliance forged between the two companies in March 1999 has given the Renault-Nissan entity the potential to rank among the world's top automotive groups. The challenge at this time is to root the Alliance even more deeply by creating a strategic unit for the bi-national group while preserving the operating autonomy of the two companies. With the support of Renault and the success of its recovery plan, Nissan can now take the place that was reserved for it in the initial agreements. For its part, Renault, having supported and financed Nissan's recovery, is counting on benefiting from a maximum of synergies between the two groups.

A plan to accelerate the deployment of the bi-national group was presented on October 30, 2001. The plan is designed to serve the interests of shareholders, employees and customers of both companies by improving performance in terms of manufacturing efficiency and earnings. It calls for cross-shareholdings between Renault and Nissan to strengthen the solidarity between them and create a community of interests. The plan will also ensure the strategic coherence needed to exploit the complementary strengths of the two companies by establishing a single strategic command structure that will set the Alliance's long-term goals.

Timetable and terms of the Alliance

Signing of the Alliance in 1999

- **March 27, 1999**: Renault and Nissan sign a global partnership agreement in Tokyo.
- **May 28, 1999**: Closure of the agreement.

Renault invested ¥643 billion in Nissan, taking equity stakes of **36.8% in Nissan Motor, 22.5% in Nissan Diesel and 100% in Nissan's finance subsidiaries** in Europe.

The terms and conditions of Renault's investment in Nissan Motor were as follows: Renault subscribed for a reserved capital issue consisting of 1,464 million shares at ¥400 per share (versus a traded price of ¥465 per share on the day of the agreement). Renault was granted an option to increase its holding to 39.9% at any time during the first four years of the Alliance and to 44.4% in the fifth year by exercising warrants at the same ¥400 price per share. For its part, Nissan was given an option to take a stake in Renault at a later date, on terms to be agreed between the parties.

Plan to step up development of the bi-national group in 2001

- **October 30, 2001**: Renault and Nissan announce a plan to accelerate the development of their Alliance.

The plan calls for increased cross-shareholdings between the two groups:



44.4%
RENAULT
15%*

Involves a reduction of the French State's shareholding in Renault
• to 37.21% by dilution
• to 25% by a public stock offering at a later stage

- **Under the plan, Renault would increase its equity stake in Nissan from 36.8% to 44.4%** by exercising its warrants[1] (for a total of approximately €1.9 billion, at an indicative yen-euro exchange rate of 115). Nissan would issue 540 million new shares reserved for Renault. Renault would name four of the nine members of Nissan's Board of Directors, a gain of one seat. Renault would propose Shemaya Lévy, Executive Vice President and CFO of Renault, for the fourth seat.

- ***Nissan would take an equity interest in Renault not exceeding 15%.** The shares would be acquired by a wholly-owned Nissan operating subsidiary on the occasion of a reserved capital increase, thereby affirming the strong community of interests between the two groups. Up to 42.7 million new Renault shares would be issued, raising the total number of shares in issue to 284.9 million. The subscription price would be equal to the weighted average quoted price during the 20 days up to March 18, 2002 inclusive, prior to the Board of Directors' meeting to decide to go forward with the transaction. This price will be subject to prior approval by France's Commission des Participations et des Transferts (CPT), in accordance with French legislation governing enterprises more than 20% owned by the state. The CPT is responsible for ensuring that the proposed price corresponds to a fair value for the business.

(1) Press release, dated February 28, 2002.

Further in accordance with French law, the shares acquired by Nissan will be deprived of voting rights at Renault's Annual General Meeting. Nissan would gain a second seat on Renault's 17-member Board of Directors. Nissan would propose Carlos Ghosn, President and Chief Executive Officer of Nissan, for the second seat.

- With Nissan's acquisition of a 15% equity stake in Renault, **the French government's ownership of Renault would be diluted from 43.78% to 37.21%**, subject to approval by the CPT. The French government has decided to support the **plan further by reducing** its equity interest in Renault to 25% at a later date. The timing of this disposal has not been set and will depend on market conditions. The number of directors representing the French state on Renault's Board would be reduced accordingly.

Press release, February 28, 2002

Renault raises its stake in Nissan to 44.4%

Renault has given instructions to exercise the warrants for 539,750,000 shares in Nissan that it has been holding since the 1999 Renault-Nissan agreement. The operation will go ahead on March 1 at the planned share price of ¥400, for a total amount of ¥215.9 billion (€1.85 billion, $1.62 billion), taking Renault's stake in Nissan from 36.8% to 44.4%. The shares will be newly issued by Nissan and bring Nissan's outstanding shares to 4.5 billion shares.

This operation, which was written into the 1999 agreement, has taken place a year earlier than initially planned as a result of the new agreement announced by Renault and Nissan in October 2001. It is a first stage in the process of strengthening the strategic Alliance between the two companies. The process, which was presented in October 2001, includes Nissan's acquisition of an equity stake in Renault and the setting up of Renault-Nissan bv, a joint strategic management company. The Renault capital increase reserved to Nissan is subject to the approval of an extraordinary general meeting of shareholders, which will be held on March 28.

The process as a whole should be completed on schedule, before the end of the first half of 2002.

Objectives of the strengthened Alliance

Develop greater community of interests between Renault and Nissan

From the outset, the objective of the Alliance has been to create a true community of interests between Renault and Nissan. Having Nissan become a Renault shareholder gives concrete expression to this objective on two counts:

- Acquisition by Nissan of an equity holding in Renault will establish **reciprocal interests** between the two companies. Currently, Renault's shareholding in Nissan gives it a stake in Nissan's performance, but there is no link in the opposite direction. By taking a participating interest in Renault (not exceeding 15%, to be held by a wholly owned subsidiary), Nissan will have a stake in Renault's performance. This reciprocity will make for a better balance - in a direction favorable to Renault - of synergies extracted through the Alliance.

- Acquisition of this cross-shareholding will firmly **entrench the Alliance.** It will enable Nissan to take the place reserved for it in the 1999 agreement. The principle of Nissan's rightful place had been established at that time; Nissan's swift turnaround has opened the way to making it a reality. By the same token, Renault can now exercise its warrants without further delay and thereby consolidate its position in Nissan.

The cross-shareholdings between Renault and Nissan are in keeping with the general philosophy of the Alliance, which seeks to improve performance at both companies while preserving their identity and **pursuing an industrial and managerial rationale that gives due regard to human concerns.** This rationale is one of the greatest strengths of the Alliance.

To enhance the community of interests without diminishing shareholder control, the Renault shares held by Nissan will not carry voting rights at Renault's Annual General Meeting. Denial of voting rights in this situation is required under current French law. There will thus be no dilution of the power of current shareholders as a result of this share issue.

The plan also calls for the creation of a single unit responsible for medium- and long-term strategy at both companies, in order to keep the Alliance moving forward in a balanced, performance-driven relationship.

Foster a shared vision and joint strategic management for the Alliance

From the beginning, the Alliance has developed its own coordination structures, with the ultimate aim of establishing a strategic command structure.

Thus far, the Alliance has been functioning under an informal decision-making structure, the **Global Alliance Committee (GAC)**. The remit of the GAC, which meets monthly and brings together the top executives of the two companies, is to push for synergies through projects submitted to it by cross-company teams. This mode of operation has been successful in achieving rapid implementation of cooperation between the two companies in major areas (see, "Accomplishments of the Alliance in 2000 and 2001", pages 34-35).

It is precisely this success that has led the two companies to move on to the next stage, embedding this cooperation within a shared vision and joint strategic management of the whole so that every advantage can be taken of the close geographic and functional complementarities between Renault and Nissan. This is the purpose of **Renault-Nissan bv**: to have a single team that defines a common strategy. By anticipating the future development path and needs of the Alliance, this structure can help to optimize efforts and achieve a better allocation of resources. It will also seek to expand exchanges of expertise in order to spread best practices within the Alliance The objective is to ensure profitable growth for both partners.

The goal is to give the Alliance a **fresh strategic and managerial impetus**. Renault-Nissan bv is intended to be a lean, efficient command structure, not a holding company that manages assets. The joint subsidiaries reporting to it, such as the Renault Nissan Purchasing Organization in procurement, will be service companies with a development role at both Renault and Nissan. The main assets of the Alliance – the factories and the workforces – will remain at the operating companies.

Renault-Nissan bv, a joint strategic management company for the Alliance

DECIDES

- Three-five-ten year plan
- Validation of product plans
- Commonalities in products & powertrains
- Principles of financial policies
- Management of common affiliates and Cross-Company Teams

↓ *Renault-Nissan bv decisions*

PROPOSES

- Establishment and scope of common affiliates
- Significant changes in perimeter (geographic or product)
- Strategic investments
- Strategic cooperation with third parties

↓ *Decisions by each company*

RENAULT NISSAN

The powers to take decisions for and make proposals to the Alliance in the domain of strategy and planning are given to Renault-Nissan bv for a term of 10 years. These powers will be withdrawn if the management contract between Renault-Nissan bv and Nissan is terminated.

The composition of the Management Board of Renault-Nissan bv will be evenly balanced. Of the eight members, four will be from Renault and four from Nissan. The Chairman of Renault will be the President of Renault-Nissan bv, and the President and C.E.O. of Nissan will be the Vice President. These two members will have three votes each; the other six members will have one vote each. Although the Management Board will strive to reach consensus on each decision, the President will have a casting vote to break any deadlock.

Creation of a strategic command structure: Renault-Nissan bv



Renault S.A.
50%
50%
100%
Renault s.a.s.
COMMAND STRUCTURE
Renault-Nissan bv
(Netherlands)
Nissan
Group
100%
Joint companies
(RNPO, etc.)

RENAULT NISSAN

The delegation of powers to Renault-Nissan bv concerning solely **strategic management of the Alliance** necessitates a reorganization of the Renault group. A **société par actions simplifiées** (s.a.s.), a simplified form of limited company under French law, is to be set up to own all the operating assets of the group. The company will be wholly owned by Renault S.A. Operating management of Renault s.a.s. will not be delegated to Renault-Nissan bv. This reorganization will have no consequences for Renault employees.

Renault S.A.'s assets would principally consist of the equity interest in Nissan. Its liabilities would mainly include redeemable shares, financial debt, interest-bearing debt and personnel, pension and social liabilities.

The proposed reorganization will in no way change the right of Renault shareholders to assert their views, and shareholders of Renault S.A. will have a **strong right of oversight** in regard to Renault s.a.s.. The articles of association (bylaws) of Renault s.a.s. provide that:

- The Board of Directors of Renault s.a.s. will be identical to that of Renault S.A. and will keep shareholders of Renault S.A. informed as to the Board's management of the company.
- As sole shareholder, Renault S.A. will be kept informed of any planned modification of the bylaws of Renault s.a.s. and will be responsible for keeping its shareholders informed.

- In the event of a modification of bylaws relating to the ownership of Renault s.a.s., the composition and operation of its Board of Directors or the powers delegated to Renault-Nissan bv, Renault S.A. will inform its shareholders in a report presented to the Annual General Meeting, and the modification will not take effect until a period of one year has elapsed, or until the next scheduled general meeting following such one-year period, after its adoption by the Board of Directors of Renault s.a.s..
- A report on regulated agreements of Renault s.a.s. will be prepared each year and presented to the Annual General Meeting of Renault S.A. shareholders.
- Renault s.a.s. will distribute its earnings annually so as to enable Renault S.A. to continue the dividend policy that it has applied in the past or that its shareholders decide to apply in the future.

These provisions ensure that current rights of Renault shareholders are maintained. The Boards of Directors of the two companies will be one and the same. The one-year delay before any change in bylaws can take effect will enable shareholders to be informed at the Annual General Meeting, so that they may renew their confidence in the Board of Directors with full knowledge of the facts.

The plan also preserves the operating autonomy of Renault and Nissan. Operating management at each company will continue to be entrusted to senior management accountable to their own Board of Directors. Renault and Nissan will carry out their activities as two distinct companies. Each will have its own head office, its own management, its own works councils and its own stock market listing.

Lastly, to preserve the integrity, continuity and value of the Alliance between Renault and Nissan, a foundation linked to Renault-Nissan bv is to be established under Dutch law. To achieve this objective without foreclosing a possible tender offer for the company, the foundation will have the right to subscribe for more than half the shares of Renault-Nissan bv in certain circumstances: in the event of a takeover bid by a third party or group of third parties acting in concert, or more particularly, whenever more than 15% of the shares of Renault or Nissan are acquired other than by public tender offer, except in the case of an acquisition as part of a strategic alliance approved by the Boards of Directors of Renault and Nissan. Cancellation of the shares thus subscribed will be proposed at the Annual General Meeting of Renault-Nissan bv shareholders within 18 months, or earlier if the third parties in question have ceased to hold more than 15% of the shares. The bylaws of the foundation and the subscription agreement between Renault-Nissan bv and the foundation will not be subject to modification without the approval of Renault S.A. and Nissan, and no modification will take effect until after a period of one year during which Renault shareholders will have been informed of such modification. Control of Renault-Nissan bv by the foundation will not continue beyond a period of 18 months.

The Board of Directors of this foundation will be composed of the Chairman of Renault and the President and C.E.O. of Nissan and four non-executive directors, two named by Nissan and two named by Renault. The appointments of the two members named by Renault or co-opted by the Board of Directors will be ratified by Renault shareholders.

In accordance with French law, the **Conseil des Marchés Financiers** (CMF) has been informed of the content and conditions of the planned strengthening of the Alliance. The CMF is obliged to assess the consequences of the plan for the rights and interests of shareholders and, having considered the objections submitted to it in November 2001 by minority shareholders, decide whether there should have been a mandatory buyout offer. At its session on January 17, 2002, the CMF reviewed this case. Based on its review, it has concluded that the set of measures proposed, as they have been described to it, will not result in a loss of shareholders' rights or a diminution of their interests such as would call for a mandatory buyout offer for their benefit.

This plan remains subject to approval by Renault shareholders at the Extraordinary General Meeting to be held on March 28, 2002.

By cementing solidarity between the two companies and ensuring strategic coherence of the bi-national group, this strengthening of the Alliance stands to improve performance at both companies while intensifying the efforts already under way. The Renault-Nissan Alliance and the plan to strengthen it serve to accelerate the strategy the Renault group has been following for several years – a strategy of profitable growth.


39-76


RENAULT NISSAN
FIRST PROJECT
GROWING TOGETHER IN A NEW DIMENSIÓN

Launch of the first Alliance project at the Cuernavaca plant in Mexico: the production of Scénic.

Accomplishments of the Alliance in 2000 and 2001

Since the signing of their agreement in 1999, Renault and Nissan have completed several key stages in implementing the Alliance. The cooperation between them is based on simple principles: share resources in order to realize economies of scale; and exploit the complementarities in terms of product ranges, markets and know-how to generate incremental revenue. The goal is to increase industrial efficiency while preserving the identity of each brand needed to maintain strong brand images and cover the broadest possible spectrum of customers.

Sharing resources to generate economies of scale

The Alliance is developing common platforms and powertrains. At the same time, it is implementing a strategy of coordinated purchasing and shared production capacity. The aim in both cases is to realize economies of scale and increase profitability. The separate identity of each of the brands is being preserved.

◦ Two main common platforms under development

Renault and Nissan began to develop their first common platform, for an entry-level vehicle for the B segment, in 1999. This platform will serve as the base for the successors of Renault's Clio and Twingo models and Nissan's Micra, March and Cube. The first vehicles to be built on this platform will come to market in 2002 in Japan, then in Europe.

Since 2001 Renault and Nissan have been developing a second common platform for the midrange C segment, destined for future Mégane and Almera models. Within five years, the Alliance plans to be producing 2 million vehicles a year on the C platform and 1.7 million a year on the B platform. Vehicles assembled on these two platforms will represent more than half of future production volume at Renault and Nissan. By 2010, the Alliance plans to have 10 common platforms.

◦ Rapid implementation of common powertrain families

Renault and Nissan are seeking to make better joint use of their engine and transmission ranges. A rationalization policy is in effect to reduce the number of engine families to eight and the number of transmission families to seven by 2010. Renault is already using Nissan's 3.5-liter V6 gasoline engine for Vel Satis as well as Nissan's transmissions for four-wheel-drive vehicles. For its part, Nissan will be using Renault's manual gearboxes and diesel engines.

◦ Coordinated worldwide procurement policy

Coordinated purchasing at a global level is a priority in the search for cost savings. It should enable the Alliance to reach its target of $1.4 billion of shared annual savings on purchases by 2005. It will also improve service levels and enhance the Alliance's capacity for partnerships with suppliers. To this end, in April 2001 Renault and Nissan set up an equally-owned joint subsidiary, Renault Nissan Purchasing Organization (RNPO), that currently covers nearly 30% of the two groups' worldwide procurement (some $14.5 billion annually), with a longer term objective to raise that proportion to up to 70%.

Furthermore, in April 2000 Renault and Nissan announced their participation in Covisint, a new company providing a business-to-business web-based marketplace, alongside Ford, General Motors and DaimlerChrysler. The Alliance holds a 5% equity interest in Covisint. This international online platform has a part to play in bringing about more efficient relations between automakers, component makers and their suppliers.

◦ Shared distribution in Europe

Renault and Nissan have set up a common commercial organization in seven European countries. It is based on a network of common partners – fewer in number but more powerful – operating over a wider geographic area. Each of these hubs will handle all back-office and service functions (spare parts, etc.) without regard to brand. In 2001 Renault and Nissan established two new single marketing entities, owned by Renault, in the Netherlands and Switzerland.

◦ Shared production capacity

The Alliance also enables the two partners to cut costs by sharing production capacity. In Mexico, Scénic has been built at Nissan's Cuernavaca plant since 2000, and Clio went into production at Nissan's Aguascalientes plant late in 2001. A Nissan model developed on the same base as the Clio sedan will be produced in 2002. In Spain, the New Trafic, developed jointly by Renault and General Motors, will be produced in Nissan's Barcelona plant starting in late 2002. In Brazil, Renault and Nissan in late 2001 inaugurated the Alliance's first shared production facility, an assembly plant for light commercial vehicles erected as part of Renault's manufacturing complex. The opening of this plant marks Nissan's entry into Brazil as a local manufacturer and enables Renault to finalize its industrial investment program in the country. The plant is now assembling the Renault Master van and should begin producing Nissan's Frontier pickup in mid-2002.

• Common IS/IT organization

In September 2001 Renault and Nissan announced the creation of **Renault-Nissan IS/IT Office** (RNIO), a shared IS/IT organization that will guide the implementation of cost-effective systems and common high-performance infrastructures.

Complementary strengths to generate incremental revenue

Renault and Nissan are strongly complementary in terms of markets, products and know-how. Accordingly, they can be present in all the major automobile markets, and each can move into new markets at low cost by drawing support from the other's manufacturing facilities or distribution network. Each can enhance its product and service offering to generate incremental income. Moreover, Renault and Nissan each benefit by exchanging their know-how in research and development, quality and marketing.

◦ Markets

In 2000:

- Renault returned to **Mexico** with the backing of Nissan's manufacturing capacity and sales force.
- Nissan increased its industrial and commercial presence in **Mercosur** (Argentina, Brazil, Paraguay and Uruguay) with Renault's support. The New Frontier pickup, to be built at Renault's Brazilian plant, will be the first Nissan vehicle assembled in Mercosur.
- Renault signed an agreement with Nissan's commercial partner in **Taiwan** and will be gradually introducing its Scénic, Clio and Laguna II models in that market.

In 2001:

- Renault vehicles were marketed with Nissan's support in **Australia**.
- Renault signed an import and distribution agreement with Nissan's partner in **Indonesia**. Following on the heels of joint Nissan-Renault projects in Japan, Taiwan and Australia, Indonesia is a new example of the two companies' joint deployment strategy in the Asia-Pacific region.
- Renault announced its return to **Peru**, made possible by support from Nissan.

• Product ranges, especially light commercial vehicles

The excellent fit between Renault and Nissan product ranges enables each partner to round off its range with vehicles from the other. To preserve brand identities, the Alliance's double-badging policy is limited mainly to light commercial vehicles, where brand image is less important.

In 2001 Renault and Nissan announced their first double-badging venture in Europe: the New Trafic, developed by Renault and General Motors Europe, will be marketed by Nissan starting in mid-2002 and will also be built at Nissan's Barcelona plant starting in late 2002. Other light commercial vehicles will follow: Master in 2002, and Kangoo at a later date.

• Sharing know-how and key strengths

Renault and Nissan have expertise in complementary areas, enabling them to make rapid progress in strategic domains. Renault benefits from its partner's know-how in quality management and manufacturing productivity. Nissan in turn benefits from Renault's experience in marketing, design, platform strategy and financing of sales and services. In research and development, topics of common interest (such as vehicle weight reduction, driver assistance, safety, environment, and fuel cells) have been identified, and projects are currently being assigned between the two companies.

Exchange of skills between the two companies is also fostered by exchanges of personnel. More than 30 Renault employees have already joined Nissan in departments such as purchasing, product strategy, sales and marketing, and finance. Reciprocally, 30 or so Nissan employees are now working for Renault in the quality, vehicle engineering, manufacturing and powertrain engineering departments. In 2001 Kazumasa Katoh of Nissan was named Vice President in charge of Powertrain Engineering at Renault.

The quality of the two partners' cooperative efforts to date and the success of the Nissan Revival Plan, which has produced faster-than-expected results, have accelerated prospects for development of the Alliance and expedited the plan to strengthen the Renault-Nissan bi-national group, presented on October 30, 2001.

Renault is pursuing a strategy of profitable growth based on innovation and brand identity, international development and competitiveness. In 2001 progress in this strategy was accelerated by cooperation with Nissan as part of the Alliance between the two companies.

Innovation and brand identity

"Visionary, daring and warm", Renault is an automaker characterized by a continuous drive for innovation in its products and services and by strengthening of its global brand image.

In the passenger car market, Renault launched New Clio in the first half of 2001. This thoroughly restyled model benefited from a number of technological enhancements, notably with the availability of the 1.5-liter dCi engine. New Clio is set to consolidate its position among the leaders in its segment in Europe with an overall market share target of over 3%. The Twingo line was extended with a new version, Initiale, and new powertrain, a 75hp 1.2-liter 16-valve engine coupled to the Quickshift 5 robotized gearbox, which combines the advantages of manual and automatic transmissions. The new Kangoo range, on the market since July 2001, features major improvements and includes a 4x4 version that gives this product line an entry in the fast-growing SUV segment, in which Renault already offers Scénic RX4.

In the C segment, Scénic incorporates new technologies developed for Laguna II and offers new safety features such as ESP, Emergency Brake Assist and tire pressure monitoring. In terms of engine options, Scénic continues to offer the widest selection in the compact minivan segment.

In the D segment, Laguna II, marketed in hatchback and station wagon versions starting in January 2001, was very well received, immediately reclaiming the top spot in its segment in France. Laguna II boasts equipment and innovations hitherto available only on more expensive cars. To round out the model range, two new engines were made available: a 140hp 2.0-liter direct-injection gasoline engine, the first European unit of its kind to come on the market, and a 150hp 2.2-liter 16-valve common-rail diesel (dCi) engine.

2001 was also the year in which Renault began the process of renewing the top end of its range, a segment with a powerful influence on brand image and one in which Renault's ambition is to gain a durable position with products that set it apart from other manufacturers. The first element of Renault's assault on the high end, Avantime, launched in November 2001, underscores Renault's capacity to innovate by taking a new, avant-garde approach to the top-of-the-range coupé. In 2002 Renault will continue its offensive in this segment with the launch of Vel Satis, replacing Safrane. The ambassador of the brand, Vel Satis reinvents the luxury sedan with an original, taller architecture that is sure to make a mark on the automotive landscape. The restyled Espace will also be released during 2002. In line with its policy to strengthen brand image, Renault has chosen to renew its top-range flagship models first, before moving down to the other segments, which will immediately benefit from the image spin-off.

The renewal of the group's range of passenger cars and light commercial vehicles, set to take place between 2002 and 2004, will pick up speed with the launch of 20 new models, some 15 of which under the Renault nameplate. The average age of the range should be slightly above three years by 2004-2005, compared with approximately four-and-a-half years in 2001-2002. The line-up will be broadened at every level and grow from 20 Renault-badged passenger car and LCV models in 1997 to some 25 models in 2004.

To support its move up-market, in late 2000 Renault adopted a new brand signature, *"Renault. Créateur d'automobiles"*, to encapsulate the strengthening of Renault's brand identity and values. Recognition of the brand worldwide is a major goal, both in economic terms and in terms of brand awareness, at a time when



the group is stepping up its international expansion and overhauling the top end of its range. Renault's **return to Formula 1** in 2002, made possible by the group's March 2000 agreement to take over the Benetton Formula Limited racing team, is another move to accelerate the brand's international development. Renault's ambition is to win the Formula 1 World Championship with a single-seater entirely of its own design.

In **light commercial vehicles**, the **New Trafic** van, introduced in June 2001, was voted Van of the Year 2002 by a jury of motoring journalists from 20 European countries. Renault continued to develop its **Master** range, and in October 2001 offered two new common-rail turbodiesel engine options that meet Euro 3 (Euro 2000) standards, a 1.9-liter developing 82hp and a 115hp 2.5-liter 16-valve. In early 2002 Renault will bring out a utility version of Kangoo 4x4 in order to cater for the needs of trade customers. **Kangoo Express 4x4** will be the first mass-produced small van with four-wheel drive.

At the same time, Renault continued to expand its range of engines and transmissions. In response to the growing popularity of diesels, Renault updated its line of diesel engines and increased its production capacity from 850,000 units a year in 2000 to 1.4 million units a year at year-end 2001. This has already been reflected in Renault's sales mix in Europe: the share of diesel-engined vehicles was 39.3% at end-November 2001, compared with 32.8% at end-December 2000.
A new generation of 1.5-liter dCi diesel engines, available in 65hp and later 80hp versions, was inaugurated in 2001 on New Clio. Equipped with an innovative high-pressure fuel injection system, these engines boast some of the lowest fuel consumption and emissions figures on the market.
Designed around the 1.9-liter dCi, the common-rail turbodiesel that powers Laguna II comes in two versions, 110hp and 120hp, and is mated with a six-speed manual gearbox. In the second half of 2001, a new 100hp 1.9-liter dCi and a five-speed manual gearbox was added to the line-up. In early 2002, a 150hp 2.2-liter 16-valve dCi will be available on Laguna II.
Renault continues to work on **improving automotive fundamentals.** In the area of safety, Euro NCAP, an independent European testing organization, in 2001 awarded a four-star rating to Scénic, recognizing it as one of the safest cars in its category. Laguna II is the first and only vehicle on the market, in any segment, to win Euro NCAP's maximum five-star rating. With Mégane (four stars in 1998), Espace (four stars in 1998), Clio (four stars in 2000), Scénic and Laguna II, Renault boasts a product range with the highest safety ratings.

True to its reputation as an innovative company, Renault was also active in applying new information and communication technologies. In **sales and marketing**, Renault's e-commerce strategy has two components: business-to-consumer and business-to-business. The group stepped up the pace in April 2001 with the launch of a new generation of e-commerce sites in France, Germany and the United Kingdom. Similar sites have followed in other countries where the group has a commercial presence. These are **informational and transactional sites for products and services** bearing the Renault brand, backed up by the distribution network. The sites are designed to initiate and develop customer relationships with Renault dealers. Customers can actually configure their future vehicle, choosing the model, engine, and options, and access a whole range of services, including financing - all through the website. On the business-to-business side, Renault's major initiative is to develop a spare parts side for trade customers, notably independent repairers.


VEL SATIS

1. Renault, a multi-brand group

With its acquisition of Dacia in Romania in 1999 and the operating assets of Samsung Motors in Korea in 2000, Renault became a multi-brand group in just two years. It has continued to consolidate its presence on the international stage. In 2001 the group undertook a number of measures to strengthen these two new brands.

Dacia

The overhaul of Romanian car maker Dacia is actively under way. Following another capital increase in 2001, Renault now owns 92.7% of the company. Renault's objective is for Dacia to be a low-cost, locally integrated production base capable of building robust, modern entry-level vehicles to high standards, adapted to the characteristics of markets in emerging countries and tailored to the expectations and mobility requirements of customers in those markets.

The strengthening of Dacia is based on three main priorities:

◦ Modernization of the Pitesti plant and the distribution network

Industrial and sales facilities are being gradually upgraded. This involves adapting the manufacturing plant, installing new assembly lines for Renault engines and transmissions, renovating buildings, and improving quality, environmental protection and employee training. In addition, the distribution network is being restructured *and the supply chain and after-sales service are being strengthened.* And a secure network for taking customer orders over the Internet is being put in place.

◦ Renewal of the product range

The first new model resulting from the collaboration with Renault *was SupeRNova, a midrange vehicle with a Renault powertrain.* The successful launch of this vehicle in late 2000 restored sales growth at Dacia, and more than 22,000 SuperNovas were sold in the local market in 2001. This model is the market leader in Romania, accounting for 31% of all sales of new passenger cars. Renault's objective is to renew Dacia's entire product range by 2006-2008.

◦ Launch of the entry-level vehicle for emerging countries

This project aims to develop an entirely new, reliable, modern, affordable car for customers in the local market (Romania and other countries in Eastern Europe) and other emerging markets. This €5,000 car will be developed on the Renault-Nissan Alliance's B platform. In 2001 the interior and exterior design of the vehicle was decided, and its economic feasibility was confirmed. Studies are now in progress to define which body styles will be developed in addition to the basic sedan model.

Strengthening this new brand is an important element in the international expansion of the Renault group. It is all the more significant because the Romanian market, and Eastern European markets more generally, are developing with the prospect of eventually joining the European Union. In 2001 the Romanian automobile market alone grew by 8.6%. With more than 52,000 units sold and a share of almost 60%, Dacia is the market leader.


SM525V

Renault Samsung Motors

In September 2000 Renault acquired a 70.1% equity interest in Renault Samsung Motors, a company formed to buy the operating assets of Samsung Motors in Korea. Those assets include a modern assembly plant in Busan, the Kiheung research and development center and a national distribution network. Renault Samsung Motors has a 10-year renewable license to use the Samsung brand name, which enjoys a strongly positive image in Korea.

Renault Samsung Motors' results in 2001 were slightly better than initial objectives, both financially and in terms of volume. The company continues to build the SM5, a top-range sedan designed by Samsung and derived from a Nissan vehicle. Sales exceeded 70,500 units in 2001, a 472% increase over 2000 that raised the company's market share to 5.2%. Renault Samsung Motors also worked on defining a range of vehicles to be adapted for the Korean market from Renault or Nissan designs and produced locally. Production of the lower midrange SM3, a second vehicle based on a Nissan design, was given the go-ahead and is scheduled to begin in the second half of 2002.

Renault Samsung Motors' ambition is to build and sell 150,000 to 200,000 vehicles under the Samsung brand in Korea in 2004, for a market share of 10-15%. The company represents a strong opportunity for the Renault-Nissan Alliance to expand sales in Asia.

2. International development

Pursuing its quest for profitable long-term growth, Renault has placed strong emphasis on international development in recent years. It aims to produce half its vehicles outside Western Europe by 2010. In 2001 Renault continued to consolidate its expansion abroad in order to secure the long-term benefits, in terms of volume and earnings, of an increased global footprint. Beyond the investment outlays required to sustain the deployment phase, Renault's international expansion represents a strategic choice, embraced in full, to ensure future growth for the group and spread production and development costs over a broader base.

Renault has stepped up its expansion in **Brazil**, where in late May 2001 the group inaugurated three lines for machining mechanical components. The new lines increase engine production capacity from 280,000 to 400,000 units a year and enhance the degree of local content. This plant, installed in the Ayrton Senna complex, makes two families of engines, both 16-valve, with capacities of 1.0 and 1.6 liters. These engines power Scénic, Clio and Clio sedans made in Brazil and strengthen Renault's product offering in the economy car segment. Renault's Curitiba plant, opened in late 1998, produced its 100,000th vehicle in April 2001, and Renault is now the country's fifth-largest automaker. As part of the Alliance, Renault and Nissan opened their first shared assembly plant for light commercial vehicles in late 2001. This plant assembles Renault Master and will begin production of Nissan's Frontier in mid-2002. It has enabled Renault to finalize the industrial development program that it launched in 1998, confirming Brazil's privileged place in Renault's international growth strategy.

In **Argentina**, Renault is the leading brand in the local automobile market. The group aims to maintain this position in order to profit from the country's growth potential once it emerges from its current severe economic recession. In 2001 the Argentine market for passenger cars and light commercial vehicles plunged by nearly 42%. In response, Renault during 2001 implemented measures to trim overhead costs and adjust production capacity to market forecasts made at that time. Since then, the worsening crisis in Argentina has led to a situation of economic deadlock, the consequences of which are still difficult to assess.

In **Turkey**, the Bursa plant is Renault's worldwide base for manufacturing and exporting the station wagon version of Mégane. Since late 1999 the plant has also been producing the sedan version of Clio II (sold as Clio Symbol or Thalia, depending on the country). Faced with a sharp deterioration in Turkey's economic situation in 2001, Renault took measures to temporarily adjust production volume to demand and still was able to reinforce its position as the country's leading brand with 23.6% of the market. This consolidation of Renault's bases in Turkey should enable the brand to benefit fully when the economy recovers. Completely integrated into Renault's worldwide manufacturing system and with a plant at the highest quality level, Turkey is actively participating in Renault's international development by extending its exports throughout the Middle East and by playing a pilot role in Central Europe and Russia. An increasing share of the Turkish plant's output is destined for export (almost 90% in 2001), partly offsetting the domestic economic slowdown.

In **Central Europe**, Renault continued its sales offensive, achieving a record market share of 9.9%, up from 7% in 2000, making it the third best-selling brand in the region. (Renault has moved up two places since 2000 to finish ahead of Opel, VW and Peugeot.) In a market that contracted by 12.5%, Renault's sales increased by 24.1%. This performance was attributable to the success of the products, notably Thalia (the sedan version of Clio) and Laguna. Renault increased its market share in **Poland** to 8.7% (up 2.9 points), increased its sales in **Hungary** by 54.3% (10.4% market share, up 3.1 points), extended its lead in **Slovenia** (21.8% market share, up 1.8 points), grabbed the top spot in **Croatia** (16.5% market share, up 5.1 points) and became the leading import brand in **Slovakia** (9.5% market share, up 5.7 points).
In **Romania**, Renault has taken the lead since 2000 in the fast-growing market for imported vehicles (up 60% in 2001). In July 2001 the group established a new subsidiary responsible for importing and distributing Renault vehicles in Romania. This subsidiary is intended to enhance the presence of the Renault brand in the country and ensure the quality of customer services. With 7.2% of the Romanian new-car market and a 36.9% increase in sales over 2000, Renault in 2001 ranked third in the country behind Daewoo and Dacia. Renault's acquisition of Dacia has cast the group in a positive light in Romania.

Renault pursued its growth in **Russia** with a swift expansion of its network to 34 dealers in 18 cities. Sales increased 87% to 5,603 units.

Renault also pursued growth in other regions of the globe. In the **Maghreb**, sales in 2001 were up 50% in Algeria, to more than 11,000 units, and up 41% in Tunisia, to over 5,700 units. In **South Africa**, a market the group re-entered in 1995, Renault sold 13,200 passenger cars and light commercial vehicles in 2001 and increased its market share to 5.3% in passenger cars. In the countries of the **Andean Pact**, sales growth was strong in Colombia (up 42% to 11,259 units), where Clio, Mégane and Twingo are assembled, and even stronger in Venezuela (up 58% to 11,709 units) thanks to the success of Clio Symbol.

In the **Asia-Pacific** region, the Renault brand notched up a significant increase in sales with more than 13,500 units sold, up 54%. Sales rose by 38% in Japan, 78% in Malaysia, 11% in China and 3% in Singapore. Thanks to close collaboration with Nissan, Renault strengthened its presence in Asia by re-entering the Australian, Indonesian and Taiwanese markets during 2001.

In addition to the international development of the Renault brand, the strengthening of the group's two new brands, Dacia in Romania and Samsung in Korea, and the Alliance with Nissan are enabling Renault to consolidate its deployment around the world (see page 30 on the Renault-Nissan Alliance).

Renault's drive for competitiveness targets three inseparable elements simultaneously: cutting costs, reducing delivery times and improving quality.

1. Renault pursues its cost-cutting program

Second three-year cost-reduction plan

The first cost-reduction plan was completed at the end of 2000 having achieved €3 billion in savings relative to the 1997 budget based on a constant level of activity, in line with the objective established for it. In 2001 Renault launched a new three-year cost-reduction plan for 2001-2003 targeting additional savings of €3 billion relative to 2000[1]. The second plan is driven by two imperatives: to respond to the intensifying competitive and regulatory environment, in which prices are trending downwards and pollution and safety standards are becoming more stringent; and to bolster Renault's continued international development and improvement in profitability. It is part and parcel of the group's profitable growth strategy, which makes competitiveness in terms of costs, delivery times and quality one of its three main thrusts.

In 2001 Renault implemented measures calculated to bring it into line with the objective of trimming €1 billion in costs each year for three years. In all, over the duration of the plan ending in 2003, the cost reductions will come primarily from purchasing (about 50%), with lesser reductions in distribution (about 20%) and production (about 10%). The savings in purchasing will be generated by tighter partnerships with Renault's suppliers, scale effects from the Alliance with Nissan and development of business-to-business activity. The participation of Renault and Nissan in Covisint, a worldwide online exchange for vehicle and component manufacturers, opens the way to lower procurement costs via online auctions, process optimization and shortened lead times. Covisint stands to generate substantial cost savings for Renault and Nissan. Other sources of cost reduction include engineering, warranty costs, IS/IT costs, costs of international transactions and overhead costs.

In 2001 Renault stepped up its efforts to take costs out of distribution by restructuring the network and making the existing system more efficient. Cutting distribution costs by enhancing the network's competitiveness (via the New Distribution Project, concentrating dealerships without cutting back on points of sale) is a major strategic imperative to adjust to the emergence of new channels of distribution such as e-commerce, and to prepare for changes in the current distribution system.

Renault is also keeping up its efforts to improve manufacturing productivity. In 2001 it ranked among the most productive vehicle makers, with an average assembly time of 14.6 hours per vehicle. In six years Renault has improved its manufacturing productivity by more than 40%, largely by rationalizing its production facilities. The objective for 2003 is to bring average assembly time down closer to 12 hours per vehicle at the best plants with the help of Nissan's recognized expertise in this area.

In 2001 the Finance Division continued its actions to cut costs and improve productivity. In France, the restructuring of the distribution network was finalized and production platforms were centralized. A major effort was made to refashion information systems in a number of countries including France, Spain, Germany, Austria, Switzerland and Poland.

With the goal of identifying new sources of savings, detailed benchmarking studies of management processes were carried out internally, between the principal European subsidiaries of Renault Credit International, and externally, with the finance arms of other companies.

[1] Performance on cost reduction is measured at comparable levels of activity and comparable products.



2. Reducing lead times

As well as cutting costs, the quest for competitiveness entails reducing lead times, both for vehicle development and for delivery to the customer.

Cutting development times

Renault's objective is to reduce the time needed to develop a new vehicle to 24 months while improving quality and accelerating innovation. This is of cardinal importance, not only financially, but also commercially, since shorter development times enable the producer to respond more quickly to shifts in demand.To achieve this objective, Renault is relying in part on Nissan's recognized expertise in this area and in part on its own research and development unit, the Technocentre in Guyancourt. This facility, the largest and most modern of its kind in Europe, is key in the search for profitable growth. Laguna II was the first vehicle designed and developed entirely at the Technocentre, which made it possible to optimize development costs.

Renault has made significant progress in shortening vehicle development times. The first-generation Laguna took nearly five years to develop. For Laguna II, as for Vel Satis, the time from the start of the project to pass-off to sales was less than four years, a shortening of development times by more than a year. The objective for New Mégane, which will reach the showrooms in 2003, is to get the development time down to about three years. Renault will pursue its efforts to reach the target of two years between the choice of vehicle design and the pass-off to sales, a lead time that will put the group at the highest level of performance worldwide.

Reducing vehicle delivery times: the New Distribution Project

The New Distribution Project, deployed in 1999, is now operational in 11 European assembly plants and 16 sales subsidiaries. This program is aimed at securing and shortening the interval between the day the customer places an order (except for a new model during the launch period) and the delivery date. At the same time, the program is intended to improve the version mix and promote the diversity of the Renault product range. Considerable progress was made during 2001 on logistics, enabling year-end inventory to continue shrinking at the same pace as in the previous year. The decline relative to year-end 1999 was 20% (230,000 units versus 290,000). About half of all vehicles coming off the assembly line are now built to customer order, as opposed to 25% before the launch of the New Distribution Project. In 2001 the lead time for vehicles built to order for delivery to the customer as soon as possible was about four weeks in the core European market, versus eight weeks on average before the implementation of the New Distribution Project. Although these results are slightly below the initial target, mainly because of recurring transport difficulties, they nonetheless confirm the validity of the approach Renault has taken and bolster its ambition to become the leader in this field.

3. Improving quality

Renault's improved competitiveness in terms of costs and delivery times has been accompanied by steady progress on the quality front. From the outset, improving quality has been part of the group's competitiveness target.

In this domain, Renault can derive important benefits from its Alliance with Nissan, which has recognized expertise in matters of quality. Shared progress on product and service quality is an integral aspect of the synergies expected from the Alliance. Exchanges of staff between Renault and Nissan in this area have been in effect for two years. Their work is coordinated by a Functional Task Team (FTT) dedicated specifically to quality, which takes part in speeding up the group's progress in this area and is in the process of drawing up a common quality charter for the Alliance.

The pursuit of quality is particularly important for Renault's offensive in the top-range segment and for strengthening the brand image with models that must meet the expectations of a more demanding clientele. Better quality control is needed to ensure greater customer satisfaction, not only in the use of the product but also of the other services provided, and to optimize the customer relationship.

Quality has important economic implications as well, notably in terms of lower warranty costs at a time when warranty periods are tending to become longer. Extending its commitment on vehicle quality, Renault began in late 2000 to offer a 12-year warranty against corrosion on its range of passenger cars in Europe.

Quality is also a vital element in terms of building customer loyalty, which as the distribution system evolves is set to become a major consideration. Several programs have been rolled out across the distribution networks to ensure a standardized high level of customer service. These include meeting delivery times as part of the New Distribution Project and other initiatives to ensure repair quality and prompt processing of warranty claims. Indicators to measure customer satisfaction have accompanied the deployment of these programs and are helping to provide active quality management.

While improving vehicle reliability and durability remains a priority for the group, Renault's quality policy has already put it among the best European volume carmakers in terms of customer satisfaction.

Although Renault's core business is making automobiles, the group retains a strategic presence in trucks as principal shareholder of the world's second-largest truck manufacturer.

Agreement finalized between Renault and Volvo in the truck sector

In April 2000 Louis Schweitzer, Chairman and C.E.O. of Renault, and Leif Johansson, Chairman and C.E.O. of Volvo, announced a plan to combine the two group's truck divisions.

Having obtained the approval of the anti-trust authorities in the European Union and the United States, Renault and Volvo proceeded to close their agreement on January 2, 2001. From that date, Renault has accounted for its holding in AB Volvo by the equity method.

At December 31, 2001 Renault held 20% of the shares of AB Volvo. At their Annual General Meeting on April 25, 2001, the shareholders of AB Volvo elected Louis Schweitzer, Renault Chairman and C.E.O. and Patrick Faure, Renault Executive Vice President, to the Board of Directors of AB Volvo.

Volvo's financial results and their impact on Renault's financial statements for 2001 are shown on page 79.

Renault's equity interest in Irisbus to be transferred to Iveco

Fulfilling a condition imposed by the European Commission when it approved the Renault-Volvo agreement in trucks, and in the interest of ensuring future development of Irisbus, Renault and Iveco signed an agreement in 2001 allowing Iveco to acquire Renault's 50% equity stake in Irisbus Holding(1) for a consideration of €175 million.

The disposal of this shareholding will take place in two phases: the first, for 15% of the equity, upon the signing of the agreement effective January 2, 2002 and the second, for the remaining 35%, on December 31, 2002.

The transaction will result in a non-significant capital gain. Irisbus will retain the right to use the Renault brand name on its vehicles until June 2005.

(1) Irisbus Holding, a company incorporated under Spanish law, manages all the coach and bus activities of the Irisbus group, created in 1999 by the merger of the coach and bus divisions of Renault and Iveco (Fiat group) and owned equally by those two groups.



OUTLOOK

2002 will be a year of product launches for Renault, with the introduction of new top-of-the-range models and the start of the Mégane renewal, which will begin to bear fruits at the end of the year.

Against this backdrop and in a similar market context as in 2001 both inside and outside Europe, the aim in 2002 is to consolidate the group's unit sales and maintain positive operating margin, on a consistent accounting basis.

2002 will also mark the beginning of a second phase in the Alliance with Nissan, putting Renault in a position to bolster performance in the coming years.

AUTOMOBILE DIVISION[1]

In 2001 the Automobile Division accounted for more than 93% of consolidated group revenues. It handles all activities related to the design, manufacture and sale of passenger cars and light commercial vehicles. It also includes the activities of industrial and service companies operating in areas related to the automobile business.

Following the acquisition of the Romanian carmaker Dacia and of Samsung's operating assets in Korea, Renault now owns three automobile brands – Renault, Dacia and Samsung.

I – The Renault group ranges

1. Renault brand

Renault is present on most market segments, offering an extensive selection of passenger cars and light commercial vehicles. Most models are available in multiple versions that vary by body style, engine fit, equipment levels and interior trim. This differentiation is accomplished by dividing the range up on the basis of a platform system. Renault has renowned expertise in this area and today uses eight different platforms to cover production of its passenger cars and light commercial vehicles. Renault vehicles are equipped with seven families of gasoline and diesel engines.

Passenger cars

In the **small-car segment (A and B segments)**, Renault offers three complementary models, Twingo, Clio and Kangoo.

- Launched in 1993 and restyled in 1998 and 2000, **Twingo** is a top-selling model. The third generation Twingo, launched in fall 2000 with a new 75hp 1.2 16V gasoline engine and additional equipment, sold briskly throughout 2001. Sales were also boosted by the introduction of the new Quickshift 5 transmission. Twingo is manufactured at one site in Europe (Flins, France) as well as in Latin America (Uruguay and Colombia).
- **Clio II** replaced Clio in 1998. In 2000, Clio was awarded four stars for passive safety by the European body Euro NCAP. New Clio, launched in June 2001, benefited from radical restyling and technological enhancement, notably the 1.5 dCi and 1.2 16V engines. New Clio strengthened its position among the European segment leaders in 2001 and reached its target of more than 3% overall market share. In Europe, Clio is produced at Flins (France), Valladolid (Spain) and Novo Mesto (Slovenia). It is also assembled at the Bursa plant in Turkey (sedan version) and in Mercosur, at the Cordoba plant in Argentina and the Curitiba plant in Brazil.
- **Kangoo**, introduced in late 1997, is a practical, economical, non-conformist vehicle that rounds off Renault's offering in this segment. Major new technical features were introduced in 2001 and a 4WD version (gasoline and diesel) was added to the range, along with several new engines: 1.2 16V, 1.6 16V, 1.5 dCi, and 1.9 dCi. Kangoo is produced in the Maubeuge (France) and Cordoba (Argentina) plants as well as in Morocco.

In the **midrange C segment**, Renault offers **Mégane**, a vehicle that is available in seven body styles, all produced on a single platform. Mégane was launched in November 1995. The initial five-door hatchback and coupé versions were followed by four-door (Classic) and minivan (Scénic) versions in 1996, the cabriolet in 1997 and the station wagon in 1998. Scénic RX4, the first 4WD compact minivan, was launched in 2000. The new Mégane range, launched in 2001, has many additional features and two new engines (1.8 16V and 80hp 1.9 dTi). Despite tough competition, Mégane has been again designated as the safest car in its category by Euro NCAP.

From the outset, **Scénic** was an instant commercial success. It was voted Car of the Year 1997 in Europe and Imported Car of the Year 1997 in Japan. Mégane and Scénic were restyled in 1999 and received new engines in 2000. A new range of Scénics, the first on the market to be fitted with Michelin's Pax System tires, was launched in March 2001. The entire Mégane family is produced in Douai, France, apart from the station wagon, which is built at the Bursa plant in Turkey. Mégane is also assembled at the Palencia plant in Spain and in Cordoba, Argentina. Scénic is produced at the Curitiba plant in Brazil and, since December 2000, in the Nissan plant at Cuernavaca in Mexico.

Laguna II replaced Laguna in the **upper midrange D segment** in January 2001. Available in two versions – hatchback and station wagon – Laguna II is the first in a series of new vehicles intended to renew the Renault high-end product range. A technological showcase, Laguna II features equipment and innovations previously found only on executive cars. Laguna II is equipped with a wide range of 1.9 dCi and 2.2 dCi common-rail turbodiesel engines. Laguna II is the only car on the market to have scored the exceptional five-star rating (33.1 points out of 34) in crash tests conducted by Euro NCAP. This outstanding result is a decisive competitive advantage in terms of passive safety. Laguna II is produced at the

(1) Note on calculation methods: The term "sales" includes registrations of new vehicles plus invoicing for certain geographic areas. In line with standard motor-industry practice, market share is calculated either from the latest figures supplied by official bodies or from data sourced from carmakers, hence sales.

Sandouville plant in France, destined to become the main manufacturing platform for the entire Renault high-end product range.

After production of Safrane was phased out in summer 2000, **Espace** was Renault's main product offering on the **high-end E segment** in 2001. **Espace** pioneered the minivan concept in Europe in 1984, when Renault launched it in partnership with Matra. The last generation Espace (1996) and Grand Espace (1998) were totally redesigned in 2000, with the addition of new high-tech equipment and 2.2 dCi engines. Espace sets the standard for passive safety in the minivan category (Euro NCAP crash tests), and it once again led the European market on its segment in 2001. With **Avantime**, launched in fall 2001, Renault presented a new approach to the high-spec coupé concept. This truly original niche vehicle was developed with Matra. Both Espace and Avantime are produced in the Matra plant at Romorantin (France). In 2001 Renault also presented **Vel Satis**, its top-range sedan. Produced at the Sandouville plant, Vel Satis will go on sale in March 2002.

Light commercial vehicles

Renault offers one of the youngest and most comprehensive ranges of light commercial vehicles in Europe, ranging from 1.6 to 6.5 tons and matching the needs of a broad customer base.

In the **small van segment** (below 2 tons) Renault's offering comprises the **Clio Van** and **Kangoo Express** launched in November 1997. In 2001, Kangoo Express benefited from improvements to the Kangoo passenger car, including a wider choice of engines and a new 4WD version.

In the **van** segment (between 2 and 7 tons), the new Renault **Master** (2.8 and 3.5 tons) came to market in September 1997 and was voted Van of the Year 1998. Built at the Batilly plant in France, Master now has an all-new braking system and is available with a wider range of engines. The new **Trafic** (2.5 to 2.8 tons) was launched in September 2001 and voted Van of the Year 2002. Developed jointly with General Motors, it is produced in Luton, UK. **Mascott** (3.5 to 6.5 tons) is a robust and reliable light commercial vehicle built at the Batilly plant in France. Renault V.I. has distributed Mascott since 1999.

2. Dacia brand

Dacia is present on the passenger car market, with a sedan and station wagon derived from the R12 and **SupeRNova**, and also on the light commercial vehicle market with a range of single and double cab pickups. **SupeRNova**, launched by Dacia in late 2000, is equipped with a 1.4-liter engine and a Renault transmission. It is produced at the Pitesti plant in Romania, currently undergoing radical modernization and restructuring.

3. Samsung brand

Renault Samsung Motors sells just one model in South Korea, the **SM5**. Derived from the Nissan Maxima, the SM5 proved increasingly popular, with sales growing throughout 2001. It is produced in Korea at the ultra-modern Busan site, using Nissan manufacturing technology. Production volumes at the plant grew steadily in 2001.



The Renault light commercial vehicle range: Master, Trafic and Kangoo Express.

II – Main manufacturing sites, partnerships and production

1. Manufacturing sites

Renault's Automobile Division has more than 30 manufacturing sites worldwide. Under cooperative cost-sharing agreements, the group also utilizes facilities operated by other manufacturers, notably the Matra plant in Romorantin (France) and General Motors Europe's site in the UK. Also, thanks to the 1999 Alliance with Nissan, Renault can take advantage of its partner's industrial facilities in areas where Nissan already has operations, such as Mexico.

In 2001 the following plants handled the bulk of the Renault group's production:

Renault	
Renault sites	
Flins (France)	Clio, Twingo
Douai (France)	Mégane, Scénic
Sandouville (France)	Laguna II, Vel Satis,
Maubeuge (France)	Kangoo, Kangoo Express
Batilly (France)	Master(1), Mascott(2)
Dieppe (France)	Clio Sport, Espace, Mégane
Palencia (Spain)	Mégane (B, L, D)
Valladolid (Spain)	Clio, engines
Novo Mesto (Slovenia)	Clio, front and rear axles
Bursa (Turkey)	Renault 9, 12 and 19, Mégane (K, L), Clio sedan, engines, transmissions
Cordoba (Argentina)	Clio, Clio sedan, Mégane (B, L), Kangoo, Trafic (XTP), engines
Curitiba (Brazil)	Scénic, Clio, Clio sedan, engines, Master(3)
Nordex (Uruguay)	Twingo, Express
Cléon (France)	Engines, transmissions
Le Mans (France)	Front and rear axles, transmissions
Seville (Spain)	Transmissions
Cacia (Portugal)	Transmissions

Matra site	
Romorantin (France)	Espace, Avantime

Nissan sites	
Aguascalientes (Mexico)	Clio (preproduction)
Cuernavaca (Mexico)	Scénic

General Motors Europe site:	
Luton (UK)	New Trafic

Dacia	
Pitesti (Romania)	1300 range, Nova, SupeRNova

Samsung	
Busan (Korea)	Engines, SM5

(1) Batilly also produces Master for General Motors Europe. The vehicle is sold as the Movano by Opel and Vauxhall.
(2) Renault V.I. has distributed Mascott since 1999.
(3) The Curitiba LCV plant was inaugurated in December 2001. In addition to Master, it will produce Nissan's Frontier pickup in 2002.

2. Partnerships and collaborative projects

Pursuing its goals of quality, cost reduction and shorter delivery and development times, the Automobile Division has radically altered its relationship with suppliers. It engages in a process of partnership and cooperation well before a new model is launched.

To forge closer links with its suppliers, Renault opened an industrial supplier park in 1999 on the grounds of its Sandouville plant for five of its main parts suppliers. Similarly, a 15,000-square-meter facility for suppliers was inaugurated at the Curitiba production site in Brazil. Having suppliers located as close as possible to the assembly lines offers advantages in terms of logistics, as well as permitting sequenced just-in-time delivery.

As part of the Renault group's strategy of profitable growth, the Automobile Division has established collaborative projects and partnerships to share development costs.

Renault has entered into a number of cooperation agreements with PSA Peugeot Citroën. The two groups have worked together since 1966 on developing powertrains, notably engines at their jointly-owned affiliate, Française de Mécanique; and automatic transmissions at Société de Transmissions Automatiques. In April 1999 PSA Peugeot Citroën and Renault signed an agreement to strengthen industrial synergies in Mercosur. Under this agreement, Renault has been supplying one-liter gasoline engines to PSA Peugeot Citroën since 2001.

Matra and Renault have collaborated since the early 1980s on the design and manufacture of Espace. In July 1998 the two companies entered into a partnership agreement aimed at developing and marketing Avantime.

Renault has also signed a number of commercial and industrial agreements to buy and sell components, notably with Volvo for transmissions and engines, and to pool certain activities, such as with Fiat (Teksid foundries, starting in the first half of 1999).

For light commercial vehicles, Renault and General Motors signed a framework agreement in 1996, which was confirmed by a cooperative undertaking in 1999. The agreement provides for:

- the supply of Master/Movano to General Motors Europe. Manufactured by Renault at Batilly, the vehicles have been sold by Renault, Opel and Vauxhall under their own nameplates since 1998.
- the development and joint manufacture of the new Trafic/Vivaro range. Under the agreement, Renault is responsible for design and development, and also supplies the engines, while GM handles manufacturing at its IBC plant in the UK. The two carmakers have been selling the vehicles since 2001 under their respective nameplates (Renault/New Trafic and Opel-Vauxhall/Vivaro). To boost production, Nissan's Barcelona plant will begin producing this range as from end-2002.
- Renault V.I. has distributed Mascott, made at Renault's Batilly plant, since 1999.

Renault's long-standing policy of partnerships has been greatly strengthened by the Alliance with Nissan (see chapter on Alliance accomplishments on page 34).

3. Production[1]

In 2001 the Renault group produced a total of 2,375,084 passenger cars and light commercial vehicles worldwide. More than 40% was manufactured outside France. For the first time, Renault has included the vehicles made by Dacia and Renault Samsung Motors in its worldwide production tally (which does not include New Trafic, manufactured by General Motors Europe).

Renault group's worldwide production - by source

Number of passenger cars and light commercial vehicles	1999	2000	2001
Manufactured in France	1,376,707	1,407,717	1,412,577
Manufactured outside France	881,211	1,018,247	962,507
Renault	881,211	948,907	841,545
Dacia		55,183	52,283
Samsung		14,157	68,679
GROUP WORLDWIDE PRODUCTION	**2,257,918**	**2,425,964**	**2,375,084**

(1) Note on methods: Production data are sourced from counts taken when finished vehicles are shipped to distributors. In 2000, production reports were based on counts taken as vehicles left the production line.



Renault group's worldwide production - by model

I - RENAULT	1999	2000	2001
Passenger cars			
Twingo	204,449	200,770	171,768
Clio	571,878	640,252	648,346
Kangoo	119,485	130,756	111,874
Renault 9, 12	32,381	136	4
Renault 19	33,788	28,568	3,690
Mégane	722,982	788,196	663,027
Laguna	205,301	169,574	2
Laguna II		4,793	275,755
Spider	61		
Safrane	21,892	12,365	2
Espace	70,191	68,469	59,465
Vel Satis			412
Avantime		2	1,350
Total passenger cars	**1,982,408**	**2,043,881**	**1,935,695**
Light commercial vehicles			
Express	24,239	15,434	2,499
Kangoo Express	107,267	132,236	129,213
Twingo Van	2,459	1,990	2,112
Clio Van	46,193	50,035	80,364
Mégane Van	9,085	8,237	6,899
Laguna Nevada Van	7		
Trafic	17,316	12,655	2,467
Master 2	68,944	91,515	87,165
Mascott		641	7,708
Total light commercial vehicles	**275,510**	**312,743**	**318,427**
TOTAL RENAULT PRODUCTION	**2,257,918**	**2,356,624**	**2,254,122**
II - DACIA			
Passenger cars			
Nova		5,471	0
SupeRNova		2,714	25,796
Other (sedans, station wagons, 1304, 1305)		34,418	15,647
Total passenger cars		42,603	41,443
Light commercial vehicles			
1300 pickup trucks		6,439	5,353
Double cabs		6,141	5,487
Total light commercial vehicles		**12,580**	**10,840**
TOTAL DACIA PRODUCTION		**55,183**	**52,283**
III - SAMSUNG			
Passenger cars			
SM5		14,157	68,679
TOTAL SAMSUNG PRODUCTION		**14,157**	**68,679**
Group worldwide production	**2,257,918**	**2,425,964**	**2,375,084**
Passenger cars	*1,982,408*	*2,100,641*	*2,045,817*
Light commercial vehicles	*275,510*	*325,323*	*329,267*

1. Worldwide sales

The Renault group's worldwide sales, including the full-year sales of Renault Samsung Motors for the first time, rose 2.3% on the back of an increase in Samsung's sales (Renault and Dacia sales were almost level with the previous year). As a result, the Renault group took 4.4% of the world market in 2001, compared with 4.2% in 2000.

Renault group's worldwide sales

	1999	2000(1)	2001(1)	% change 2001/2000
Renault				
Passenger cars	1,987,455	1,969,894	1,962,761	(0.4)
Light commercial vehicles	301,203	323,832	323,804	0.0
Total RENAULT	2,288,658	2,293,726	2,286,565	(0.3)
Samsung(2)				
Passenger cars	-	12,349	70,648	472.1
Total SAMSUNG	-	12,349	70,648	472.1
Dacia(2)				
Passenger cars	-	39,401	40,787	3.5
Light commercial vehicles	-	10,732	11,226	4.6
Total DACIA	-	50,133	52,013	3.8
Passenger cars	1,987,455	2,021,644	2,074,196	2.6%
Light commercial vehicles	301,203	334,564	335,030	0.1%
Renault group's worldwide sales	2,288,658	2,356,208	2,409,226	2.3
Western Europe		*1,873,990*	*1,904,421*	*1.6*
Outside Western Europe		*482,218*	*504,805*	*4.7*

(1) Provisional data.
(2) Sales in local market.

Outside Western Europe, the group sold 504,805 vehicles in 2001, or almost 21% of total sales (compared with 20.5% in 2000).

Sales under the Renault brand

Total sales of Renault-badged vehicles worldwide dipped 0.3% in 2001 to 2,286,565 passenger cars and light commercial vehicles, compared with 2,293,726 in 2000. The 1.6% rise in sales in Western Europe was not enough to offset a steep 9% fall in sales outside that region, attributable to the crises in Turkey and Argentina.

In Western Europe, Renault confirmed its position as the number-one automobile brand for the fourth year running, with an 11.1% share of the market for passenger cars and light commercial vehicles (11% in 2000).

Market share in Western Europe
Passenger cars and light commercial vehicles (%)

	1999	2000(1)	2001(1)
Renault	11.3	11.0	11.1
Volkswagen	11.2	10.7	10.5
Opel	10.2	9.5	9.6
Ford	9.5	8.6	9.0
Peugeot	7.5	7.9	8.6
Fiat	7.5	7.8	7.6
Citroën	5.2	5.8	6.3

(1) Provisional data.

Total sales amounted to 1,904,421 units in 2001 compared with 1,873,990 in 2000. The increase was attributable to an improvement in Renault's share of a market that was stable (+0.2%) at a high level (16.7 million vehicles sold).

- Renault maintained its 10.6% share of the passenger car market, which grew 0.7%.

Market share in Western Europe
Passenger cars (%)

	1999	2000(1)	2001(1)
Volkswagen	11.5	11.0	10.8
Renault	11.0	10.6	10.6
Opel	10.9	10.2	10.2
Ford	9.3	8.5	8.8
Peugeot	7.4	7.9	8.6
Fiat	7.4	7.6	7.2
Citroën	4.7	5.2	5.8

(1) Provisional data.

This apparent stability actually masks a contrast between sales performance in the first half and the second half, caused by the model replacement cycle:

- In the first half, Renault's performance was impacted by the gradual introduction of Laguna II, by the launch in late March of a new phase of Scénic, and then by the wait for the market launch of New Clio in June.
- In the second half, sales were boosted by the success of Laguna II, which had reached full production volumes, and New Clio as well as steady demand for Mégane Scénic. As a result, Renault's market share was significantly larger in the second half (10.8%) than in the first (10.4%). This performance was underpinned by a rise in the volume of dCi engined vehicles, taking the diesel/gasoline mix to 39.3% at end-November 2001, compared with 32.8% at end-December 2000).

Renault's performance in Western Europe[1]
Passenger cars

	Registrations in 2001 (total market)		Renault new-vehicle registrations in 2001		Renault market share (%)		
	Number of units	% change 2001/2000	Number of units	% change 2001/2000	1999	2000	2001
France	2,254,732	5.7	599,857	(0.4)	28.0	28.2	26.6
Germany	3,350,000	(0.8)	199,868	(0.2)	6.8	5.9	6.0
Spain	1,436,870	4.0	180,057	2.1	14.2	12.8	12.5
Italy	2,425,300	0.1	169,892	0.6	7.8	7.0	7.0
UK	2,458,774	10.7	181,651	12.7	7.5	7.3	7.4
Belgium/ Luxembourg	531,512	(4.6)	67,049	7.6	10.8	11.2	12.6
Netherlands	530,296	(11.3)	49,779	(5.4)	9.2	8.8	9.4
Portugal	248,822	(3.5)	31,091	3.6	12.6	11.6	12.5
Switzerland	318,375	0.6	21,242	1.8	6.5	6.6	6.7
Austria	294,666	(4.8)	19,616	0.0	7.2	6.3	6.7
Other Western Europe	994,039	(15.0)	55,618	(14.3)	5.0	5.5	5.6
Total Western Europe[2]	**14,843,386**	**0.7**	**1,575,720**	**1.0**	**11.0**	**10.6**	**10.6**

(1) Provisional data.
(2) EU, Iceland, Norway and Switzerland.

In **France**, Renault held onto to its number-one position although its market share dipped to 26.6% from 28.2% in 2000. This was mainly due to stronger competition in the C segment and the phasing out of Safrane, which left a gap at the top of the range. In a still-buoyant market, which grew 5.7%, three of the five top-selling models were Renaults (Mégane, Clio, Laguna).

Outside France, Renault made headway in numerous Western European countries.

In **Germany**, where the market contracted 0.8%, Renault benefited in 2001 from the launch of Laguna II in the D segment, which grew 1.3 percentage points. Renault took a 6% share of the market compared with 5.9% in 2000. In the **UK**, the market surged 10.7% and Renault saw a 12.7% increase in registrations. The brand consolidated its position (7.4% versus 7.3% in 2000) mainly thanks to the success of New Clio and the launch of Laguna II, which experienced remarkably strong demand from the fleet market. Renault also made significant gains in **Belgium/Luxembourg** (12.6% compared with 11.2%) owing to the overall success of the range and the renewal of the dCi engine offering - the proportion of diesel-engined cars is very high in Belgium and Luxembourg. As a result, Renault was the top-selling automotive brand in Belgium in 2001. Renault also gained ground in the **Netherlands** - 9.4% in 2001 compared with 8.8% in 2000 - even though the market shrank 11.3%. Demand for Laguna II has remained buoyant since its launch, especially the station wagon version, which accounted for more than half of total sales of this vehicle. In **Spain**, Renault held on to its top-ranking position, but its market share slipped to 12.5% (12.8% in 2000) because of New Clio's sluggish launch in the third quarter.

In 2001 Renault's **passenger cars** turned in contrasting performances depending on the **segment**:

- **Twingo**, the oldest model in the range, benefited throughout the year from the positive effects of phase II, which came to market in fall 2000. Twingo's segment share remained stable at 3.4%.
- **Clio** benefited from the success of phase II, launched in June, and increased its share of the segment by half a percentage point (10.3% versus 9.8% in 2000). In the second half-year, Clio even edged into second place in the small-car segment, and remained in third place overall for the year as a whole.
- **Mégane** saw a 1-point decline in its segment share (11.2% versus 12.2%), mainly because of its age. Mégane was the third-highest selling car in Western Europe and Scénic was number one in the C segment for compact minivans.
- **Laguna II** made an excellent debut, increasing the car's share of the segment by 2.6 percentage points (9.6% compared with 7% in 2000) to take fourth place, rising to the number-two slot in the fourth quarter.
- **Espace** is still the leading vehicle in its segment and its share remained stable (3.1% versus 3.3% in 2000), even though its replacement is due in the showrooms in fall 2002.

- In the market for **light commercial vehicles**, which shrank 2.8%, Renault continued to gain ground, taking 15.3% of the market (compared with 14.1% in 2000). Thanks to its youthful range, it was able to significantly reinforce its position as the best-selling brand at end 2001.

Market share in Western Europe
Light commercial vehicles (%)

	1999	2000[1]	2001[1]
Renault	**13.9**	**14.1**	**15.3**
Citroën	9.3	10.1	10.6
Fiat	9.1	9.6	10.4
Ford	10.4	9.4	10.4
Mercedes	8.4	8.4	9.0
Peugeot	8.0	8.0	8.8
Volkswagen	8.6	8.2	7.8

(1) Provisional data.

Renault's performance in Western Europe[1]
Light commercial vehicles

	Registrations in 2001 (total market)		Renault new-vehicle registrations in 2001		Renault market share (%)		
	Number of units	% change 2001/2000	Number of units	% change 2001/2000	1999	2000	2001
France	433,872	4.6	151,291	8.3	34.0	33.7	34.9
Germany	207,201	(2.4)	20,442	6.7	8.0	9.0	9.9
Spain	287,679	(3.9)	36,666	(2.9)	13.5	12.6	12.7
Italy	212,331	(3.7)	16,730	(8.7)	8.2	8.3	7.9
UK	259,317	5.8	16,712	23.1	5.7	5.5	6.4
Belgium/ Luxembourg	64,292	12.5	9,314	18.7	11.8	13.7	14.5
Netherlands	84,230	(12.8)	6,979	(6.6)	7.0	7.7	8.3
Portugal	105,594	(30.9)	15,485	(7.7)	11.7	11.0	14.7
Switzerland	25,912	7.4	1,893	31.3	5.7	6.0	7.3
Austria	24,908	(8.6)	1,600	(9.5)	5.8	6.5	6.4
Other Western Europe	168,025	(5.5)	9,478	19.5	4.1	4.5	5.6
Total Western Europe[2]	**1,873,361**	**(2.8)**	**286,590**	**5.4**	**13.9**	**14.1**	**15.3**

(1) Provisional data.
(2) EU, Iceland, Norway and Switzerland.

- **Kangoo** saw a sharp rise in its segment share (28.7% versus 25.8%) owing to a steep increase in fleet sales, particularly to European postal administrations (Norway, Switzerland, etc.), as well as to the diversity of the range and greater availability of diesel-engined versions compared with 2000.
- **Master** also moved ahead (6.5% versus 6.3% in 2000) on the launch of a new phase in June 2001.
- **New Trafic**, launched in September, got off to a good start, taking a 1% share of the segment (compared with 0.8% for Trafic in 2000), despite ramp-up delays at General Motors' Luton plant in the UK. New Trafic was voted Van of the Year 2002.


302 CNW 92

Renault vehicles registered in Western Europe – by model
Passenger cars and light commercial vehicles

	2000[1]	2001[1]
Twingo	163,631	165,451
Clio	520,964	551,793
Mégane	631,563	572,453
Laguna	162,464	227,986
Safrane	12,409	1,198
Espace	63,501	60,250
Avantime	0	649
Express	11,690	116
Kangoo	188,671	200,505
Trafic	8,472	1,055
New Trafic	0	9,050
Master	60,186	62,743
Mascott	7,308	8,433
Other (Spider, Vel Satis, Messenger, etc.)	392	628
European registrations by model	**1,831,251**	**1,862,310**

(1) Provisional data.

- **Outside Western Europe**, sales of Renault passenger cars and light commercial vehicles were down 9% to 382,144 units in 2001 (from 419,736 in 2000).

Renault sales outside Western Europe
Passenger cars and light commercial vehicles

	1999	2000[1]	2001[1]	% change 2001/2000
Poland	34,608	29,944	30,619	2.3
Central Europe	**78,205**	**76,270**	**94,618**	**24.1**
Eastern Europe and Russia	**3,014**	**13,537**	**17,792**	**31.4**
Turkey	**78,524**	**115,405**	**44,275**	**(61.6)**
Argentina	72,780	60,780	35,346	(41.8)
Brazil	32,540	56,558	70,387	24.5
Latin America	**124,535**	**146,843**	**148,000**	**0.8**
Asia Pacific	**9,972**	**8,924**	**13,724**	**53.8**
Africa and Middle East	**45,493**	**58,757**	**63,735**	**8.5**
World excl. Western Europe	**339,743**	**419,736**	**382,144**	**(9.0)**

(1) Provisional data.

This underperformance was attributable to steep falls in markets where Renault has a strong presence, such as Turkey (-68.4%) and Argentina (-41.8%). These declines were not offset by strong sales in several target countries:

- In **Central Europe**, where the market contracted 12.5% owing chiefly to a 31.6% fall in Poland, sales of Renault vehicles grew 24.1%. The brand increased its penetration rate by nearly 3 percentage points to a record 9.9% (7% in 2000). That performance was helped by the success of Thalia, the sedan version of Clio assembled in the Bursa plant in Turkey, and of Clio II and Laguna II in Poland. All in all, Renault has established itself as the number-three brand in Central Europe.

- In **Brazil**, the overall market expanded 7.5%, while Renault boosted sales by 24.5%, growing its market share from 4% to 4.6%. Total sales exceeded 70,000 vehicles as a result of a broader product offer - a new phase of Scénic launched in March and a simpler version of Clio equipped with a 1-liter engine to broaden coverage of the Brazilian market - and further development of the distribution network. Renault took fifth place in this market in 2001. However, sales growth slackened in the second half-year as the market contracted by 9.3%, compared with a 26.8% increase in the first half.

- In **Turkey**, the market plummeted in 2001, driving Renault's sales down by more than 71,000 units compared with 2000. The brand underscored its number-one position, taking 23.6% of the car market (versus 19.4% in 2000) thanks to stronger sales of Mégane, Kangoo and the sedan version of Clio.

- In **Argentina**, the market contracted sharply because of an extremely tough political and economic situation, causing Renault sales to fall by more than 25,000 units to 35,346. Despite this, Renault proved its resilience, retaining the number-one slot for the sixth year running and holding its market share steady at 18.4%. This result was largely attributable the success of the sedan version of Clio II and to the strength of the distribution network, particularly the subsidiaries.

Sales under the Dacia brand

Dacia reported a 3.8% rise in sales of passenger cars and light commercial vehicles in Romania in 2001. It took 59.1% of the local market (52,013 units) thanks to the success of SupeRNova, a midrange vehicle launched in late 2001 and equipped with a Renault engine and transmission.

Sales under the Samsung brand

Renault Samsung Motors increased its share of the Korean market by more than 4 percentage points in 2001. It took 5.2% of the local passenger car market with a single product: the SM5. The car experienced mounting demand throughout the year - a total of 70,648 units were sold - and was the third top-seller in the Korean market.

2. The Renault distribution network

The Renault group distributes its vehicles in Europe through a primary and a secondary network.

- The **primary network** consists of exclusive dealers that sell and maintain Renault vehicles in the area assigned to them as well as Renault France Automobiles (France only) and Renault subsidiaries operating under the umbrella of Renault Europe Automobiles. The purpose of these two organizations is to ensure the future viability of the group's network and boost its marketplace performance amid changes to the European system of automotive distribution.

Renault is pursuing its policy of transforming the primary distribution network, extending efforts to encompass the Nissan network. As part of the Alliance, a network of hubs is being created to improve coverage, performance and professionalism across much larger areas. Accordingly, although the number of customer interfaces has declined, the network's reach and range, as well as its ability to offer an extensive variety of Renault products and services, has been either maintained or enhanced. In seven countries (France, Germany, Spain, Italy, Netherlands, UK and Switzerland), the hub policy has been pursued in conjunction with Nissan, thus opening the door to bigger potential economies of scale.

- The **secondary distribution network** is made up of Renault's sales representatives and franchised retailers, which are also exclusive. These are generally small businesses with commercial ties to a primary network dealer.

Renault distribution network in Europe[1]

Number of outlets	1999		2000		2001[2]	
	Europe	o/w France	Europe	o/w France	Europe	o/w France
Branches and subsidiaries	119	64	117	60	123	64[3]
Dealers	2,169	346	2,062	363	1,818	354
Other outlets	9,998	6,053	9,642	5,804	9,217	5,548
TOTAL[4]	12,286	6,463	11,821	6,227	11,158	5,966

(1) Includes the 10 European subsidiaries plus Poland, Hungary, Croatia, the Czech Republic, Slovenia and Slovakia.
(2) Forecasts at December 31, 2001 (prepared at end-October 2001) on the basis of the number of entities having legally-binding agreements with Renault.
(3) RFA, wholly-owned by Renault S.A., has 64 outlets organized into 14 distribution subsidiaries.
(4) The number of contracts declined during the period under review as a result of mergers and restructurings, but the number of primary sales outlets remained stable.

European Union regulations on automobile distribution allow carmakers, under certain conditions, to grant exclusive territorial and brand rights and to prohibit resale of their products by their own distribution network to intermediaries outside that network. This regulation (1475-95) expires on September 30, 2002.

New regulations will come into force in 2002. In February 2002, the European Commission presented a draft text that provided for the following changes:

- **After-sales**: Manufacturers will be entitled to operate a system of selective distribution on qualitative criteria, regardless of their market share. In theory, those with market share of less than 30% can choose either qualitative and quantitative selective distribution or exclusive distribution.

- **Sales**: Manufacturers can opt for exclusive distribution if their market share is less than 30% or for qualitative and quantitative selective distribution with a location clause if they have up to 40% of the market. In the latter case, however, if the manufacturer exceeds a market-share cap in a given country, any member of the network can open a depot in that country to facilitate active sales outside its usual trade area.

The proposals will give rise to extensive consultations, and carmakers will have the opportunity to argue their case.

The new legislation, which aims to achieve significant price convergence in Europe, provides for a transitional period of one year after it comes into force on October 1, 2002, along with an appraisal report on May 30, 2008. It will expire on May 30, 2010, along with Block Exemption Regulation 2790/99.


11 VS 92

The three principal missions of the Finance Division are to:

- Offer attractive finance packages backed up by services that make it easier to buy and use passenger cars and light commercial vehicles and that enhance customer loyalty to the group's brands;
- Finance inventories of vehicles and spare parts held by dealers and group-owned subsidiaries, notably Renault France Automobiles the wholly-owned Renault subsidiary comprising all the subsidiaries and branch offices in France;
- Take part in managing cash and financial risks for the Renault group (Société Financière et Foncière and Renault Finance).

The Finance Division also takes part in financing some of the group's corporate and real-estate investments.

As financial companies servicing the Renault group, its distribution network and its customers, the companies in the Finance Division are, for the most part, controlled by a holding company, Compagnie Financière Renault, a wholly-owned subsidiary of Renault.

More than 40 companies, including Europe's largest car financing group by number of vehicles financed, and two banks, are involved in supporting the industrial and commercial development of the group.

In 2001 the Finance Division's contribution to consolidated income, before tax and equity-accounted earnings, was €429 million, compared with €319 million in 2000. Excluding non-recurring items, consolidated pre-tax income was €304 million (€336 million in 2000) and net income was €266 million.

Financing vehicle sales

The RCI group finances sales of the group's vehicles in Western Europe, Eastern and Central Europe (Poland, Czech Republic and Romania) and South America (Argentina and Brazil).

It offers its three customer constituencies - individuals, companies and the network - an extensive range of financing solutions, including loans for new and second-hand vehicles, rental with purchase option, leasing and long-term leasing. It also offers services relating to contracts for maintenance, warranty extension, insurance, assistance and fleet management.

At the beginning of 2001, the process of integrating Nissan's financial subsidiaries acquired in 1999 culminated with the grouping of activities in Germany, Italy, the Netherlands and Spain in a single organization under one management. In France and Switzerland, RCI Banque took over the financing of Nissan's activities. Bringing all of the group's brands together in the framework of vehicle financing has led to the adoption of a new name. Renault Crédit International S.A. Banque has become RCI Banque, facilitating business within the Alliance with one common name.

One of RCI Banque's key goals is to **boost sales of group brands on new markets**, while participating in the strategy of profitable growth in loan outstandings. To expedite the development of Renault Samsung Motors (RSM), RCI Banque appointed a representative in **Korea**. Starting in January 2002, his task will be to investigate the possibility for RCI Banque of building a presence in this market.

In **Mexico**, RCI is working not only to support Renault's return to this market but also to offer Nissan a full-fledged brand financing service. In 2001 RCI Banque formed a wholly-owned subsidiary, ESARA Saqui, which will provide Renault and Nissan customers with financing solutions arranged and managed by a top-flight local banking partner. In 2002 a feasibility study for the formation of a joint venture will be completed.

In **Romania**, RCI is assisting with the development of Renault, which owns 92.7% of the carmaker Dacia. In partnership with Romanian Development Bank, owned by France's Société Générale, RCI designed a range of credit solutions for Renault and Dacia's distribution networks. Nearly 85,000 customers have already obtained financing. In early 2002, RCI will round out its offering with a leasing solution.

In **Hungary**, RCI teamed up with Raiffeisen Lizing Rt to create a brand financing company, which will commence operations in 2002.

At the same time, RCI continued to advise Renault on business in **Croatia** and **Slovenia**.

With total assets of €19.5 billion at end-2001, RCI is one of the leading providers of automobile loans in **Europe**. Headed by a bank holding company - RCI Banque - the group has consolidated net capital of €1.6 billion, 84% of which is core capital. Consolidated net income in 2001 was €149 million, compared with €141 million in 2000.

In an increasingly competitive financing market, RCI booked 953,873 new contracts in 2001 (not including "card" business in France), compared with 878,014 in 2000, a rise of 8.6%. Total amounts financed came to €9.2 billion (excluding "card" business) compared with €8 billion in 2000.

At end-2001 RCI had a total of 3,421 employees, divided between France (1,733) and the rest of the world (1,688).

At year's end RCI had financed 32.6% of new Renault vehicles (compared with 30.7% in 2000) and 25% of Nissan vehicles sold in Europe.

In **France**, three companies provide **sales financing** for Renault and Nissan vehicles:

- **Diac S.A.** finances sales to customers through Renault's automobile distribution network;
- **Diac Location**, the French market leader in long-term leasing of automobile fleets, offers a full range of lease packages including services;
- **Cogéra** finances stocks of vehicles and spare parts at Renault and Nissan dealers and Renault France Automobiles. It is also responsible for monitoring and managing the Renault group's risk on the distribution network.

With more than 272,000 customer contracts (excluding "card" business), Diac financed a total of 28% of new Renault vehicles.

The number of financing contracts for second-hand vehicles in 2001 was 59,764 compared with 59,550 in 2000.

Outside France, the RCI group has operations in Germany, the UK, Spain, Italy, Portugal, Austria, Belgium, the Netherlands, Switzerland, Argentina and Brazil through some 30 subsidiaries and branch offices specialized in promoting sales of Renault and Nissan automobiles.

In 2001 these subsidiaries and branches, which offer customers products and services tailored to local needs and constraints, financed 678,207 customer contracts, compared with 596,898 (excluding "card" business) in 2000.

In Europe the RCI group rounds out its financing offering with a range of services relating to automobile acquisition and use. These services help to differentiate Renault from the competition and to enhance customer satisfaction and loyalty.

In addition to broadening its service range, RCI has been expanding its presence in long-term leasing. It is now active in this line of business in 11 European countries.

Sales financing - Passenger cars and light commercial vehicles (1)

		RCI penetration rate (%)	No. of new loan contracts	€ million		
				Amounts financed	Net outstandings at years-end	o/w Renault network
Germany	2001	45.8	240,156	2,020	5,063	1,258
	2000	46.4	245,222	1,957	4,884	1,122
Austria	2001	23.9	8,145	60	165	64
	2000	19.5	7,108	61	152	56
Belgium	2001	16.0	13,389	98	278	105
	2000	16.4	12,678	85	238	98
Spain	2001	31.7	104,295	1,177	2,330	496
	2000	32.1	110,168	1,086	2,112	403
France	2001	28.0	272,129	2,879	5,541	1,439
	2000	28.4	269,217	2,638	4,889	1,341
UK	2001	27.8	115,470	1,276	1,362	230
	2000	18.6	73,025	865	1,667	223
Italy	2001	40.1	113,171	1,103	1,795	388
	2000	32.4	95,502	824	1,554	274
Netherlands	2001	14.0	17,179	144	530	257
	2000	8.2	14,075	99	473	238
Portugal	2001	29.2	17,032	157	374	79
	2000	28.0	17,217	153	355	75
Switzerland	2001	31.4	11,093	142	246	50
	2000	31.0	8,577	110	187	27
Sygma Finance(1)	2001		3,537	17	64	1
	2000		11,899	60	91	3
TOTAL EUROPE(2) (ex "card" business)	2001	31.5	915,596	9,073	17,748	4,366
	2000	29.4	864,688	7,938	16,602	3,860
Argentina(3)	2001	8.8	3,271	18	32	19
	2000	4.8	1,788	9	51	42
Brazil(3)	2001	40.1	35,006	105	137	42
	2000	18.9	11,538	34	63	36
Total RCI group	2001	30.9	953,873	9,196	17,917	4,427
	2000	28.8	878,014	7,981	16,716	3,938
"Card" business	2001		40,695	117	98	-
	2000		50,743	114	90	-
GRAND TOTAL	2001		994,568	9,313	18,015	4,427
	2000		928,757	8,095	16,806	3,938

(1) Data for Sygma Finance incorporate 100% of new loan contracts and 50% of new amounts financed.
(2) Statistical data for Europe relate to the 10 countries in which RCI has a direct presence.
(3) For Argentina and Brazil, RCI's penetration has been calculated from May 2000, when activity commenced.

The group's financial policy has a twofold goal, namely to protect the commercial margins of group entities and to provide secure refinancing of the group's activities. These objectives are set out and implemented at the consolidated level by RCI S.A. Banque, and apply to all the group's sales financing subsidiaries.

The strength of RCI's balance sheet can be measured by the low degree of market exposures, which are monitored on a daily basis:

- At December 31, 2001, the RCI group's sensitivity to interest-rate risk was €6.4 million for 100 basis points.
- Exposure to currency risk was less than €1 million: the majority of the group's requirements are denominated in euro, while subsidiaries outside the euro zone obtain refinancing locally in their own currencies.
- Available sureties (€4.1 billion in agreements confirmed and unused) continued to increase in volume and diversity (some 35 international banks).
- Counterparty risk is limited to derivatives trading required to hedge the balance sheet.

RCI Banque S.A.'s credit ratings as at December 31, 2001 were as follows:

- short-term: Moody's: P2; Standard & Poor's: A2; Fitch: F2; R&I: a1
- long-term: Moody's: Baa2; Standard & Poor's: BBB+; Fitch: BBB+; R&I: A

Cash management and risk management for the Renault group

For its industrial and commercial activities, the Renault group has established a financial organization for the purposes of:

- Automating the processing of routine cash inflows and outflows, with improved security and reliability;
- Pooling the surplus cash of group subsidiaries and meeting their refinancing requirements;
- Centralizing the handling of franc and foreign-exchange transactions for better management of currency, interest-rate and counterparty risks while reducing financial and administrative costs;
- Centralizing all required financing (securities issuance, bank loans, credit agreements, etc.) at the parent company level.

In connection with this policy, Compagnie Financière Renault provides Renault's Treasury and Finance Department, in charge of cash management and financing for the group's industrial and commercial activities in France and Europe, with tools enabling it to:

- Centralize group cash flows (Société Financière et Foncière);
- Trade in financial markets, after intra-group netting: forex, fixed-income securities, investments (Renault Finance).

Société Financière et Foncière (SFF)

Société Financière et Foncière is a fully-fledged bank within the Renault group. Its remit is to provide Renault and its industrial and commercial subsidiaries with a range of services tailored to their needs and allowing integrated management of the group's cash flows. SFF is in charge of all cash flows of Renault as well as the first-tier and second-tier subsidiaries of the Automobile Division in France and Europe. It also processes commercial cash flows for Nissan France and equalization payments for Nissan in Europe. As a service provider, SFF places a priority on making its systems more secure while maintaining high levels of quality and keeping a firm grip on expenses.

In 2001 net income rose slightly to €7.4 million in 2001 from €4.9 million in 2000.

SFF's total assets stood at €370 million at end-December 2001, down from €452 million at December 31, 2000.

Renault Finance

Renault Finance, a Swiss corporation based in Lausanne, is an active player on the forex and fixed-income markets and in the market for hedging transactions in industrial metals. Through its arbitraging business, it can obtain competitive quotes for all financial products. The company is therefore Renault's natural counterparty for most of the capital-market transactions carried out by the industrial and commercial group. In 2001 Renault Finance strengthened its ties with the companies of the Nissan group.
At end-December 2001, pre-tax operating income was €27.6 million and total assets stood at €1,936 million.

Other roles

Compagnie Financière Renault helps to finance the group's real-estate investments via its specialized subsidiary SIAM, which is wholly owned.
In 2001 SIAM was involved in the disposal of several Renault branch offices. At year-end 2001 its net fixed assets amounted to €80.3 million for shareholders' equity of €175.6 million (after appropriation of 2001 earnings). Net income was €23.4 million.

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2001

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault presented in euros for the year ended December 31, 2001.

The consolidated financial statements are the responsibility of the Renault's management. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly the financial position and the assets and liabilities of the Group as at 31 December 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also performed certain procedures on the financial information related to the Group contained in the management's report, in accordance with professional standards applicable in France. We have no matters to report as to the fairness of this information nor its consistency with the consolidated financial statements.

Paris, February 27, 2002

The Auditors

ERNST & YOUNG AUDIT	DELOITTE TOUCHE TOHMATSU
Dominique THOUVENIN	*Olivier AZIÈRES*

(This is a free translation of the original French text for information purposes only)

Consolidated income statements (€ million)

	1999	2000	2001
Sales of goods and services	36,278	38,583	34,617
Sales financing revenues (note 4)	1,314	1,592	1,734
Revenues (note 3)	**37,592**	**40,175**	**36,351**
Cost of goods and services sold	(28,264)	(30,214)	(28,240)
Cost of sales financing (note 4)	(867)	(1,053)	(1,165)
Research and development expenses	(1,788)	(2,048)	(1,935)
Selling, general and administrative expenses	(4,468)	(4,838)	(4,538)
Operating margin (note 1-J)	**2,205**	**2,022**	**473**
Other operating income and expenses (note 5)	(721)	(319)	231
Operating income	**1,484**	**1,703**	**704**
Net interest income (expense)	6	(45)	(109)
Other financial income and expenses, net	**26**	**(24)**	**45**
Financial income (expense) (note 7)	**32**	**(69)**	**(64)**
Share in net income (loss) of Nissan Motor (note 11)	(330)	56	497
Share in net income (loss) of Volvo (note 12)	-		(26)
Share in net income (loss) of other companies accounted for by the equity method (note 13)	(26)	33	(91)
Group pre-tax income	**1,160**	**1,723**	**1,020**
Current and deferred taxes (note 8)	(620)	(649)	(67)
Group net income	**540**	**1,074**	**953**
Minority interests	(6)	6	98
Renault net income	**534**	**1,080**	**1,051**
Earnings per share in € (note 9)	2.23	4.50	4.38
Number of shares outstanding (in thousands)	239,798	239,798	239,998

Upon the finalization on January 2, 2001 of the agreement between Renault and AB Volvo, Renault transferred 100% of its shares and voting rights in Renault V.I. to AB Volvo, which in return transferred 15% of its own shares and voting rights to Renault S.A.. Renault also acquired a further 5% of AB Volvo's capital on the open market. These transactions (details in note 2) led to deconsolidation of the Renault V.I. Group, while the interest in the AB Volvo Group, which now comprises the RVI Group, was included under the equity method. Pro forma consolidated financial statements for 2000 are presented in note 2-A for the main income statement, balance sheet and cash flow items.

Consolidated balance sheets at December 31 (€ million)

	1999	2000	2001
ASSETS			
Intangible assets	188	325	303
Property, plant and equipment (note 10)	9,843	11,001	10,222
Investments in companies accounted for by the equity method	4,905	5,540	6,985
- Nissan Motor (note 11)	4,610	5,156	5,287
- Volvo (note 12)			1,469
- Other companies (note 13)	295	384	229
Other investments and financial assets (note 14)	520	1,110	607
Deferred tax assets (note 8)	1,705	1,669	1,668
Inventories (note 16)	4,870	5,996	4,832
Sales financing receivables (note 15)	15,110	15,513	16,845
Trade receivables from the industrial and commercial activities (note 17)	3,518	3,799	2,465
Other receivables and prepaid expenses (note 18)	2,039	2,725	1,985
Loans and marketable securities (note 19)	2,678	2,485	2,082
Cash and cash equivalents (note 1-0)	1,046	1,812	2,135
Total assets	**46,422**	**51,975**	**50,129**

	1999	2000	2001
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	914	914	923
Share premium	2,367	2,367	2,420
Retained earnings	4,385	4,740	5,607
Translation adjustments	(15)	551	50
Net income	534	1,080	1,051
Shareholders' equity (note 20)	**8,185**	**9,652**	**10,051**
Minority interests (note 21)	630	639	385
Deferred tax liabilities (note 8)	223	544	695
Pensions and other post-retirement benefit obligations (note 22)	1,252	1,328	731
Other provisions for risks and liabilities (note 23)	2,645	2,502	2,024
Interest-bearing borrowings (note 24)	20,344	23,297	23,491
- industrial and commercial activities	5,468	7,785	7,451
- sales financing activity	14,876	15,512	16,040
Trade and other payables	7,402	7,853	7,246
Other liabilities and deferred income (note 25)	5,741	6,160	5,506
Total shareholders' equity and liabilities	**46,422**	**51,975**	**50,129**

Changes in consolidated shareholders' equity (€ million)

	Number of shares (in thousands)	Shares capital	Share premium account	Translation adjustment	Retained earnings	Total
Balance at December 31, 1998 before allocation	239,798	914	2,367	(320)	4,900	7,861
Dividends					(180)	(180)
Impact of change in standard IAS19[(a)]					(335)	(335)
Change in translation adjustment[(b)]				305	0	305
1999 net income					534	534
Balance at December 31, 1999 before allocation	239,798	914	2,367	(15)	4,919	8,185
Dividends					(179)	(179)
Change in translation adjustment[(b)]				566		566
2000 net income					1,080	1,080
Balance at December 31, 2000 before allocation	239,798	914	2,367	551	5,820	9,652
Capital increase[(b)]	2,398	9	53			62
Dividends					(213)	(213)
Change in translation adjustment[(b)]				(501)		(501)
2001 net income					1,051	1,051
Balance at December 31, 2001 before allocation	**242,196**	**923**	**2,420**	**50**	**6,658**	**10,051**

(a) See note 1-G.
(b) See note 20.

Statements of cash flows (€ million)

	1999	2000	2001
Operating activities			
Net income	534	1,080	1,051
Depreciation and amortization	1,837	1,899	1,777
Net effects of sales financing credit losses	135	158	158
(Gains)/losses on asset disposals	(38)	(73)	(777)
Appropriation of long-term net valuation provisions	668	73	138
Share in net income of companies accounted for by the equity method (net of dividends received)	357	(82)	(275)
Deferred taxes	(184)	363	(286)
Minority interests	5	(6)	(98)
Cash flow (A)	3,314	3,412	1,688
Financing for individual customers	(8,303)	(8,172)	(10,175)
Customer repayments	6,584	7,775	8,744
Net change in renewable dealer financing	102	(86)	(796)
Increase in receivables from sales financing (B)	(1,617)	(483)	(2,227)
Bond issuance	1,066	966	1,266
Bond redemption	0	(813)	0
Net change in other interest-bearing borrowings	1,196	457	434
Net (increase) decrease in loans and marketable securities	(184)	3	(15)
Net change in interest-bearing borrowings for the sales financing activity (C)	2,078	613	1,685
Decrease/(increase) in inventories	(512)	(984)	25
Decrease/(increase) in trade receivables	(558)	(220)	328
Decrease/(increase) in other receivables and prepaid expenses	(184)	(643)	440
Increase in trade and other payables	1,010	410	379
Increase/(decrease) in other liabilities and deferred income	(44)	(332)	779
Decrease (increase) in working capital (D)	(288)	(1,769)	1,951
CASH FLOWS FROM OPERATING ACTIVITIES (A+B+C+D)	3,487	1,773	3,097

(€ million)

	1999	2000	2001
Investing activities			
Acquisition of Nissan shares	(4,917)	0	0
Other acquisitions, net of cash acquired	(146)	(811)	(109)
Purchase of property, plant and equipment and intangibles	(2,437)	(2,846)	(3,205)
Disposal of investments, net of cash transferred	70	29	711
Proceeds from disposal of property plant and equipment and intangibles	404	465	564
Net investment	**(7,026)**	**(3,163)**	**(2,039)**
Net (increase) decrease in other financial assets	(20)	2	(51)
CASH FLOWS FROM INVESTING ACTIVITIES	(7,046)	(3,161)	(2,090)

Financing activities			
Bond issuance	500	500	462
Bond redemption	0	0	(316)
Net increase (decrease) in interest-bearing borrowings for the industrial and commercial activities	(795)	1,627	(900)
Net (increase) decrease in loans and marketable securities	4,015	221	599
Proceeds from minority interests	41	50	0
Dividends paid to parent company shareholders	(180)	(179)	(213)
Dividends paid to minority interests	(42)	(45)	(47)
CASH FLOWS FROM FINANCING ACTIVITIES	3,539	2,174	(415)

Net increase (decrease) in cash and cash equivalents (note 1-0)	**(20)**	**786**	**592**
Opening balance	1,087	1,046	1,812
Increase (decrease)	(20)	786	592
Effect of exchange rate changes	(21)	(20)	(270)

CLOSING BALANCE	**1,046**	**1,812**	**2,135**

Information by Division (€ million)

	Automobile Division	Finance Division[b]	Eliminations[a]	Consolidated total
2001				
Revenues	34,245	2,028	78	36,351
Interdivision transactions[c]	(404)	(200)	604	0
Contribution to consolidated revenues	33,841	1,828	682	36,351
Operating margin	216	252	5	473
Operating income	106	261	337	704
Share in net income of companies accounted for by the equity method	406	0	(26)	380
Financial expenses				(64)
Current and deferred taxes				(67)
Group net income				953
Property, plant and equipment and intangibles	10,109	433	(17)	10,525
Trade and sales financing receivables	2,444	17,258	(392)	19,310
Other division assets	6,222	1,796	38	8,056
Investments accounted for by the equity method	5,516	0	1,469	6,985
Other non allocated assets				5,253
TOTAL ASSETS				50,129
Division liabilities	14,168	18,106	(181)	32,093
Other non allocated liabilities				7,985
Shareholders' equity				10,051
TOTAL LIABILITIES				50,129
Capital expenditure	2,886	300	19	3,205
Depreciation and amortization	1,683	86	8	1,777
Non cash expenses other than depreciation	135	158	3	296
Research and development expenses	1,908		27	1,935
Personnel expenses	4,690	216	107	5,013
Workforce at December 31	133,111	3,496	3,810	140,417

(a) Until December 31, 2000, the information by Division included data for the Commercial Vehicles Division. This Division essentially comprised the " Commercial Vehicles " businesses of Renault V.I. and its subsidiaries, that also included the " Coach & Bus " activity of Irisbus and its subsidiaries. The finalization of the Renault V.I. / Volvo operation on January 2, 2001 (note 2-A) resulted in deconsolidation of Renault V.I. ; and consequently the information by Division no longer includes the Commercial Vehicles Division.
Data for Irisbus is now included under the heading " Eliminations ", which in 2001 also contains the gain of €335 million on the sale of Renault V.I. shares to Volvo. Figures for the year 2000 have been adjusted for the pro forma presentation.
(b) For the Finance Division, income statement and balance sheet items represent the sales financing activity (including the division's own cash flow and financial indebtedness).
(c) Interdivision transactions are carried out under near-market conditions.

(€ million)

	Automobile Division	Commercial Vehicles Division	Finance Division[a]	Eliminations	Consolidated total
2000 Pro Forma					
Revenues	32,218		1,868	55	**34,141**
Interdivision transactions[b]	(366)		(201)	567	**0**
Contribution to consolidated revenues	31,852		1,667	622	**34,141**
Operating margin	1,574		263	6	**1,843**
Operating income	1,266		245	7	**1,518**
2000 as published					
Revenues	32,218	7,070	1,868	(981)	**40,175**
Interdivision transactions[b]	(732)	(37)	(212)	981	**0**
Contribution to consolidated revenues	31,486	7,033	1,656	0	**40,175**
Operating margin	1,574	195	253	0	**2,022**
Operating income	1,266	202	235	0	**1,703**
Share in net income of companies accounted for by the equity method	89	(1)	1	0	**89**
Financial income (expenses)					**(69)**
Current and deferred taxes					**(649)**
Group net income					**1,074**
Property, plant and equipment and intangibles	9,197	1,863	439	(173)	**11,326**
Trade and sales financing receivables	2,835	1,157	15,918	(598)	**19,312**
Other division assets	6,882	1,372	1,977	(206)	**10,025**
Investments accounted for by the equity method	5,504	21	15		**5,540**
Other non allocated assets					**5,772**
TOTAL ASSETS					**51,975**
Division liabilities	13,147	4,138	16,907	(837)	**33,355**
Other non allocated liabilities					**8,968**
Shareholder's equity					**9,652**
TOTAL LIABILITIES					**51,975**
Capital expenditure	2,379	218	249		**2,846**
Depreciation and amortization	1,645	172	82		**1,899**
Non cash expenses other than depreciation	98	(25)	158		**231**
Research and development expenses	1,817	230			**2,047**
Personnel expenses	(4,718)	(1,186)	(208)		**(6,112)**
Workforce at December 31	136,574	26,006	3,534		**166,114**

(a) For the Finance Division, income statement and balance sheet items represent the sale financing activity (including the division's own cash flow and financial indebtedness).
(b) Interdivision transactions are carried out under near-market conditions.

Information by Division (€ million)

1999 as published	Automobile Division	Commercial Vehicles Division	Finance Division[a]	Eliminations	Consolidated total
Revenues	30,246	6,516	1,594	(764)	37,592
Interdivision transactions[b]	(508)	(42)	(214)	764	0
Contribution to consolidated revenues	29,738	6,474	1,380	0	37,592
Operating margin	1,763	220	222		2,205
Operating income	1,161	58	265		1,484
Share in net income of companies accounted for by the equity method	(359)	2	1		(356)
Financial income					32
Current and deferred taxes					(620)
Group net income					540
Property, plant and equipment and intangibles	8,002	1,721	404	(96)	10,031
Trade and sales financing receivables	2,563	1,114	15,504	(553)	18,628
Other division assets	5,397	1,090	1,826	(448)	7,865
Investments accounted for by the equity method	4,848	46	11		4,905
Other non allocated assets					4,993
TOTAL ASSETS					46,422
Division liabilities	12,500	3,997	16,407	(988)	31,916
Other non allocated liabilities					6,321
Shareholders' equity					8,185
TOTAL LIABILITIES					46,422
Capital expenditure	2,076	211	150		2,437
Depreciation and amortization	1,611	153	73		1,837
Non cash expenses other than depreciation	558	115	130		803
Research and development expenses	1,620	168			1,788
Personnel expenses	(4,326)	(1,141)	(198)		(5,665)
Workforce at December 31	131,261	24,634	3,713		159,608

(a) For the Finance Division, income statement and balance sheet items represent the sale financing activity (including the division's own cash flow and financial indebtedness).
(b) Interdivision transactions are carried out under near-market conditions.

Information by geographic area (€ million)

	France	Other european countries	Other countries	Consolidated total
2001				
Consolidated revenues	14,237	18,148	3,966	**36,351**
Capital expenditure	2,178	564	463	**3,205**
Property, plant and equipment and intangibles	6,906	2,176	1,443	**10,525**
Other assets	4, 719	1,923	655	**7,297**
2000 pro forma[(a)]				
Consolidated revenues	13,054	16,614	4,473	**34,141**
Capital expenditure	1,868	439	331	**2,639**
Property, plant and equipment and intangibles	6,158	1,937	1,456	**9,551**
Other assets	4,682	2,198	1,039	**7,919**
2000 published				
Consolidated revenues	14,252	17,955	7,968	**40,175**
Capital expenditure	1,977	450	419	**2,846**
Property, plant and equipment and intangibles	7,071	2,327	1,928	**11,326**
Other assets	5,521	2,656	1,618	**9,795**
1999 as published				
Consolidated revenues	13,731	17,528	6,333	**37,592**
Capital expenditure	1,696	357	384	**2,437**
Property, plant and equipment and intangibles	6,641	1,977	1,413	**10,031**

Consolidated revenues are presented by location of customers.
Property, plant and equipment and intangibles and capital expenditure are presented by location of subsidiaries.
(a) The finalization of the Renault V.I. / Volvo operation on January 2, 2001 (note 2-A) resulted in deconsolidation of Renault V.I. Figures for the year 2000 have been adjusted for pro forma presentation.

1 - Accounting policies

The Renault Group financial statements are prepared in accordance with French accounting regulations applicable at December 31, 2001.

Renault is making preparations for the compulsory application of IASB international standards by listed European companies from 2005. The adaptations necessary will be made with regard to the constraints of the situation, i.e. IASB draft standards, the transitional provisions for application of standards in Europe, the timescale for incorporation of these standards into French regulations, and changes in the accounting practices of the automobile industry.

Currently, the principal differences between Renault accounting policies and existing international standards concern intangible assets (IAS 38), financial instruments (IAS 39) and investment property (IAS 40).
Renault intends to apply standards IAS 38 and IAS 40 from 2002. The Group also plans to apply IAS 39, once its review is finalized and has been adopted by French regulations.

A. Consolidation

The consolidated financial statements include the financial statements of all significant companies controlled exclusively, directly or indirectly, by the Group.

Significant companies in which the Group exercises material influence are included in the financial statements on an equity basis, while joint ventures are consolidated on a proportional basis.

Some investments fulfilling these criteria are not consolidated. Their consolidation would not have any significant impact on the consolidated financial statements.

Goodwill arising on first inclusion of subsidiaries or companies accounted for by the equity method represents the difference, at acquisition date, between the purchase cost of shares (including expenses) and the proportion of assets and liabilities acquired, estimated at fair value. It is amortized on a straight-line basis over a duration specific to each company, but no longer than 20 years.

All material intercompany transactions and unrealized internal profits are eliminated.

B. Information by division and geographic area and definition of net financial indebtedness

The business segments defined for primary segment information correspond to the two divisions in the Group's internal organization: the Automobile Division and the Finance Division. The Division results disclosed include the operating income, however, financial income and taxes are not allocated between the divisions. The balance sheet and income statement disclosures for the Finance Division relate only to the sales financing activity, and exclude items related to the Group's cash management, which, like financial income, are not allocated to the divisions.

In coherence with his presentation, interest-bearing borrowings are split into two captions in the balance sheet:

- Interest-bearing borrowings for the industrial and commercial companies, and for finance subsidiaries in charge of Group cash management;
- Interest-bearing borrowings for the sales financing activity, which the Group considers an operating item.

Consequently, the Group's net financial indebtedness includes the following items, insofar as they relate to the commercial and industrial companies and finance subsidiaries in charge of Group cash management:

- Interest-bearing borrowings,
- Investment loans,
- Marketable securities,
- Cash and cash equivalents.

C. Translation of the financial statements of foreign subsidiaries

a) In general, the financial statements of financially and economically autonomous foreign subsidiaries are translated as follows:

- Balance sheet items other than shareholders' equity are translated at the year-end rate of exchange.
- Income statement items are translated at the average exchange rate for the year.
- The translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

b) The financial statements of foreign subsidiaries with autonomous activities operating in high-inflation economies (i.e. where total inflation over three years exceeds 100%) are translated as follows:

- Balance sheet items are translated into Euros at the year-end rate used for transfer of dividends after adjusting non-monetary items for local inflation.
- After adjustment of monetary items for inflation, income statement items are translated using the same year-end rate as for the balance sheet.
- The translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

c) For foreign companies whose activities are an extension of the parent company's business, the historical-rate method is applied for non-monetary balance sheet items and the translation adjustment is included in net income.

D. Translation of foreign currency transactions

At year-end, monetary balances in foreign currencies that have not been hedged are translated at the year-end rate. The resulting foreign exchange differences, together with the exchange gains and losses on transactions in foreign currencies for the year, are recognized in the income statement. Hedged foreign currency operations are translated using the hedged rate.

E. Revenues

Revenues include all income from the ordinary activities of consolidated companies. This includes proceeds from the sales of goods and services as well as income from sales financing.

a) Sales of goods and services

Sales and margin recognition

Sales of goods are recognized when vehicles are made available to the distribution network in the case of non-Group dealers, or upon delivery to the end-user in the case of direct sales. The margin on sales is recognized immediately for cash sales and for finance leases (long-term or with a purchase option). However, no sale is recognized on a finance lease if the Group has made a buy-back commitment or if the lease is for a period of less than 75% of the vehicle's useful life.

Sales of new passenger or commercial vehicles when the sale contract contains a buy-back clause covering a period of less than 75% of the vehicle's useful life are recorded as operating leases: the difference between the price paid by the customer and the buy-back price is treated as rental income, and spread over the duration of the buy-back clause. The production cost on the new vehicle involved in the original transaction is recorded in inventories for operating leases of less than one year, or as a fixed asset when the operating lease exceeds one year. Second-hand vehicle sales give rise to recognition of sales revenue and the related margin.

Warranty

The estimated or incurred costs relating to product or part warranties not covered by insurance are charged to expenses when the sales are recorded. Renault also offers its customers extended warranty and maintenance contracts, the income and margin on which are recognized over the period covered by the contract.

Sales incentive programs

The cost of these programs is deducted from revenues when the corresponding sales are recorded. If programs are approved after the sale, a provision is established when the decision is made.

The Group undertakes certain promotional campaigns in the form of reduced-interest loans to end-users. This expense is recognized immediately when the rates offered cannot cover refinancing and administration costs.

b) Sales financing

Group sales financing companies mainly finance the sale of passenger vehicles to dealers and end-users. Financing takes the form of standard loans or leasing arrangements, which may be long-term leases or include a purchase option. Unless the Group has a buy-back commitment on leased vehicles, these financing arrangements are treated as loans and posted to the balance sheet at the nominal value of outstanding capital less any provisions. Income on sales financing is calculated so as to give a constant interest rate over the term of the contract.

Commissions payable

Commissions are recognized when financing is granted to customers.

Doubtful receivables

Allowances are established to cover risks of non-recovery of receivables as soon as repayment of a receivable appears to be doubtful. These provisions are established on a case-by-case basis or using a statistical approach.

F. Research and development costs

Research and development costs are defined as expenses for research, development and implementation of production facilities for new products. They are recorded as costs in the year they are incurred.

G. Pensions and other post-retirement benefits

The Group's payments for defined-contribution benefit schemes are recorded as expenses for the relevant year.

For defined-benefit schemes, the Group uses the Projected Unit Credit Method to determine the present value of its obligations. Under this method, benefits are attributed to periods of service according to the plan's benefit formula. However, if an employee's service in later years will earn a materially higher level of benefit than in earlier years, benefits are attributed to periods of service on a straight-line basis.

Post-employment benefit obligations are measured on a basis that reflects future salary increases, retirement age and mortality, and are discounted at an interest rate determined by reference to market yields at the balance sheet date on high quality corporate bonds.

From January 1, 1999, the date at which IAS 19 (revised 1998) came into force, if the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceeds the greater of 10% of the present value of the defined benefit obligations at that date and 10% of the fair value of plan assets at that date, the portion of actuarial gains or losses to be recognized for each defined benefit plan is the excess so determined, divided by the expected average remaining working lives of the employees participating in that plan.

However, when the Group first adopted IAS 19 (revised 1998), the transitional liability for defined benefit plans at January 1, 1999 including actuarial gains and losses arising in previous periods that had not been recognized, was determined by using actuarial assumptions at that date and the latest statistics available on mortality and employee turnover.

The resulting excess of this transitional liability over the previously recorded liability was immediately recognized at January 1, 1999, net of deferred tax, as an adjustment to the opening balance of retained earnings.

H. Termination benefits

The cost of adjusting the workforce is recorded as soon as the Group's commitment has been announced to the employees concerned.

I . Restructuring measures

The estimated cost of restructuring is recognized as soon as a detailed plan is provided and the restructuring is either announced or in progress.

J. Operating income and operating margin

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions or operations, such as restructuring costs. Unusual items, defined as income or expenses of an unusual frequency, nature or amount, are included in results of operating activities.

The operating margin corresponds to the operating income before Other Operating Income and Expenses, which cover:

- Restructuring costs and costs relating to workforce adjustment.
- Gains or losses on disposal of property, plant and equipment or intangible assets (except sales of leased vehicles).
- Income arising from transactions on subsidiaries and equity investments related to operations.
- Amortization of goodwill resulting from acquisition of consolidated companies.
- Unusual items, i.e. income and charges that are exceptional in their frequency, nature or amount.

The operating income does not include net financial income, the share in net income of companies accounted for by the equity method, or extraordinary items if any. Extraordinary items are strictly defined and correspond to income or charges of significant amounts, resulting from events over which the Group has no control.

For the companies that provide financing for the Group's customers (dealers or end-users):

- Income from sales financing is included in revenues,
- The cost of financing sales is considered as an operating expense and included in the operating margin. It mainly comprises interest incurred by sales financing companies, other costs and revenues directly related to administration of this type of refinancing (temporary investments, hedging and management of exchange and interest rate risks), the cost of risks other than those relating to refinancing of receivables, and depreciation and gains or losses on sales of leased assets.

K. Income tax

The Group recognizes deferred taxes, on a non-discounted basis, for all temporary differences between the tax and net book values of assets and liabilities in the consolidated balance sheet. Using the liability method, deferred taxes are calculated using the latest tax rate adopted at year-end applicable to the period when temporary differences are reversed. Deferred tax assets on temporary differences or tax credit or loss carryforwards are not recorded when their future recovery is unlikely.

In cases where the Group has decided not to distribute the retained earnings of consolidated subsidiaries in the foreseeable future, no provision for taxes on dividends is established.

L. Property, plant and equipment

The gross value of property, plant and equipment corresponds to historical acquisition or production cost. Production cost includes design expenses.

Maintenance and repair costs, except those incurred to increase productivity or prolong the life of an asset, are recorded as expenses.

Equipment leased by the Group is recorded as an acquisition when the lease terms are similar to those of a purchase by credit instalments.

Assets under operating lease comprise:

- Passenger vehicles under a lease of less than 36 months from a Group financial company, for which the Group has a repurchase obligation;
- Vehicles having been sold under an agreement including a clause for buy-back by the Group, of a duration over 12 months but less than 36 months for passenger vehicles and 54 months for commercial vehicles (less than 12 months in inventories).

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

	In use prior to 1987	In use since 1987
Buildings	15 to 40 years	15 to 30 years
Specific tools		5 years
Machinery and equipment	5 to 16 years	5 to 10 years
Other tangible assets		4 to 6 years

Accelerated depreciation is recorded when an asset's useful life becomes shorter than the planned period of use.

The recoverable value of assets as defined by IAS 36 is assessed at the level of each Division. For the Automobile Division, the return on assets is measured taking all European countries together, since the industrial plant and the product range throughout Europe form one coherent unit. The return on industrial assets outside Europe is measured for each coherent sub-unit.

M. Securities

Equity securities

Equity investments in non-consolidated companies are carried in the balance sheet at acquisition cost less any provisions. The corresponding dividends are recorded in the year of distribution.

Provisions are established when the value in use of the investments falls below acquisition cost. This value is determined on the basis of profitability prospects, the commercial outlets the investment represents for the Group, and the share in net assets.

Debt securities

Debt securities consist entirely of fixed-rate securities acquired to be held on a long-term basis, usually until maturity. They are hedged by interest rate futures for durable protection against foreign exchange exposure, or by long-term financing to ensure they can be held until maturity.

Discounts and premiums are spread over the remaining life of the security on a straight-line basis. Provisions for amortization are established when the issuer is likely to default.

Marketable securities

Marketable securities are valued at acquisition cost excluding related expenses and accrued interest for bonds, or at market value if this is lower.

N. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost corresponds to acquisition cost or production cost, which includes direct and indirect production expenses and a share of manufacturing overheads based on a normal level of activity. Cost is generally calculated by the FIFO (First In First Out) method. Income on long-term contracts is recognized under the percentage-of-completion method. Provisions are established for probable losses in the year they become known.

O. Cash and cash equivalents

This item consists of cash and marketable securities maturing within three months of the acquisition date.

P. Assignment of receivables

Receivables assigned to third parties (through securitization or discounting) are removed from Group assets when the associated risks and benefits are also transferred to the third parties in question.

Q. Borrowings

Loan expenses and issuance costs

Loan expenses, including issuance costs, and bond redemption premiums are amortized over the corresponding duration.

Renegotiation of loans

Costs involved in renegotiation of loans and similar operations intended to bring interest rates closer to market rates are recorded as financial expenses in the year the negotiation was conducted.

R. Financial instruments

To manage its exchange rate exposure, the Group uses forward foreign currency contracts, currency swaps and, to a lesser extent, options. Forward foreign currency contracts are recognized as hedges insofar they are designated as such. These hedges may cover the net investment of the Group in certain foreign entities, foreign currency receivables or debts, or firm foreign currency commitments. These instruments generally mature within two years. The contracts are treated as off-balance-sheet commitments, with related gains and losses recorded upon completion of the underlying transactions. In the event of early termination of a hedging contract, the gain or loss continues to be deferred and is recorded upon completion of the underlying transaction. Gains and losses on instruments that hedge net investments in foreign entities are recognized, after income tax effect, as an adjustment directly in shareholders' equity.

The Group's general policy with respect to interest rate risk is to manage interest rate exposure on a comprehensive basis using interest rate swaps, forward interest rate contracts and currency swaps.

Interest rate swaps are treated as off-balance-sheet commitments and the resulting interest differentials are recorded as an adjustment to interest expense. In the event of early termination of a rate swap, gains and losses are deferred and modify the interest cost over the remaining term of the underlying debt.

The unrealized capital gains or losses on forward interest rate contracts designated as hedges are used to adjust the interest expense for the duration of the underlying debt. For other contracts, only unrealized losses are recognized in the income statement.

The Group also uses commodity futures to hedge its purchases. Where it is possible for the Group either to settle certain transactions by a payment or to take physical delivery of the commodities concerned, these contracts are not treated as financial instruments.

2 - Change in the scope of consolidation in 2001

The changes in 2001 mainly result from sales of operating subsidiaries.

A - The Renault V.I. / Volvo operation

Description of the transaction

On July 18, 2000, Renault and Volvo signed an agreement to merge their trucks businesses. This agreement was finalized on January 2, 2001 following approval of the operation by the EC and North American authorities.

Under the terms of the final agreement:

- Renault S.A. transferred to AB Volvo 100% of its shares and voting rights in Renault V.I. at January 2, 2001.
- AB Volvo transferred to Renault S.A. 15% of its own shares and voting rights: 10% at January 2, 2001 and the remaining 5% in early February 2001.

In addition, Renault S.A. acquired a further 5% of AB Volvo's shares on the open market.

In 2001, Renault and Volvo began arbitration proceedings concerning the interpretation of the terms for transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault has therefore established a provision by adjusting the capital gain recorded on the transfer.

Renault does not expect the result of these arbitration proceedings to have a significant impact on its financial position.

Consequences for the financial statements

As a result of this operation, the Group has recorded the following:

- A gain on sale (corresponding to 80% of the full amount since Renault holds a 20% stake in Volvo) which, after deduction of the provision referred to above, amounts to €335 million.
- The investment in Volvo, valued at its overall acquisition cost of €1,547 million, which comprises the stock market value at January 2, 2001 of the shares received in the exchange (€1,159 million) plus the cost of acquisition of the further 5% of Volvo shares purchased on the stock exchange (€467 million including related expenses), less dividends received on these shares (€79 million).
- Inclusion under the equity method of Renault's investment in Volvo, including Renault V.I., from January 2, 2001. Provisional negative goodwill was estimated at €243 million (see note 12), based on the Volvo Group's consolidated shareholders' equity under Swedish accounting standards at December 31, 2000, provisionally adjusted to fair value. The final negative goodwill will be recognized as income on a straight-line basis over the average residual depreciation and amortization period for the Volvo Group's property, plant and equipment and intangibles, estimated at 10 years.


Globetrotter XL

Pro forma financial statements

The following tables show the key pro forma data for the Renault Group, including Renault V.I. 100% under the equity method for 2000, for comparison with the 2001 figures.

Consolidated income statements (€ million)

	2000 pro forma	2001
Revenues	34,141	36,351
Operating margin	1,843	473
Operating income	1,518	704

Condensed pro forma consolidated balance sheets (€ million)

	31/12/2000 pro forma	31/12/2001
ASSETS		
Property, plant and equipment and intangible assets	9,551	10,525
Investments in companies accounted for by the equity method	6,107	6,985
Other investments and financial assets	1,029	607
Inventories	5,001	4,832
Deferred tax assets	1,123	1,668
Sales financing receivables	15,513	16,845
Trade receivables	2,918	2,465
Other receivables and prepaid expenses	2,508	1,985
Investment loans and marketable securities	2,701	2,082
Cash and cash equivalents	1,654	2,135
TOTAL CONSOLIDATED ASSETS	**48,105**	**50,129**

SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	9,652	10,051
Minority interests	639	385
Deferred taxes and provisions	2,958	3,450
Interest-bearing borrowings and provisions	23,348	23,491
Trade payables	6,941	7,246
Other liabilities	4,567	5,506
TOTAL CONSOLIDATED LIABILITIES	**48,105**	**50,129**

Statements of cash flows (€ million)

	31/12/2000 pro forma	31/12/2001
Cash flow	3,137	1,688
Other operating cash flows	(1,382)	1,409
Cash flows from operating activities	1,755	3,097
Cash flows from investing activities	(2,970)	(2,090)
Cash flows from financing activities	1,892	(415)
Other (changes in translation adjustments and scope of consolidation)	(34)	(270)
Increase (decrease) in cash and cash equivalents	643	322

B. Sale of CAT

On January 24, 2001, Renault signed a draft agreement with Autologic Holding Plc, TNT and Wallenius Lines (shareholders in the Global Automotive Logistics consortium) for the takeover of CAT France and its subsidiaries by Global Automotive Logistics. Upon finalization of the agreement on July 17, 2001, 100% of the CAT France shares and voting rights owned by Renault S.A. were transferred to Global Automotive Logistics for a total of €467.4 million, of which €430 million were paid cash upon signing the final agreement and €37.4 million were paid in Global Automotive Logistics shares. Once these transactions were completed Renault owned 20% of the capital of Global Automotive Logistics.

Renault has an option to sell its holding in Global Automotive Logistics which can be exercised during a 12-month period beginning July 17, 2002.

C. Nissan

On March 27, 1999, Renault and Nissan signed a global partnership agreement, which led to the following operations on May 28, 1999:

- Renault S.A. acquired a 36.8% share in the capital of Nissan Motor for a total investment of €4,610 million. Nissan Motor has been accounted for by the equity method in the Group financial statements since June 30, 1999. The goodwill of €837 million on this transaction is amortized on a straight-line basis over 20 years beginning July 1, 1999 (see note 11).
- Renault's Finance Division acquired all the shares of Nissan's European finance subsidiaries for €286 million. These subsidiaries have been fully consolidated since June 30, 1999. The goodwill of €47 million is amortized on a straight-line basis over 15 years beginning July 1, 1999.
- Renault S.A. acquired from Nissan Motor a 15.2% stake in Nissan Diesel. This was followed by a capital increase in July 1999, bringing the Renault Group's direct investment up to 22.5%. The transaction was recorded as an investment in an unconsolidated affiliate and, as an industrial and financial plan was yet to be finalized, was totally amortized at December 31, 1999. Accounting for this investment by the equity method would have no impact on Renault's consolidated financial statements.

D - Dacia

Renault acquired 51% of the Romanian automobile manufacturer Dacia in September 1999 for US$50 million. The company has been fully consolidated by the Group since September 30, 1999.

The resulting goodwill of €43 million is amortized on a straight-line basis over 10 years from October 1, 1999.

Renault gradually increased its investment, raising it to 80% in 2000 then 92.7% in 2001 by means of open capital increases. These operations generated further goodwill of €27 million, which is amortized over the same duration.

E. Renault Samsung Motors

On August 31, 2000, through Renault Samsung Motors, the Renault Group acquired 70.1% of the operating assets of Samsung Motors Inc. for a present value of 355 billion won (€359 million at August 31, 2000), of which 201 billion won are repayable in instalments until 2015, the repayment schedule being adjustable according to the date at which the company makes an operating profit. In view of the company's operations in 2001, no adjustment has been made to the original schedule.

The new company has been fully consolidated since August 31, 2000.

F. Benetton Formula Ltd.

Renault acquired 100% of the capital of Benetton Formula Ltd. on March 15, 2000 for US$120 million. This company has been fully consolidated since the acquisition, and the resulting goodwill of €117 million is amortized over 20 years on a straight-line basis.

3 - 2000 revenues applying the 2001 method and structure (€ million)

	Automobile Division	Commercial Vehicles Division[(a)]	Finance Division	Other[(a)]	Total
2000 published revenues	31,486	7,033	1,656	-	40,175
Sale of the Renault V.I. subgroup	366	(6,411)	11		(6,034)
Sale of the CAT subgroup	(125)				(125)
Renault Samsung Motors	186				186
Irisbus Group		(622)		622	-
Other changes in scope of consolidation	72		(6)		66
2000 revenues applying 2001 method and structure	31,985	-	1,661	622	34,268
2001 revenues	**33,841**	**-**	**1,828**	**682**	**36,351**

(a) Until December 31, 2000, the information by Division included data for the Commercial Vehicles Division. This Division essentially comprised the "Commercial Vehicles" businesses of Renault V.I. and its subsidiaries, but also included the "Coach & Bus" activity of Irisbus and its subsidiaries. The finalization of the Renault V.I./Volvo operation on January 2, 2001 (see note 2-A) resulted in deconsolidation of Renault V.I. and consequently the information by Division no longer includes a Commercial Vehicles Division. Irisbus' contribution to the Group's consolidated revenues is now included under the heading "Other".

4 - Sales financing (€ million)

	1999	2000	2001
Revenues			
End-user and dealer financing	780	1,008	1,101
Income on leasing, rental and similar operations	534	584	633
TOTAL	**1,314**	**1,592**	**1,734**
Costs			
Net credit losses	(90)	(91)	(96)
Other sales financing costs	(777)	(962)	(1,069)
TOTAL	**(867)**	**(1,053)**	**(1,165)**

In 1999, the income and expenses on sales financing included the impact of full consolidation of Nissan's European finance subsidiaries from June 30 (€125 million and €76 million respectively).

5 - Other operating income and expenses, net (€ million)

	1999	2000	2001
Gains and losses on sales of operating subsidiaries (note 2)	7	5	632
Restructuring and workforce adjustment costs and provisions	(681)	(210)	(204)
Gains and losses on sale of tangible and intangible fixed assets (except vehicle sales)	(41)	(5)	(24)
Amortization of goodwill on acquisition of consolidated companies	(4)	(16)	(9)
Items of an unusual nature or abnormally high amount	(2)	(93)	(164)
TOTAL	**(721)**	**(319)**	**231**

Gains and losses on sales of operating subsidiaries

In 2001, this included the following:

- A €335 million gain on the sale of the Renault V.I. subgroup as part of the RVI/Volvo operation.
- A €318 million gain on the sale of the CAT subgroup.

Restructuring costs and provisions

Restructuring costs and provisions arise principally from the implementation of restructuring measures in certain activities, and adjustment of workforce levels.

2001

The main items were:

- €53 million of provisions recorded by the Spanish subsidiary FASA for the costs in 2002 of voluntary retirements expected under the terms of an early retirement plan for employees aged 57 and a half or more set up in 2000.
- €41 million of costs and provisions for the implementation of workforce adjustment measures by Renault Argentina.
- €39 million resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" system (see below).

2000

Restructuring costs mainly concerned the following:

- €28 million of costs recorded by the Spanish subsidiary FASA for the purposes of an early retirement plan set up in 2000 for employees aged 57 and a half or more, and €49 million of provisions established by FASA in connection with this plan for retirements expected to occur in 2001.
- €30 million of costs and provisions for the "CASA" early retirement system for employees in the automobile industry introduced by certain French subsidiaries following an agreement reached in 2000 and adjustment of provisions established in 1999.
- €45 million resulting from adjustment to present value of provisions established in 1999 for the "CASA" system.

1999

Under a professional agreement regarding the organization and reduction of working hours, which introduced an early retirement system for employees in the automobile industry ("CASA") (passenger vehicles, light commercial vehicles and heavy goods vehicles), Renault S.A., Renault Véhicules Industriels and certain automobile subsidiaries in the Group signed five-year agreements in 1999 to offer certain categories of employees incentives to take voluntary early retirements at age 57.

The Group accordingly established a provision of €584 million based on the number of people expected to take up the offer. The agreements also provide for early retirement bonuses to be offered to employees who wish to leave at the age of 55 or 56, but the Group had made no actual commitment at December 31, 1999.

Items of an unusual nature or abnormally high amount

In 2001, unusual operating income and expenses included depreciation on the assets of the Argentinian subsidiary.

In 2000 they included a €65 million provision for doubtful receivables, relating to the industrial cooperation agreements with the Daewoo Group.

6 - Remuneration of directors and executives

Compensation paid to the Chairman and Chief Executive Officer, in his capacity as Executive Director, amounted to €1,090,730 in 2001, compared to €1,080,135 in 2000.
Payments in 2001 to directors who are also Renault employees totalled €293,792.

Directors' fees totalled €286,822 in 2001 (€274,980 in 2000). This included €15,245 for the Chairman in 2001 (€15,245 in 2000).

7 - Financial expense

Details of net interest income (expense) are as follows:

	1999	2000	2001
Interest expense	(298)	(368)	(366)
Interest income	299	321	258
Gain on sales of marketable securities	5	2	(1)
TOTAL	6	(45)	(109)

In 2001, Other financial income and expense included:

- the gain of €89 million on the sale of shares in BNP Paribas,
- a provision of €(58) million, based on stock market prices, concerning treasury shares held by Renault for stock option plans awarded to Group managers and executives; these shares are recorded under marketable securities.
- a foreign exchange loss of €(52) million on financial assets and liabilities, resulting from the devaluation of the Argentinian peso.

8 - Current and deferred taxes (€ million)

In application of the French tax regime allowing taxable income to be reported on a consolidated basis, Renault includes the fiscal earnings of most of its French and foreign subsidiaries and affiliates, calculated under this regime, in determination of its taxable income. Under certain conditions, the tax paid by these foreign subsidiaries and affiliates can be deducted from the resulting tax liability.

Renault has received governmental authorization to report taxable income in this way for 2001, 2002 and 2003, including Nissan Group entities. The taxable income under the French system of Nissan Group companies included in the regime relates to varying fiscal years which differ from the accounting periods used for the inclusion of Nissan in the Renault consolidation. In view of these differences in fiscal years and the prospective future profitability of Nissan Group companies, their impact within the consolidated tax reporting system on the current income tax has been totally neutralized at the consolidated current and deferred tax charge calculation.

Moreover, Renault has elected to determine French income taxes under the standard consolidated basis, including French subsidiaries owned more than 95%.

A. The Group's current and deferred taxes were determined as follows (€ million):

	1999	2000	2001
Income taxes currently payable	(805)	(287)	(353)
Deferred tax credits (charges)	229	(328)	436
Change in valuation allowance on deferred tax assets	(44)	(34)	(150)
Net deferred tax credits	185	(362)	286
Current and deferred taxes	(620)	(649)	(67)

The income taxes currently payable mainly originate in foreign subsidiaries for €311 million.

The deferred tax credits mainly arise from:

- the increase in 2001 in non-deductible provisions recorded by Renault S.A. and Renault Argentina;
- the tax credits from certain Nissan subsidiaries, which were neutralized by establishment of a provision.

The valuation allowance on deferred tax assets is determined on the basis of the probability of their recovery over time, and the characteristics of the consolidated tax reporting system. In 2001, it mainly includes a provision covering the tax credit referred to above.

After reimbursement of advance installments paid by Renault S.A. in 2000, current taxes paid for the Group during 2001 totalled €67 million.

B. The table below shows the reconciliation between the French corporate income tax rate and the Group's effective tax rate:

In %	1999	2000	2001
Tax rate under consolidated reporting regime	33.3	33.3	33.3
Net effect of temporary increase in France	6.7	4.4	3.1
Impact of operations subject to reduced rate	(0.2)	(1.9)	(37.5)
Geographical effect	(2.0)	(1.4)	0.7
Revaluation of deferred taxes	(3.0)	3.4	0.4
Other impacts	3.2	(0.1)	(13)
Tax rate before provisions	38.0	37.7	(13)
Net provisions for deferred tax assets	2.9	2.1	23.4
Tax rate after provisions	40.9	39.8	10.4
Impact of companies included by the equity method	12.5	(2.1)	(3.8)
Overall effective tax rate	53.4	37.7	6.6

The breakdown of the effective tax rate is made by reference to the rate applied to taxable income determined on a consolidated basis, currently 33.3%.

Due to the disposals of shares in Renault V.I., CAT France and BNP Paribas, Renault used €720 million of tax loss carryforwards during 2001.

At 31 Decembre 2001, the group has historical capital losses totalling €547 million that can be carried forward and attributed to future capital gains at a lower tax rate up to and including 2010.

C. The following table shows a breakdown of deferred taxes by type of temporary difference (€ million):

	1999	2000	2001
Fixed assets	(272)	(222)	(194)
Provisions and other accrued expenses deductible on payment	1,344	1,226	943
Other	472	215	512
Valuation allowance	(62)	(94)	(288)
Net deferred tax assets	1,482	1,125	973

D. The total difference between the Group companies' share in shareholders' equity and the fiscal value of equity investments at December 31, 2001 is €2,392 million.



9 - Earnings per share

Renault's basic earnings per share is calculated by dividing the net income by the weighted average number of ordinary shares in circulation during the year.

In compliance with French accounting regulations, in determining earnings per share, shares held by Renault under stock option plans awarded to executives and managers are considered to be in circulation.

Basing the calculation on the 2001 net income of €1,051 million, earnings per share under IAS 33 (Earnings per share) would be €4.52 per share basic earnings (+3.2%) and €4.50 per share diluted earnings (+2.7%).

10 - Property, plant and equipment (€ million)

	1999	2000	2001
Land	325	416	344
Buildings	3,986	4,413	4,059
Specific tools	4,845	5,267	5,011
Machinery and equipment	9,443	9,976	9,452
Vehicles leased to customers	1,387	1,547	282
Other tangibles	1,821	1,949	1,625
Construction in progress	1,035	1,285	1,694
Gross value	**22,842**	**24,853**	**22,467**
Land and buildings	(1,957)	(2,112)	(1,861)
Specific tools	(3,420)	(3,740)	(3,521)
Machinery and equipment	(5,935)	(6,169)	(5,709)
Vehicles leased to customers	(494)	(533)	(77)
Other tangibles	(1,193)	(1,298)	(1,077)
Depreciation and write-downs	**(12,999)**	**(13,852)**	**(12,245)**
Net value	**9,843**	**11,001**	**10,222**

Change in property, plant and equipment was as follows (€ million):

	Gross Value	Depreciation & write-downs	Net value
Value at December 31, 1998	**21,329**	**(12,279)**	**9,050**
Acquisitions/(depreciation)	2,404	(1,809)	595
(Disposals)/reversals	(643)	892	250
Translation adjustment	159	(110)	49
Change in scope of consolidation	(407)	307	(101)
Value at December 31, 1999	**22,842**	**(12,999)**	**9,843**
Acquisitions/(depreciation)	2,945	(1,864)	1,081
(Disposals)/reversals	(1,580)	1,176	(404)
Translation adjustment	158	(103)	55
Change in scope of consolidation	488	(62)	426
Value at December 31, 2000	**24,853**	**(13,852)**	**11,001**
Acquisitions/(depreciation)	3,393	(1,757)	1,636
(Disposals)/reversals	(1,566)	1,121	(445)
Translation adjustment	(445)	303	(142)
Change in scope of consolidation and other change	(3,768)	1,940	(1,828)
Value at December 31, 2001	**22,467**	**(12,245)**	**10,222**

The increase in the gross value of assets leased to customers between December 31, 1998 and December 31, 1999 includes €185 million for passenger vehicles leased by the Finance Division, and €708 million for commercial vehicles sold with a buy-back commitment.

"Change in scope of consolidation" reflects the following:

- In 2001, €(1,761) million as a result of the deconsolidation of the Renault V.I. Group (€(3,590) million gross value, €(1,829) million in amortization).
- In 2000, €306 million as a result of the full consolidation of Renault Samsung Motors (see note 2-E).

11 - Investment in Nissan Motor accounted for by the equity method

On March 27, 1999, Renault and Nissan signed a global partnership agreement. As a result of this agreement, on May 28, 1999 Renault S.A. acquired a 36.8% share in the capital of Nissan Motor, by subscribing to an increase in its registered capital (reserved for Renault) for a total investment of €4,610 million. Nissan Motor has been accounted for by the equity method in the Group financial statements since June 30, 1999.

The investment in Nissan Motor is partially hedged for foreign exchange risks (see paragraph D below).

Renault is also in possession of stock purchase warrants entitling the company to subscribe to a reserved capital increase at a price of 400 yen per share, in order to raise its equity investment to 44.4%. These warrants are due to be exercised as part of the plan to accelerate development of the binational Group, announced by Renault and Nissan Motor on October 31, 2001 (see note 30). Nissan would continue to be included under the equity method in Renault's consolidated financial statements, based on the new level of 44.4%, after neutralization of the effect of Nissan's investment in Renault.

Change in the value of this investment in Nissan Motor was as follows:

	Goodwill on acquisition			Share of net assets	Total
	Gross Value	Amortization	Net		
At December 31, 2000	837	(63)	774	4,381	5,155
2001 net income	-	(42)	(42)	539	497
Dividend paid	-	-	-	(99)	(99)
Translation adjustment and other	-	-	-	(266)	(266)
At 31 December 2001	**837**	**(105)**	**732**	**4,555**	**5,287**

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31 and half-yearly at September 30. Consequently, the Renault Group consolidated financial statements use the equity method to include the consolidated financial statements of Nissan Motor for the period October 1, 2000 - September 30, 2001, after adjustments for the purposes of the Renault consolidation.

A - Goodwill on acquisition

Goodwill on the acquisition of the investment in Nissan Motor is amortized on a straight-line basis over 20 years from June 30, 1999.

B - Nissan Motor consolidated financial statements (Japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements, prepared in accordance with generally accepted Japanese accounting principles, are summarized below (in billions of yen):

Income statement (key figures)	2nd half-year 2000 Oct 1, 2000 - Mar 31, 2001	1st half-year 2001 Apr 1, 2001 - Sept 30, 2001	Total
Revenues	3,071	2,978	6,049
Operating income	156	189	345
Current income	152	160	312
Exceptional items	(35)	5	(30)
Net income	159	230	389

Net income	Sept 30, 2000	Sept 30, 2001
Summarized balance sheets	2,767	2,759
Other fixed assets	720	663
Other assets	2,296	2,764
Cash and cash equivalents	231	182
Total assets	6,014	6,368

Net income	Sept 30, 2000	Sept 30, 2001
Shareholders' equity	762	1,159
Minority interests	81	76
Long-term financial liabilities	1,459	1,525
Other long-term liabilities	916	841
Short-term financial liabilities	1,249	1,284
Other liabilities	1,547	1,483
Total shareholders' equity and liabilities	6,014	6,368

C - Changes in restated shareholders' equity (in billions of Yen)

	Sept 30, 2000	Net income (loss)	Other changes	Sept 30, 2001
Shareholders' equity under Japanese GAAP	762	389	8	1,159
Restatements for Renault Group requirements:				
- Restatements of fixed assets:	893	(49)[(a)]	(1)	843
- Pension liabilities	(356)	31[(b)]	-	(325)
- Other restatements	(129)	(217)[(c)]	49	(297)
Total restatements	408	(235)	48	221
Net assets restated for Renault Group requirements	1,170	154	56	1,380
Renault's share of net assets (36,8%)				
- In billions of yens	431	57	21	509
- In € million	4,381	539	(365)	4,555

At the date of acquisition, Nissan Motor's identifiable assets and liabilities, principally fixed assets and marketable securities, were restated at fair value, as opposed to the historical values recorded in the Nissan Group's consolidated financial statements under Japanese GAAP. As a result of this restatement:
- income on sales by Nissan of fixed assets and marketable securities has been adjusted to take account of this difference.
- marketable securities have been depreciated in accordance with the fair value.
- at the time of the acquisition, these restatements to fair value generated a deferred tax liability; consequently, the provision for deferred tax assets recorded by Nissan was reduced.

The main restatements affecting the net income for the year are as follows:
(a) Including adjustment of the income on sales by Nissan of fixed assets and marketable securities: (33) billion Yen.
(b) The additional liability recognized by Renault in the opening balance sheet is spread over 15 years in the Nissan financial statements. The adjustment for the year neutralizes the expense for the year recorded by Nissan.
(c) Other restatements affecting the net income for the year mostly concern the following:
- (166) billion Yen for partial neutralization of reversal of the provision on deferred tax assets recorded by Nissan, since the Japanese provisions are higher than those established under Renault's accounting principles.
- (33) billion Yen for depreciation on marketable securities.
- (18) billion Yen for adjustment of income on sales of marketable securities.

In Euros, "Other changes" include €(266) million for the change in translation adjustment, chiefly resulting from the fall in the value of the yen against the Euro, and €(99) million for the dividend paid by Nissan to Renault.

D. Hedging of the investment in Nissan Motor

The following operations were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen:

- On July 21, 1999 Renault S.A. undertook an initial partial hedge by issuing 7-year bonds totalling €500 million. A foreign currency swap was undertaken to convert this issue into yen.
- On June 1, 2000, Renault concluded a forward sale of 150 billion yen, with an initial completion date of December 15, 2000, renewed at that date until December 15, 2001 for an identical amount. The Group intends to renew this contract until December 2003, and also entered into an interest rate swap on December 15, 2000, with a nominal value of 150 billion yen and a term of three years.
- On September 27, 2001, Renault undertook an issue of 5-year bonds with total nominal value of 50 billion yen.

E. Renault - Nissan Motor Cooperation

The Renault and Nissan Motor Groups have introduced joint strategies for vehicle and part development, purchasing, and production and distribution resources. This cooperation has not yet generated any significant financial exchanges between the two groups.

12 - Investment in Volvo accounted for by the equity method

Details are as follows (€ million):

	Provisional goodwill, net	Share in net assets	Total
January 1, 2001	(243)	1,790	1,547
2001 net income	24	(50)	(26)
Translation adjustment		(52)	(52)
December 31, 2001	**(219)**	**1,688**	**1,469**

The provisional negative goodwill of €243 million recorded on the investment in Volvo is to be amortized recognized as income on a straight-line basis from January 2, 2001, over the average residual period for Volvo's tangible and intangible fixed assets, which is 10 years.

This goodwill was determined as follows (in € million):

Cost of the acquisition see (note 2-A) :	**1,547**
Share in net assets restated for Renault Group requirements :	**(1,790)**
Provisional goodwill (gross):	**(243)**

Taking into account the treasury shares held by Volvo, the level of Renault's investment in Volvo was 21.05% in 2001.

13 - Other investments accounted for by the equity method

At December 31, 2001, the principal other investments accounted for by the equity method were Teksid and Mais, standing at €143 million and €69 million respectively.

For 2001, Renault's share in the net income of other investments accounted for by the equity method includes Mais for €(58) million and Teksid for €(39) million.

14 - Financial assets

Other investments in subsidiaries and affiliates comprise the following (€ million):

	1999	2000	2001
Investments in majority-owned subsidiaries	154	233	221
Investments of between 20% and 40%	38	49	88
Investments of under 20%	104	553	35
Gross value	296	835	344
Provisions	(120)	(113)	(121)
Net value	176	722	223
Other financial assets	344	388	384
TOTAL	520	1,110	607

The net value of investments in majority-owned subsidiaries was €145 million in 2001, €160 million in 2000 and €77 million in 1999.

The main changes between December 31, 2000 and December 31, 2001 were the following:

- Inclusion by the equity method from January 2, 2001 of the AB Volvo shares acquired by Renault in 2000 which had a net book value of €446 million.
- The sale of Renault's investment in BNP Paribas, which had a net book value of €65 million,
- The acquisition of Global Automotive Logistics shares as part of the transfer of the CAT Group (see note 2-B). This transaction generated an increase of €37.4 million in this item.

15 - Sales financing receivables (€ million)

	1999	2000	2001
Financing for dealers (note 17)	3,025	3,129	3,739
Financing for end-users	8,752	8,859	8,960
Leasing and similar operations	3,847	4,067	4,693
Gross value	15,624	16,055	17,392
Provisions	(514)	(542)	(547)
Net value	15,110	15,513	16,845

The change in consolidation method for RFS at December 31, 2001 (from full consolidation to proportional consolidation) generated a €714 million decrease in sale financing receivables (note 31).

The breakdown of sales financing receivables by geographic area is as follows (€ million):

	1999	2000	2001
France	4,246	4,440	5,125
Other European countries	10,697	10,769	11,508
Other countries	167	304	212
TOTAL	15,110	15,513	16,845

These receivables mature as follows (€ million):

	1999	2000	2001
Within one year	7,365	7,823	9,080
Between one and five years	7,691	7,625	7,659
Over five years	54	65	106
TOTAL	**15,110**	**15,513**	**16,845**

16 - Inventories

Details of inventories are as follows (€ million):

	1999	2000	2001
Gross value	5,162	6,382	5,186
Provisions	(292)	(386)	(354)
Net value of inventories	**4,870**	**5,996**	**4,832**

The net value of inventories is stated below (€ million):

	1999	2000	2001
Raw materials and supplies	921	1,263	904
Work-in-progress	562	685	412
Finished goods - automobile	2,545	3,102	3,281
Finished goods - commercial vehicles	616	758	60
Other finished products	215	172	150
Long-term contracts	11	16	25
TOTAL	**4,870**	**5,996**	**4,832**

The sale of the Renault V.I. Group on January 2, 2001 (see note 2-A) resulted in a €994 million decrease in inventories.

17 - Trade receivables

The breakdown of trade receivables is as follows (€ million):

	1999	2000	2001
Trade receivables, gross	3,670	3,956	2,640
Provisions	(152)	(157)	(175)
Net value	**3,518**	**3,799**	**2,465**

The sale of the Renault V.I. Group on January 2, 2001 (note 2-A) resulted in an €881 million decrease in trade receivables.

At December 31, 2001 trade receivables assigned to external banks totalled €323 million.

This item does not include accounts receivable from dealers, in France and several other European countries, when they are assigned to the Group's financial subsidiaries and the risk of non-recovery is transferred to those subsidiaries. In such cases, they are recorded under sales financing receivables (note 15). If the risk is not transferred, these items remain in trade receivables even though, from a legal point of view, the receivable itself has been assigned.

18 - Other receivables and prepaid expenses (€ million)

	1999	2000	2001
Bond issuance costs and redemption premiums	24	25	21
Prepaid expenses	400	559	394
Tax receivables	850	1,149	758
Other receivables	765	992	812
TOTAL	2,039	2,725	1,985

The sale of the Renault V.I. Group on January 2, 2001 (see note 2-A) resulted in a €218 million decrease in this item.

19 - Loans and marketable securities (€ million)

	1999	2000	2001
Investment loans	2,204	2,019	1,692
Marketable securities	310	214	108
Renault treasury shares	164	252	282
TOTAL	2,678	2,485	2,082

Investment loans essentially consist of interbank loans between the financial companies and correspond principally to the investment of cash surpluses from industrial and commercial activities.

Details are shown below (€ million):

	1999	2000	2001
Maturity over one year	197	209	179
Maturity within one year	2,007	1,810	1,513
TOTAL	2,204	2,019	1,692

Marketable securities reclassified as cash equivalents amounted to €119 million for 2001, €176 million for 2000, and €75 million for 1999.

Renault S.A.'s treasury shares (8,578,387 shares at December 31, 2001) are held for the purposes of the stock option plans awarded to Group executives and managers (see note 20). In 2001, share price developments made it necessary to establish a provision (€65 million at the year-end), based on the acquisition price, option exercise price and stock market price.

Share capital

At its meeting on October 23, 2001, the Board of Directors decided to proceed to a capital increase reserved for employees, in compliance with the terms of the eighteenth resolution approved at the General Shareholders' Meeting of May 10, 2001. As a result of this capital increase, 2,398 thousand new shares with total par value of €9 million were put into circulation.

The total number of ordinary shares issued and fully paid-up at December 31, 2001 is 242,196 thousand (239,798 thousand in 2000 and 1999). Par value is €3.81 per share (unchanged from 2000 and 1999).

At December 31, 2001, the French state held 106,037,141 shares and therefore 43.78% of voting rights.

In accordance with decisions approved at the General Shareholders' Meetings of May 10, 2001, June 10, 1999, and June 11, 1998, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans.

In compliance with French accounting rules, these shares are recorded under Marketable Securities at a gross value of €347 million at December 31, 2001, €252 million at December 31, 2000 and €164 million at December 31, 1999. Under IASB standards, these shares would be recorded as a charge against shareholders' equity and deducted from the number of shares in circulation for the determination of basic earnings per share (see note 9).

Distributions

At the Annual General Shareholders' Meeting of May 10, 2001, it was decided to distribute €219.3 million in dividends (€0.91 per share), compared to €183 million or €0.76 per share in both 2000 and 1999.

Translation adjustment

Translation adjustments relating to the Euro zone and included in shareholders' equity amount to €(343) million at December 31, 2001.

After adjustment for the impact of partial hedging of the investment in Nissan, the conversion of Nissan's financial statements contributed as follows to the change in translation adjustments (€ million):

	1999	2000	2001
Impact of the translation of Nissan's financial statements	323	820	266
Impact, net of tax, of hedging operations	(34)	(13)	(110)
TOTAL	**289**	**807**	**(156)**

The balance sheet at December 31, 2001 for the Argentinian subsidiaries was translated at the devalued exchange rate (1US$ = 1.60 pesos, the average of the first three days' market exchange rates for 2002). The resulting translation adjustment is €(256) million.

Stock option plans

Since 1996, the Board of Directors has periodically awarded stock options to Group executives and managers, with prices and exercise periods specific to each plan.

The changes in the number of stock options held by personnel are as follows (€ million):

	1999	2000	2001
Options outstanding at January 1	2,912,500	4,979,450	6,788,480
Options awarded	2,125,900	1,889,300	1,861,600
Options exercised	(31,650)	(48,570)	(36,350)
Options expired	(27,300)	(31,700)	(101,700)
Options outstanding at December 31	**4,979,450**	**6,788,480**	**8,512,030**

Stock options have been awarded as follows during the past three years (€ million):

	1999		2000	2001
Exercise period	March 17, 2004 March 15, 2009	October 20, 2004 October 18, 2009	September 8, 2005 September 6, 2010 and October 25, 2005 October 23, 2010	December 19, 2006 December 17, 2011
Exercise price per share (in €)	40.82	50.94	49.27	48.97
Number of shares	300,000	1,825,900	1,889,300	1,861,600

The exercise price per share corresponds to the average value of the opening prices for Renault shares over the twenty stock exchange trading sessions preceding the Board meeting at which it was decided to award the options.

Options yet to be exercised at December 31, 2001 are as follows:

Date awarded	Exercise price (in €)	Oustanding options 2001	Exercise period
October 22, 1996	17.57	311,880	October 22, 1999 October 22, 2006
October 28, 1997	24.89	539,550	October 29, 2002 October 27, 2007
October 27, 1998	32.13	1,858,500	October 28, 2003 October 26, 2008
March 16, 1999	40.82	300,000	March 17, 2004 March 15, 2009
Octobre 10, 1999	50.94	1,787,900	October 20, 2004 October 18, 2009
September 7, 2000	49.27	1,826,600	September 8, 2005 September 6, 2010
October 24, 2000		26,000	October 25, 2005 October 23, 2010
December 18, 2001	48.97	1,861,600	December 19, 2006 December 17, 2011
TOTAL		8,512,030	

21 - Minority interests

The decrease in minority interests in 2001 of €(256) million is largely due to the fall in the value, expressed in Euros, of Renault Argentina's shareholders' equity following the devaluation of the peso.

22 - Pensions and other post-retirement benefit obligations

These benefits are covered either by contributions to defined-contribution plans or by defined-benefit plans.

a) Defined-contribution plans

The Group makes earnings-related payments, in accordance with local custom, to the national organizations responsible for paying old-age and similar financial benefits. At present, there is no actuarial liability concerning these pension arrangements.

b) Defined-benefit plans

Provisions are established for this type of plan, concerning:

- Retirement bonuses, including payments upon retirement and supplementary pensions, but also other long-term benefits, chiefly long-service awards and flexible holiday entitlements;
- Healthcare expense coverage.

(€ million)	French companies	Foreign companies	Total
2001			
Provision for pension and similar commitments	589	142	**731**
TOTAL	**589**	**142**	**731**
2000			
Provision for pension and similar commitments	616	140	**756**
Provision for healthcare expenses		572	**572**
TOTAL	**616**	**712**	**1,328**
1999			
Provision for pension and similar commitments	593	126	**719**
Provision for healthcare expenses		533	**533**
TOTAL	**593**	**659**	**1,252**

The change in the provision for pension and similar commitments reflects the impact of deconsolidation of Renault V.I. and CAT Group companies, following the disposals of these groups (see note 2-A and 2-B) (€(638) million and €(7) million respectively).

The provision for healthcare expenses and employee life insurance solely concerned Mack Trucks Inc, a subsidiary of Renault V.I., which was sold on January 2, 2001 as part of the Renault/Volvo agreement (see note 2-A).

Defined benefit systems are sometimes covered by funds. These plans are subject to regular actuarial valuation by independent actuaries. The value of fund assets, if any, is deducted from the corresponding liability.

The reconciliation of the actuarial value of the commitment and the provision for pension and similar obligations (excluding healthcare expenses) is as follows (€ million):

	Jan 1, 1999	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001
Actuarial value of commitments	1,637	1,579	1,718	731
Unrecorded actuarial gains/(losses)	0	45	(45)	(8)
Cost of unrecorded vested benefits	0	0	28	24
Fund assets recorded in balance sheet liabilities	(621)	(905)	(945)	(16)
Net provision for pension and similar commitments in balance sheet	1,016	719	756	731

Details of the variation in the provision for pension and similar commitments are provided below (€ million):

	1999	2000	2001
Balance at January 1	1,016	719	756
Net expense for the year	77	65	82
Contributions paid and fund asset contributions	(155)	(81)	(22)
Reversal of provisions related to the "CASA" plan	(211)	(18)	
Other	(8)	(71)	(85)
Balance at December 31	719	756	731

In 2001, "Other" changes in the provision include the impact of deconsolidation of Renault V.I. and CAT Group companies, following the disposals of these groups (see note 2-A and 2-B) (€(66) million and €(7) million respectively), and translation adjustments of €(10) million.

In 2000 and 1999, €18 million and €211 million respectively of provisions for retirement bonuses were reversed during the year following the adoption by Renault S.A. and certain French subsidiaries of the CASA plan to offer early retirement for automobile industry employees.

(€ million)	1999	2000	2001
Vested benefits	52	69	50
Discount effect	95	97	33
Expected return on fund assets	(70)	(101)	(1)
Net expenses for the year	77	65	82

For the French companies, the main actuarial assumptions used are the following:

	French companies
Retirement age	60
Salary increase	3%
Discount rate	5.5%

23 - Other provisions for risks and liabilities

These provisions are as follows (€ million):

	Over one year	Under one year	Total
2001			
Provisions for restructuring and workforce adjustment costs	631	199	830
Provisions for warranty costs	159	344	503
Other	284	407	691
TOTAL	**1,074**	**950**	**2,024**
2000			
Provisions for restructuring and workforce adjustment costs	810	243	1,053
Provisions for warranty costs		626	626
Other	440	383	823
TOTAL	**1,250**	**1,252**	**2,502**
1999			
Provisions for restructuring and workforce adjustment costs	849	229	1,078
Provisions for warranty costs		783	783
Other	471	313	784
TOTAL	**1,320**	**1,325**	**2,645**

Details of changes in this item in 2001 are provided below (€ million):

	Restructuring provisions	Warranty provisions	Other	Total
At January 1, 2001	1,053	626	823	**2,502**
Increases	172	457	318	**947**
Reversals of provisions for application	(152)	(369)	(221)	**(742)**
Reversals of provisions no longer required	(6)	(2)	(55)	**(63)**
Changes in scope of consolidation[(a)]	(208)	(206)	(166)	**(580)**
Other changes[(b)]	(29)	(3)	(8)	**(40)**
At December 31, 2001	**830**	**503**	**691**	**2,024**

(a) Changes in the scope of consolidation mainly concern the impact of deconsolidation of the Renault V.I. Group and the CAT Group (see notes 2-A and 2-B).
(b) Other changes mainly comprise translation adjustments.

In 1999, Renault S.A. and certain French subsidiaries had established provisions of €795 million following the adoption of the "CASA" plan offering early retirement to employees in the automobile industry. Details of this plan and its impact on the financial consolidated statements at December 31, 1999 are provided in Note 5.

A. Interest-bearing borrowings are as follows (€ million):

	1999	2000	2001
Redeemable shares	346	336	341
Bonds	3,999	5,441	5,502
Other debts represented by a certificate	1,049	1,028	723
Borrowings from credit institutions	1,458	1,661	1,832
Other financial debt	78	189	223
Long-term financial debt, due after one year	6,930	8,655	8,621
Short-term portion of long-term financial debt	1,810	1,015	2,238
Total long-term debt	8,740	9,670	10,859
Originally short-term financial debt	11,604	13,627	12,632
TOTAL	20,344	23,297	23,491

In 2001, the change in interest-bearing borrowings includes the €(50) million impact of deconsolidation of the Renault V.I. Group from January 2, 2001 (see note 2-A), and the €(737) million impact of the change in consolidation method applicable to Renault Financial Services (from full consolidation to proportionate consolidation) (see note 21).

The increase in interest-bearing borrowings in 2000 (mainly in long-term debts) reflects the €172 million impact of the consolidation of Renault Samsung Motors.

B. Redeemable shares are as follows (€ million):

	1999	2000	2001
Renault S.A. 1983 issue	153	153	156
Renault S.A. 1984 issue	165	165	168
Diac 1985 issue	28	18	17
TOTAL	346	336	341

The variation in Renault S.A. redeemable shares (€6 million) is due to the inclusion of accrued interest which was previously classified as Other debts.

These shares, issued in October 1983 and April 1984 by Renault S.A., can be redeemed with a premium on the sole initiative of Renault from 1998. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical structure and methods.
The 2001 return on redeemable shares, amounting to €33.7 million (€36.7 million in 2000 and €36 million in 1999), is included in financial expenses. They are listed on the Paris Stock Exchange, and in 2001 traded at between €320 and €292 (ex dividend) for a par value of €153.

The return on Diac redeemable shares issued in 1985 comprises a fixed portion equal to the Annual Monetary Rate, and a variable portion calculated by multiplying an amount equal to 40% of the Annual Monetary Rate by the rate of increase in net consolidated profit of the Diac sub-group compared to the prior year. Diac has redeemed shares as follows:

- *In 2001, 9,950 shares for a total value of €1.5 million.*
- In 2000, 58,335 shares for a total value of €10 million.
- In 1999, 49,911 shares for a total value of €7 million.

C. Bond issues, after the effect of derivative financial instruments, are as follows (€ million):

	1999	2000	2001
Renault S.A.			
2001 issue at 1.29%			433
2000 issue at 6.375%		500	500
1999 issue at 1.795%	606	582	539
1998 issue at 3-month Pibor	76	76	76
1996 issue at 5.80%	305	305	305
1994 issue at 6.25%	305	305	305
1993 issue at 7.25%	229	229	229
1993 issue at 7.5%	229	229	229
1992 issue at 4.5%	301	301	
1986 issue at 6.05%	15	15	
TOTAL	**2,066**	**2,542**	**2,616**

Other bonds issued by industrial and commercial subsidiaries

Renault Crédit International			
2001 issue at 3-month Euribor + 0.25%			300
2001 issue at EONIA + 0.28%			400
2001 issue at 3-month Euribor + 0.25%			250
2001 issue at 3-month Euribor + 0.25%			300
2000 issue at 3-month Euribor + 0.25%		200	200
2000 issue at 3-month Euribor + 0.25%		500	500
2000 issue at 3-month Euribor + 0.25%		250	250
1999 issue at 3-month Euribor + 0.25%	500	500	500
1999 issue at 3-month Euribor + 0.1875%	200	200	200
1999 issue at 3-month Euribor + 0.125%	350	350	350
1998 issue at 3-month Libor	153	153	153
1997 issue at 3-month Libor	153		
1997 issue at 3-month Pibor	305		
1997 issue at 6,30%	213	213	213
1996 issue at 6,60%	305	305	305
1995 single-coupon issue	212	228	244
1993 issue at 7.5% (April)	152		
1993 issue at 7.5% (November)	152		
Other bonds	50		
TOTAL	**2,745**	**2,899**	**4,165**
Accrued interest	108	103	103
TOTAL	**4,919**	**5,544**	**6,884**

D. Long-term debts, excluding redeemable shares, mature as follows (€ million):

	1999	2000	2001
Within one year	1,810	1,015	2,238
Between 1 and 2 years	1,087	2,533	2,258
Between 2 and 3 years	1,912	1,547	1,866
Between 3 and 4 years	1,027	992	1,363
Between 4 and 5 years	653	1,378	1,770
Over 5 years	1,905	1,869	1,023
TOTAL	**8,394**	**9,334**	**10,518**

Short-term drawings on credit lines with maturities of more than one year amount to €5 million at December 31, 2001.

E. The breakdown by currency of interest-bearing borrowings excluding redeemable shares is as follows (€ million):

	1999(b)	2000(a)	2001(a)
Euro zone currencies	17,092	20,018	18,832
Non Euro zone EU currencies	1,317	1,135	651
Other currencies	1,589	1,808	3,667
TOTAL	**19,998**	**22,961**	**23,150**

(a) Including effect of derivative financial instruments.
(b) Excluding effect of derivative financial instruments.

F. At December 31, 2001 and 2000, taking into account the effect of derivative financial instruments, long-term borrowings amounted to €4,847 million and €3,475 million respectively for fixed-rate, and €5,672 million and €5,859 million for floating-rate. Before giving effect to derivative financial instruments, at December 31, 1999 long-term fixed-rate borrowings amounted to €4,165 million and floating-rate borrowings (usually based on LIBOR) were €4,230 million.

G. Average weighted interest rates on short-term financial debt are as follows:

	1999(b)	2000(a)	2001(a)
Originally short-term financial debts	3.58%	5.27%	3.75%
Current portion of long-tem financial debt	4.35%	4.72%	4.15%
Total financial debt due in less than one year	**3.68%**	**5.23%**	**3.81%**

(a) Including effect of derivative financial instruments.
(b) Excluding effect of derivative financial instruments.

In 2001, the amounts of interest paid in connection with the Group's industrial and commercial activities were €(346) million.

H. Credit lines

At December 31, 2001 the Renault Group's open credit lines with banks amounted to the equivalent of €11,090 million in various currencies, with maturities extending to 2006 (the short-term portion amounting to €3,025 million). This compares with €9,306 million and €1,659 million at December 31, 2000.

A total of €2,919 million of these credit lines was in use at December 31, 2000, compared to €2,001 million at December 31, 2000.

25 - Other liabilities and deferred income

	1999	2000	2001
Tax liabilities	786	796	866
Payroll	1,106	1,261	1,095
Other	3,375	3,530	2,708
Deferred income	474	573	837
TOTAL	**5,741**	**6,160**	**5,506**

The disposal of the Renault V.I. Group at January 2, 2001 as part of the Renault/ AB Volvo agreement (see note 2-A) and the sale of the CAT Group in July 2001 (see note 2-B) led to decreases in Other liabilities and deferred income of €(1,592) million and €(38) million respectively.

26 - Net financial indebtedness (excluding sales financing - € million):

	1999	2000	2001
Redeemable shares	318	318	324
Bonds	2,100	2,582	2,646
Other interest-bearing borrowings	3,050	4,886	4,956
Investment loans	(1,773)	(1,535)	(2,037)
Treasury shares	(164)	(252)	(282)
Other marketable securities	(249)	(210)	(103)
Cash and cash equivalents	(582)	(996)	(1,577)
Net financial indebtedness	**2,700**	**4,793**	**3,927**

The sales financing activity is considered as an operating activity for the Group. As a result, refinancing undertaken in connection with sales financing, comprising interest-bearing borrowings less cash and financial assets, is not taken into account for the net financial indebtedness (note 1-B).

In its industrial, commercial and sales financing activities, the Renault Group is exposed to various financial risks, such as currency risk, interest rate risk, counterparty risk and liquidity risk. The Group has devised on a central basis a set of specific policies and limits for handling these exposures, and the RCI Banque's risks are managed using a system that is subject to monitoring by the French banking commission.

Liquidity risks are managed by Renault S.A. for the industrial and commercial activities, and by RCI Banque for sales financing. The Group is diversifying its refinancing operations, by trading on international bond markets and issuing short and medium term debt instruments.

A. Management of exchange and interest rate risk

The corresponding commitments, expressed in terms of notional amount where appropriate, are shown below (€ million):

	1999	2000	2001
Foreign exchange risk:			
Currency swaps			
Purchases	840	1,192	1,346
Sales	846	1,224	1,445
Other forward exchange contracts and options			
Purchases	12,087	13,936	15,471
Sales	11,967	13,969	15,512
Interest rate risks:			
Interest rate swaps	25,941	29,532	42,566
FRAs			
Purchases	4,264	369	520
Sales	4,237	197	520
Other interest rate hedging instruments			
Purchases	1,197	557	4,369
Sales	1,389	633	4,359

Foreign exchange risks are largely concentrated in the industrial and commercial activities. Foreign exchange cash flows are managed on a centralized basis by Renault S.A. (to the extent possible in view of legal restrictions on certain currencies), and after netting, they are hedged on financial markets through the intermediary of Renault Finance. The foreign exchange exposure of the Finance Division companies is limited, and is monitored on a daily basis.

In managing interest rate risks, the Group uses derivative financial instruments, principally to hedge the RCI Group's sales financing receivables and certain bond issues by Renault S.A. and RCI. Renault never acts as market maker in such instruments. The Finance Division companies use daily sensitivity indicators in monitoring interest rate risks.

B. Counterparty risk

The counterparty risk is managed by attributing limits to each counterparty, calculated using an internal assessment system. Renault S.A. establishes and regularly updates these limits for the whole Group. For its trading operations, the Group deals only with leading French and other financial institutions. Sub-limits, broken down by type of risk, contract term etc, are attributed to each Group entity exposed to this type of risk. As a result of this policy, the Group considers that it is not exposed to any notable concentration of credit risk.

C. Market value of financial instruments

The carrying amounts on the balance sheet and the estimated market values of the Group's financial instruments are broken down as follows (€ million):

	1999		2000		2001	
	Book value	Market value	Book value	Market value	Book value	Market value
Assets						
Other listed securities	69	161	514	543	-	-
Other unlisted securities[a]	107	ND	208	ND	223	ND
Other investments (I)	**176**	**ND**	**722**	**ND**	**223**	**ND**
Securities included in other financial assets(II)	**1**	**0**	**10**	**10**	**16**	**16**
Trading securities	59	59	21	21	43	43
Other securities	415	441	445	470	347	371
Marketable securities (III)	**474**	**500**	**466**	**491**	**390**	**411**
Total investment portfolio (I+II+III)	**651**	**ND**	**1,198**		**629**	
Investment loans	2,204	2,167	2,019	1,989	1,692	1,667
Sales financing receivables	15,110	15,144	15,513	15,309	16,845	16,625
Cash and cash equivalents	1,046	-	1,812		2,135	
Liabilities						
Redeemable shares	(346)	(696)	(336)	(633)	(341)	(616)
Bonds	(4,919)	(4,972)	(5,544)	(5,485)	(6,884)	(6,966)
Other interest-bearing borrowings	(15,080)	(15,130)	(17,417)	(17,588)	(16,266)	(16,383)
	ND	**(1,334)**	**(2,755)**	**ND**	**(2,190)**	**ND**

(a) It has not been possible to determine the market value of equity stakes in some unlisted companies with which the Group does business and for which comparisons with listed companies are unavailable.

Estimated market value of off-balance sheet commitments (€ million):

	1999		2000		2001	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Forward exchange contracts	11,087	11,109	13,692	13,727	14,072	14,102
Currency swaps	847	841	1,193	1,228	1,348	1,452
Interest rate swaps	350	365	27	(47)	731	557
Interest rate futures	2	2	0	0	0	0

Assumptions and methods adopted:

Estimated market values are based on information available on the markets and arrived at using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are theoretical by nature, and judgment plays a major role in interpreting market data. Adopting different assumptions or pricing methods could therefore have a significant impact on the values estimated.

Market values have been determined on the basis of information available at the end of the fiscal year and do not therefore take account of subsequent movements.

The main assumptions and valuation methods are as follows:

- Securities (marketable securities, redeemable securities and other securities)

  The market value of securities is determined mainly by reference to market prices. Redeemable securities and other securities for which there is no trading price have been estimated by reference to the market price of similar securities, if such exist.

- Investment loans

  For loans with an original maturity of less than three months and for floating-rate loans, the value recorded on the balance sheet is considered to be the market value. Other fixed-rate loans have been estimated by discounting future cash flows using the rates offered to Renault at December 31, 2001, December 31, 2000 and December 31, 1999 for loans having similar conditions and maturities.

- Sales financing receivables

  Sales financing receivables at fixed rates have been estimated by discounting future cash flows at rates that would be applicable to similar loans (conditions, maturity and debtor quality) as at December 31, 2001, December 31, 2000 and December 31, 1999.

- Cash and cash equivalents

  The value recorded on the balance sheet is considered the market value.

- Bonds and other financial debt

  The market value of listed bonds has been estimated at year-end market prices. For the Finance Division's debts evidenced by securities issued with a life of less than 90 days, the value recorded on the balance sheet is considered the market value. The market value of other financial debt was determined by discounting future cash flows at the rates offered to Renault at December 31, 2001, December 31, 2000 and December 31. 1999 for borrowings having similar conditions and maturities.

- Off-balance sheet foreign exchange instruments

  The market value of forward contracts is estimated on the basis of prevailing market conditions. The market value of currency swaps is determined by discounting cash flows using exchange rates and interest rates prevailing at December 31, 2001, December 31, 2000 and December 31, 1999 for the contracts' residual lives.

- Off-balance sheet interest rate instruments

  The market value of interest rate swaps represents the amount Renault would receive (or pay) if it settled outstanding contracts at the end of the fiscal year. Unrealized capital gains or losses, determined on the basis of prevailing interest rates and the quality of the counterparty to each contract, are taken into account at December 31, 2001, December 31, 2000 and December 31, 1999.

28 - Other commitments and contingencies

A. The group is committed for following amounts (€ million):

	1999	2000	2001
Customer guarantees and endorsements (sales financing)	124	3	107
Other guarantees given	1,274	1,316	1,279
- including lease commitments	1,167	1,221	1,229
Opening of confirmed credit lines for customers	741	770	742
Securities payable on repurchase or forward transactions	81	14	12

"Lease commitments" include rent from non-cancellable leases to which the Group is committed. These are broken down as follows (€ million):

	1999	2000	2001
Year following fiscal year-end	133	141	140
Subsequent years	1,034	1,080	1,089

At December 31, 2001, the Group was committed to firm investment orders of €1,652 million, compared to €1,697 million at December 31, 2000 and €1,305 million at December 31, 1999.

B. In 1994, Renault decided to combine its new-vehicle research and development units on a single site, the Technocentre at Guyancourt. In March 1995, the Group signed an agreement with a group of investors under which the Technocentre would be built by a real estate company 15%-owned by Renault and 85% by the investors. This company leases the centre to Renault at prevailing market rents under a lease expiring in 2010. The agreement gives Renault the option to acquire the Technocentre at market prices at its initiative, at any time between 2000 and 2010. The commitments for remaining lease payments at December 31, 2001 amount to €880 million.

In 2001, in accordance with the initial agreement, it was decided to make an additional investment of approximately €110 million for the construction of a building. Work is due to be completed at the end of 2002, the builtding will be let to Renault at market price under a lease agreement terminating at the end of 2013.

C. Renault Argentina S.A. manages a savings plan called Plan Rombo S.A., designed to enable savers' groups to acquire vehicles. The savers make monthly contributions and a vehicle is delivered at the end of a given period. At December 31, 2001, Plan Rombo S.A. had 1,100 savers' groups on its books.
Renault Argentina S.A. and Plan Rombo S.A. are jointly responsible to subscribers for the correct operation of the plan. Renault's corresponding off-balance sheet commitment amounts to 118 million Argentinian pesos.

D. The Group is periodically subject to tax audits in France and other countries in which it operates. Tax adjustments are recorded in the financial statements. Contested tax adjustments are also taken into account for an amount equal to the estimated risk.

E. At the end of March 1999, the European Commission began an inquiry into transfers of Renault vehicles within the European Community. The Group is still awaiting the Commission's final decision, which should be announced in 2002.

F. Under a new EC directive, from 2006 vehicle manufacturers will be obliged to dispose of vehicles no longer fit for use, free of charge to the last owner. As the details concerning the implementation of this directive have yet to be announced, the possible commitments for the manufacturer cannot be measured.

G. In general, all known litigation in which Renault or Group companies are involved is examined at year-end. After seeking the opinion of legal advisors, the provisions deemed necessary are, where appropriate, set aside to cover the estimated risk.

29 - Event subsequent to the year-end: sale of Irisbus

The European Commission approved the agreement signed by Renault and Volvo on January 2, 2001 subject to the condition that Renault should rescind Irisbus, its joint venture with Iveco, within two years.

On May 3, 2001, Renault and Iveco announced that Iveco planned to take over Renault's investment in Irisbus Holding. This led to the signature of a final agreement on January 2, 2002 concerning the transfer of Renault's stake in Irisbus Holding for a total of €175 million, scheduled as follows:

- 15% of the capital to be transferred at January 2, 2002.
- 35% of the capital to be transferred at December 31, 2002.

30 - Transaction in progress: Renault-Nissan Motor

On October 31, 2001, Renault and Nissan announced their plans to accelerate development of the binational Renault-Nissan Group, in compliance with the principles of their partnership agreement signed in 1999, and the Alliance Charter:

- Renault intends to exercise the stock purchase warrants it has held since signing the March 1999 agreement immediately, and thus raise its equity investment to 44.4% through a Nissan capital increase reserved for Renault, at the agreed price of 400 yen per share, for a total of approximately €2 billion.

- Nissan is expected to acquire a portion not exceeding 15% of the capital of Renault S.A. by subscribing to a capital increase reserved entirely for Nissan, at market price. However, in application of French law, these shares would not entitle the holder to voting rights at shareholders' meetings due to Renault S.A.'s level of interest in Nissan.

These plans will be submitted for approval by the shareholders at the Extraordinary General Meeting to be held on March 28, 2002.


FRONTIER

Fully consolidated Companies

		Renault Group's interest.%		
		1999	2000	2001
Société Immobilière Renault Habitation	France	100	100	100
Cofiren Renault et Cie	France	100	100	100
Renault Développement Industriel et Commercial	France	100	100	100
Société de Développement Immobilier[(a)]	France	100	-	-
Technologie et Exploitation Informatique	France	100	100	100
Société de Financement des Moyens Informatiques	France	100	100	100
Renault Group BV	Netherlands	100	100	100
Renault Belgique International	Belgium	100	-	-
GIE Technocentre	France	100	100	100
Fabricacion de Automobiles Renault de España	Spain	92	100	100
Renault España	Spain	100	100	100
Mecanización Contable S.A.	Spain	92	100	100
Vehicle Engineering and Manufacturing				
Renault Industrie Belgique	Belgium	100	100	100
Société de Transmissions Automatiques	France	80	80	80
Société de Véhicules Automobiles de Batilly	France	100	100	100
Maubeuge Construction Automobile	France	100	100	100
Société de Magasinage et de Gestion des Stocks	France	100	100	100
IDVU	France	100	100	100
Société des Automobiles Alpine Renault	France	100	100	100
Emboutissage Tôlerie Gennevilliers	France	100	100	100
SNC Renault Douai	France	100	100	100
SNC Renault Flins	France	100	100	100
SNC Renault Sandouville	France	100	100	100
SNC Renault Cléon	France	100	100	100
SNC Renault Le Mans	France	100	100	100
SCI parc Industriel du Mans	France	100	100	100
Fonderie le Mans	France	100	100	100
Société Nouvelle de Transmissions	France	80	80	80
Auto Châssis International Le Mans	France	100	100	100
Auto Châssis International Villeurbanne	France	100	100	100
Cacia	Portugal	98	100	100
Agricultural Equipment				
Renault Agriculture	France	100	100	100
Other Companies				
SNR Group (Société Nouvelle de Roulements)	France	100	100	100
CAT France and its subsidiaries[(b)]	France	100	100	-
Carevia France	France	100	100	100
Car Life Siège and its subsidiaries	France	100	100	100
France Services Rapides	France	100	100	100
Renault F1 Ltd.	United Kingdom	-	100	100

(a) Absorbed by Société Immobilière de Construction Française pour l'Automobile et la Mécanique.
(b) Sold in 2001 (note 2-B).

		Renault Group's interest.%		
		1999	2000	2001
Sales - France				
Renault France Automobiles (RFA) and its subsidiaries	France	100	100	100
Sales - Europe				
Renault Italia and its subsidiaries	Italy	100	100	100
Deutsche Renault and its subsidiaries	Germany	100	100	100
Renault Belgique Luxembourg	Belgium	100	100	100
Renault Nissan Nederland	Netherlands	100	100	100
Renault Amsterdam	Netherlands	100	100	100
Renault U.K	United Kingdom	100	100	100
Renault Österreich Automobilvertriebs	Austria	100	100	100
Renault Vienne	Austria	100	100	100
Renault Nissan Suisse	Switzerland	100	100	100
Renault Portuguesa	Portugal	98	100	100
Renault España Comercial S.A. and its subsidiaries	Spain	92	100	100
Renault Retail Group	United Kingdom	100	100	100
Renault Hungaria	Hungary	100	100	100
Renault Ceska Republica	Czech Republic	100	100	100
Renault Polska	Poland	100	100	100
Renault Croatia	Croatia	-	-	100
Renault Slovakia	Slovakia	-	-	100
International Operations and Asia-Pacific				
Oyak Renault Otomobil Fabrikalari	Turkey	52	52	52
Revoz	Slovenia	54	54	67
Dacia	Romania	51	80	93
Renault Morocco[(a)]	Morocco	50	80	80
Renault Samsung Motors	South Korea	-	70	70
Renault Mexico	Mexico	-	-	100
Renault Corporativo S.A. de C.V.	Mexico	-	-	100
Mercosur				
Cofal	Luxembourg	77	77	77
Renault do Brasil S.A.	Brazil	76	76	76
Renault do Brasil LTDA	Brazil	77	77	77
Groupe Renault Argentina	Argentina	47	64	67
After-Sales				
Sodicam 2	France	100	100	100
French Investment Financing Companies				
Société Immobilière de Construction Française pour l'Automobile et la Mécanique	France	100	100	100
Société Immobilière d'Epone	France	100	100	100

(a) Renault Morocco was accounted for by the equity method until October 31, 2000.

Commercial Vehicles Division[a]		Renault Group's interest.% 1999	2000	2001
Renault Véhicules Industriels	France	100	100	-
Holding Companies				
Chardin Val d'or	France	100	100	-
Interautomobile	Switzerland	100	100	-
Renault Truck Commercials	United Kingdom	100	100	-
Industrial Research and Development Companies				
Société de Construction Mécanique de l'Arbresle	France	100	100	-
Other Companies				
Mack Trucks and its industrial, commercial and finance subsidiaries	USA	100	100	-
France Véhicules Industriels	France	100	100	-
Laudate	France	100	100	-
Renault Vehiculos Industriales	Spain	100	100	-
Renault V.I. Belgique	Belgium	100	100	-
Renault LKW	Germany	100	100	-
Renault Veicoli Industriali	Italy	100	100	-
Renault Truck Industries	United Kingdom	100	100	-
Renault Vehiculos Commerciais	Portugal	100	100	-
Renault V.I. Nubag	Switzerland	100	100	-
Renault V.I. Lastbiler	Denmark	100	100	-
Renault V.I. Lastkraftwagen	Austria	100	100	-
Renault Trucks Polska	Poland	100	100	-

(a) Renault V.I. was sold on January 2, 2001 as part of the Renault V.I. / Volvo operation (note 2-A)

Finance Companies		Renault Group's interest.% 1999	2000	2001
Sales Financing - France				
Renault Crédit International S.A.[a]	France	100	100	100
DIAC	France	100	100	100
Compagnie de Gestion Rationnelle	France	100	100	100
Société de Gestion, d'Exploitation de Services en moyens administratifs	France	100	100	100
Diac Location	France	100	100	100
Renault V.I. Finance[c]	France	100	100	-
Nissan Finance Europe[a]	France	100	-	-
Sales Financing - outside France				
Renault Finanzholding (formerly Renault Bank GmbH)	Germany	100	100	100
Renault Leasing Beteiligungs	Germany	100	100	100
RCI GmbH	Austria	100	100	100
Renault Bank	Austria	100	100	100
Renault Autofin S.A. (formerly Renault Crédit S.A.)	Belgium	100	100	100
Overlease	Belgium	100	100	100
Renault Financiaciones	Spain	96	100	100
Accordia (formerly Renault Leasing de España)[b]	Spain	96	100	100
Renault Financial Services Ltd[d]	United Kingdom	50	50	-
Overlease	Netherlands	100	100	100
Finrenault	Italy	100	100	100
Refactor	Italy	100	100	100
Sveviafin	Italy	50	50	50
Renault Gest SCA and its subsidiaries	Portugal	100	100	100
Renault Crédit S.A.	Switzerland	100	100	100
Accordia	Italy	100	100	100
Diac Belgique	Belgium	100	100	100
Nissan Finanzholding GmbH (formerly NISSAN Bank)	Germany	100	100	100
Nissan Leasing Allemagne	Germany	100	100	100
Nissan Versicherungs-Service	Germany	100	100	100
Nissan Finance bv	Netherlands	100	100	100
Nissan Finance ltd	United Kingdom	100	100	100
Nissan Finanziaria spa	Italy	100	100	100
Nissan Financiación[b]	Spain	100	-	-
Nissan Leasing Espagne[b]	Spain	100	-	-
Consorcio Renault do Brasil	Brazil	-	100	100
RCI Argentine	Argentina	-	100	100

Investment Financing Companies		Renault Group's interest.% 1999	2000	2001
Société Immobilière pour l'Automobile et la Mécanique	France	100	100	100

Holding Companies and other Credit Institutions				
Renault Holding	Switzerland	100	100	100
Compagnie Financière Renault	France	100	100	100
Société Financière et Foncière	France	100	100	100
Renault Finance	Switzerland	100	100	100
Renault Acceptance BV	Netherlands	100	100	100
Renault Acceptance Ltd	United Kingdom	100	100	100
Renault Acceptance GmbH	Germany	100	100	100

Service Companies				
Société Internationale de Gestion et de Maintenance Automobile	France	100	100	100
Réalisation, Etudes, Courtage et Assurances	France	100	100	100
Overlease Espagne (formerly Renault Services Espagne)	Spain	100	100	96
Difusora de Seguros S.A.	Spain	100	100	96
Gest Seguros	Portugal	100	100	100
Renault Versicherungs Dienst	Germany	100	100	100
Renault Services S.A.	Belgium	100	100	100
Renault do Brasil S.A. Corr. de Seguros	Brazil	100	-	-

(a) Nissan Finance Europe was absorbed by Renault Crédit International S.A. at January 1, 2000.
(b) Nissan Financiacion and Nissan Leasing Espagne were absorbed by Accordia Espagne at January 1, 2000.
(c) Renault V.I. Finance was sold to AB Volvo on January 2, 2001 as part of the Renault V.I. / Volvo operation (note 2-A)
(d) From December 31, 2001, Renault Financial Services, previously fully consolidated, was proportionately consolidated (50%). This change follows the redefinition by the shareholders of the partnership structure, and is based on 50/50 shared control.

		Renault Group's interest.%		
		1999	2000	2001
Automobile Division				
Vehicle Engineering and Manufacturing				
Française de Mécanique	France	50	50	50
Société Franco-Suédoise de Moteurs PRV[a]	France	50	50	-
GIE TA 96	France	50	50	50
Other Companies				
Roulements Nadella and its subsidiaries[b]	France	50	50	-
Finance Companies				
Sygma Finance	France	50	50	50
Renault Crédit Car	Belgium	-	50	50
CFI Renault do Brasil	Brazil	-	60	60
Cia Arrademento Mercantil Renault do Brasil	Brazil	-	60	60
Rombo Compania Financiera	Argentina	-	60	60
Renault Financial Services Ltd[c]	United Kingdom	-	-	50
Other				
Irisbus Holding and its subsidiaries	Spain	50	50	50

(a) Société Franco-Suédoise de Moteurs P.R.V. is no longer included in the consolidation as of January 1, 2001 as it has ceased to exercise any activity.
(b) Sold in 2001.
(c) From December 31, 2001, Renault Financial Services, previously fully consolidated, was proportionately consolidated (50%). This change follows the redefinition by the shareholders of the partnership structure, and is based on 50/50 shared control.

Companies accounted for by the equity method

		Renault Group's interest.%		
		1999	2000	2001
Automobile Division				
International Operations				
Sociedad de Fabricacion de Automotores	Colombia	24	24	24
Mais	Turkey	49	49	49
Groupe Nissan Motor	Japan	36,8	36,8	36,8
Other Companies				
Groupe Teksid	Italy	33	33	33
Finance Companies				
Sofrafi	France	-	40	40
Solocvi	France	-	40	40
Diamond Lease	Belgium	-	45	45
Diamond Finance UK	United Kingdom	-	40	40
Fineritalia	Italy	-	40	40
Other				
AB Volvo	Sweden	21	-	-

SUBSIDIARIES

AUTOMOBILE DIVISION

FASA Renault

Carretera de Madrid, km 185
47001 Valladolid
Spain

99.72% owned by Renault.
Activity: manufacturing and marketing, through its sales subsidiary Resca, of Renault passenger cars and light commercial vehicles in Spain.
Plants in Valladolid, Palencia and Seville.
2001 revenues: €7.073 million (local consolidated figures)
Workforce: 12,864 people (local consolidated figures)

Renault France Automobiles

117-199 Avenue Victor Hugo
92100 Boulogne-Billancourt
France

Wholly owned by Renault.
Activity: trade, repairing, maintenance and leasing of passenger cars and LCVs.
64 sites in France.
2001 revenues: €4,148 million (consolidated figures, contribution to group)
Workforce: 9,925 people

Renault Argentina

Fray Justo Santa Maria de Oro 1744
1414 Buenos Aires
Argentina

66.64% owned by Renault.
Activity: manufacturing and marketing of Renault vehicles.
Plant in Cordoba.
2001 revenues: $502.9 million (local consolidated figures)
Workforce: 2,209 people

Renault Agriculture

7 Rue Dewoitine
78141 Vélizy-Villacoublay
France

Wholly owned by Renault.
Activity: design, manufacturing and marketing of agricultural tractors.
Plant in Le Mans.
2001 revenues: €499 million (consolidated figures, contribution to group)
Workforce: 1,932 people

OYAK-Renault Otomobil Fabrikalari

Barbaros Plaza C blok No 145 K/6
80700 Dikilitas Besiktas Istanbul
Turkey

51.64% owned by Renault.
Activity: assembly and manufacturing of Renault vehicles.
Plant in Bursa.
2001 revenues: 1,223,752 billion Turkish lira (statutory accounts, restated for hyperinflation)
Workforce: 3,811 people

S.N.R. Roulements

1 Rue des Usines
74010 Annecy
France

Wholly owned by Renault.
Activity: design and manufacturing of bearings.
Four plants in the Annecy area, one plant in Alès.
2001 revenues: €478 million (in accordance with Renault consolidation standards)
Workforce: 3,611 people

Dacia

Calea Floreasca
Nr. 133-137
Sector 1 Bucharest
Romania

92.72% owned by Renault.
Activity: manufacturing and marketing of vehicles.
Plant in Pitesti.
2001 revenues: €249 million (consolidated figures, contribution to group)
Workforce: 21,135 people

Renault Samsung Motors

17th FL, HSBC Building
25 Bongrae-Dong 1-Ga, Jung-Gu
Seoul-100-161
Korea

70.1% owned by Renault.
Activity: manufacturing and marketing of vehicles.
Plant in Busan.
2001 revenues: €916 million (consolidated figures, contribution to group)
Workforce: 3,947 people

FINANCE DIVISION

Compagnie Financière Renault

27-33 Quai Le Gallo
92512 Boulogne-Billancourt cedex
France

Wholly owned by Renault.
Activity: holding company for the companies of the Renault group's Finance Division (sales financing for Renault vehicles and supply of related services, management of cash and financial risk for the Renault group and financing for property and IT investments), strategic holdings of the group.
Total assets at 31/12/2001: €1 billion
Workforce at 31/12/2001: 9 people

RCI Banque

14 Avenue du Pavé Neuf
93168 Noisy-le-Grand cedex
France

Wholly owned by Compagnie Financière Renault.
Activity: holding company for sales financing companies and companies offering assistance and services to Renault and Nissan customers; financing for stocks of vehicles and spare parts of Renault and Nissan Europe.
Net amount financed in 2001: €9.3 billion
Total assets at 31/12/2001: €15.2 billion
Workforce: 3,421 people

Société Financière et Foncière

27-33 Quai Le Gallo
92109 Boulogne-Billancourt cedex
France

Wholly owned by Compagnie Financière Renault.
Activity: centralized cash management for the Renault group.
Total assets at 31/12/2001: €370 million
Workforce: 38 people

Renault Finance

48 Avenue de Rhodanie
Case postale 1002 Lausanne
Switzerland

Wholly owned by Renault Holding (a wholly-owned subsidiary of Compagnie Financière Renault).
Activity: Renault Finance handles capital-market transactions (currencies, interest-rate contracts and hedging for industrial-metal purchasers) for Renault and its industrial and sales subsidiaries, as well as interbank transactions for its own account.
Total assets at 31/12/2001: €1,936 million
Workforce: 24 people

ORGANIZATION CHART



RENAULT
AUTOMOBILES
NISSAN MOTOR*
36.8%
FRANCE
PEUGEOT
FRANÇAISE DE MÉCANIQUE
SOCIÉTÉ TRANSMISSIONS AUTOMATIQUES
RDIC
RENAULT FLINS
RENAULT LE MANS
RENAULT CLÉON
RENAULT SANDOUVILLE
RENAULT DOUAI
ACI LE MANS
SNT
FONDERIE LE MANS
RFA SIMCRA
RENAULT* FRANCE AUTOMOBILES
SIAM
SI ÉPONE
GIE TECHNOCENTRE
SIRHA
ALPINE
SODICAM 2
ARKANEO
TECHNOLOGIE EXPLOITATION INFORMATIQUE
RDIC
SOFIMIN
CARLIFE and its subsidiaries
SOFRASTOCK
RENAULT GROUP BV
COFIREN
FIAT
MAUBEUGE CONSTRUCTION AUTOMOBILE
SMV
RENAULT AGRICULTURE
ETG
SOVAB
HDVU
SNR GROUP
ALPINE
EUROPE
RENAULT OSTERREICH* (Austria)
RENAULT BELGIQUE LUXEMBOURG
RENAULT INDUSTRIE (Belgium)
RENAULT ITALIA*
RENAULT HUNGARIA
DEUTSCHE RENAULT* (Germany)
RENAULT NISSAN NEDERLAND*
RENAULT UK (UK)
RENAULT NISSAN Switzerland
RENAULT POLSKA
RENAULT GROUP BV
RENAULT RETAIL GROUP
RENAULT HOLDING
RENAULT F1 Ltd
RENAULT CESKA REPUBLICA
SAMSUNG MOTORS
RENAULT SLOVAKIA
RENAULT CROATIA
REVOZ (Slovenia)
RENAULT ESPAÑA S.A.
MECONSA (Spain)
FASA RENAULT (Spain)
RECSA and its subsidiaries
DACIA and its subsidiaries
CACIA
RENAULT PORTUGUESA
LATIN AMERICA
RENAULT MEXICO
SOFASA (Colombia)
COFAL
RENAULT DO BRASIL SA
RENAULT DO BRASIL COM. E. PARTICIP. LTDA
RDIC
GROUPE RENAULT (Argentina)
RENAULT HOLDING
RENAULT CORPORATIVO (Mexico)
AFRICA/ASIA
RENAULT MOROCCO
OYAK RENAULT (Turkey)

** Stake raised to 44.4% on March 1, 2002.*


FINANCIAL AND SERVICE SUBSIDIARIES
OTHER
100%
COMPAGNIE FINANCIÈRE RENAULT
20%
50%
VOLVO
IRISBUS HOLDING
IVECO
50%
REAL ESTATE AND IT FINANCING FOR THE RENAULT GROUP
CASH MANAGEMENT AND REFINANCING OF THE RENAULT GROUP
SALES FINANCING AND SERVICES
100%
SIAM
RENAULT HOLDING
RENAULT FINANCE
RENAULT CREDIT INTERNATIONAL
SI EPONE
52%
3%
SFF
NISSAN EUROPEAN FINANCIAL SUBSIDIARIES
SICOFRAM
45%
95%
5%
RENAULT ACCEPTANCE BV (Netherland)
RENAULT ACCEPTANCE GmbH (Germany)
SYGMA FINANCE
RENAULT LEASING (Germany)
RENAULT FINANCE HOLDING (Germany)
RENAULT S.A.
RENAULT VERSICHERUNG DIENST
GEST LEASING (Portugal)
SGPS (Portugal)
COGERA (France)
RENAULT GEST (Portugal)
DIAC (France)
GEST SEGUROS (Portugal)
SOGESMA (France)
10%
90%
95%
ACCORDIA (Spain)
RENAULT FINANCIACIONES (Spain)
DIAC LOCATION (France)
OVERLEASE (Spain)
RENAULT BANK (Austria)
RECA (France)
DISSA (Spain)
SIGMA (France)
SVEVIAFIN (Italy)
FINRENAULT (Italy)
49%
RENAULT ACCEPTANCE LTD (UK)
OVERLEASE NV (Netherlands)
REFACTOR (Italy)
RFS (UK)
RENAULT AUTOFIN (Belgium)
RENAULT CREDIT CAR
RENAULT SERVICES BELGIQUE
OVERLEASE (Belgium)
RENAULT CREDIT S.A. (Switzerland)
DIAC (Belgium)
Companhia de Arrendamento Mercantil Renault do Brasil
60%
RCI Banque
1%
Renault Do Brasil SA Corr de Seguros
99%
Consorcio RENAULT DO BRASIL
CFI Renault do Brasil
Rombo Compania Financiera (Argentina)
Fully consolidated subsidiary
Subsidiaries accounted for under the equity method
Subsidiaries consolidated on proportionate basis
Non consolidated company* and its subsidiaries

RESOLUTIONS

EXTRAORDINARY GENERAL MEETING OF MARCH 28, 2002

First resolution
(Approval of a contribution of assets)

After having examined the report of the Board of Directors relating the agreements entered into with the Nissan company, the General Meeting,

- after having heard the reading of the report of the Contribution Appraisers (Commissaires à la scission) appointed by Order of the President of the Commercial Court of Nanterre (Tribunal de Commerce de Nanterre) dated February 4, 2002,
- after having examined the draft of the contribution of assets agreement signed by and between Renault and Sofrastock S.A., now called Renault s.a.s, pursuant to which Renault transfers, as a contribution of assets governed by the rules applicable to demergers under French law (apport partiel d'actif soumis au régime des scissions), those assets and liabilities making up its complete and autonomous branch of activity representing a total amount of assets of €13,826,684,299.47 and a total amount of liabilities of €11,157,554,944.27, said contribution being evaluated at a net value of €2,669,129,355.20, in return for attribution to Renault of 32,689,888 new shares with a par value of €15.25 each, fully paid-up, to be created with a share issue premium of €66,40 per share, by the company Renault s.a.s. under a capital increase made as remuneration for the capital contribution;
- approves all of the provisions of said contribution of assets agreement and, as a consequence, under the conditions set forth therein, the contribution of assets which is granted by Renault to the company Renault s.a.s., its valuation and its remuneration, while taking note that the liabilities taken up by Renault s.a.s shall cease to burden Renault and Renault shall not be severally liable for it.
- approves the booking, in the accounts of the company Renault s.a.s under an account item entitled "share issue premium", of a sum of €2,170,608,563.20 equal to the difference between the value of the capital contribution of €2,669,129,355.20 contributed by Renault and the par value of the shares issued as consideration for said capital contribution, a sum which will be subject to the rights of both former and new shareholders.

Second resolution
(Capital increase by issue of shares reserved to Nissan Finance Co., Ltd)

The General Meeting, after having examined the report of the Board of Directors relating the agreements entered into with the Nissan company, and the special report of the Statutory Auditor as required by Article L. 225-135 of the French Commercial Code (Code de Commerce) and Article 155 of the Decree of March 23, 1967, and having observed that the company's registered capital is fully paid-up:

1. Decides to reserve a capital increase to Nissan Finance Co., Ltd., 17-20, Mita 2-chome, Mitato-ku, Tokyo, Japan. Decides that this capital increase shall have the effect of increasing the registered capital by a maximum amount of €162,841,564.08 thus increasing it from €922,768,855.50 up to a maximum of €1,085,610,419.58 by issue of a maximum of 42,740,568 new shares with a par value of €3.81 each.
2. Decides to suppress the preferential subscription rights of shareholders in favour of Nissan Finance Co., Ltd., up to a maximum of 42 740 568 shares, and said company will be the sole entitled to subscribe to new shares to be issued under the aforementioned capital increase.
3. Decides that the share subscription price shall be equal to the weighted average per-share price on the Euronext Paris First Listed Market for ordinary shares of Renault over the twenty stock-market trading days immediately preceding the stock-market trading day prior to the date on which the relevant meeting of the board of directors of Renault is convened to implement the capital increase reserved to Nissan Finance Co., Ltd.

Third resolution
(Delegation of powers to the Board of Directors in order to proceed with the capital increase reserved to Nissan Finance Co., Ltd.)

The General Meeting, after having examined the report of the Board of Directors relating the agreements entered into with the NISSAN company, and the special report of the Statutory Auditor, and pursuant to the provisions of paragraph 2 of Article L. 225-129-III of the French Commercial Code (Code de Commerce):

1. Hereby delegates to the Board of Directors, subject to the condition precedent of the adoption of the second resolution, for a duration of one year as of the date of this General Meeting, such powers as are necessary in order to proceed with the capital increase, on one or more occasions, upon its own decision, in such proportions and at such times as it may think fit.

2. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate said powers to its Chairman under those conditions laid down by Law, in order to implement this delegation of powers, in order, in particular:

- to fix the date, form and mechanism of the issue as well as the form of the shares to be created,
- to fix the price and conditions of the issue,
- to fix the date, which may be retroactive as from which the shares to be issued will bear interest,
- to fix the terms for paying-up of shares,
- to observe formally the completion of the capital increase, to amend the Articles of Association as a consequence, and to accomplish all necessary formalities.

In addition, the Board of Directors or its Chairman may take all necessary steps and provisions and conclude all agreements in order to complete the envisaged share issue properly and to observe the capital increase arising as a result of the envisaged share issue, and consequently to amend the Articles of Association.

Fourth resolution

(Capital increase by the issue of shares reserved to employees)

The General Meeting, voting under those conditions as to quorum and majority as required for Extraordinary General Meetings and in the framework of the provisions of Articles L. 443-1 et seq. of the Employment Code and Article L. 225-138 IV of the Commercial Code, after having examined the report of the Board of Directors and the special report of the Statutory Auditor:

1. Hereby delegates to the Board of Directors, for a period of five years as of the date of this General Meeting, such powers as are necessary in order to proceed with a capital increase within a limit of 5% of the share capital, on one or more occasions, upon its own decision, through the issue of shares or other securities providing entitlement to the share capital of the Company and reserved to members of(i) an enterprise-level company savings scheme, or(ii) a group-level company savings scheme, or(iii) a voluntary partnered group- or enterprise-level company savings scheme, employees or corporate officers of the Company or of a French or foreign company in the group and which is bound to the group within the meaning of Articles L. 225-180 of the Commercial Code and L. 444-3 of the Employment Code, and which is majority-held either directly or indirectly by the Company;

2. Decides to suppress the preferential subscription rights of shareholders, in favor of said beneficiaries;

3. Decides that the Board of Directors may provide for the gratuitous attribution of shares or other securities granting access to the share capital of the company, it being understood that the total advantage arising from such attribution and, where applicable, from the company's complementary contribution and discount on the subscription price, may not exceed the statutory or regulatory limits;

4. Decides that:

- the subscription price for new shares may neither be higher than the average of the twenty stock-market sessions preceding the date of the meeting of the Board of Directors fixing the dates of beginning of subscriptions, nor less than more of 20% of said average, or 30% respectively, in case of a savings scheme or in case of a voluntary partnered employees' savings scheme;
- the characteristics of the issues of other securities providing entitlement to the share capital of the Company shall be determined by the Board of Directors under such conditions as laid down by regulations.

The General Meeting hereby grants all powers to the Board of Directors in order to implement this delegation of powers, including in particular:

- *to decide on and fix the terms of the issue and attribution of* gratuitous shares or other securities providing entitlement to the share capital, pursuant to the authorization granted above;
- to decide on the amount to issue, the issue price, the terms of each issue;
- to determine the dates for beginning and end of the subscription period;
- to fix, within legal limits, the period granted to subscribers in *order to pay up shares and, where applicable, other securities* providing entitlement to the share capital of the Company;
- to determine the date, which may be retroactive, as from the new shares and, where applicable, the other securities providing entitlement to the share capital of the Company, will bear interest;
- to determine the terms and conditions of operations to be undertaken pursuant to this authorization and to request the listing of the created securities on the stock market wherever it may decide.

The Board of Directors shall also have all powers, with the right to sub-delegate such powers to its Chairman, in order to observe formally the capital increases up to the amount of the shares which will be actually subscribed, to proceed with the correlative amendment of the Articles of Association, accomplish all operations and formalities either directly or through an agent related to the capital increases upon its own decision, and, where it deems it fitting, to deduct the costs of the capital increases from the share issue premiums pertaining thereto and deduct from said amount the sums necessary to increase the legal reserve to one-tenth of the new share capital after each capital increase and to proceed with all formalities and declarations with all bodies and do all that would appear to be necessary.

This authorization granted to the Board of Directors, together with the right of sub-delegation to its Chairman where relevant, shall be valid as of this General Meeting until the General Meeting which is called to decide on the accounts for the 2005 financial year.

Fifth resolution
(Powers)

The General Meeting hereby grants all powers on a bearer of a copy or extract of the minutes of this General Meeting to proceed with all filing and publication formalities as provided by law.

DRAFT RESOLUTIONS

AS ORDINARY GENERAL MEETING:

First resolution
(Approval of the consolidated accounts)

The General Meeting, having studied the management report of the Board of Directors and the general report of the Statutory Auditors on the account closed on December 31, 2001, hereby approves the consolidated accounts as they have been presented, drawn up pursuant to Articles L 233-16 et seq. of the Commercial Code, showing profits of €1,051 million.

Second resolution
(Approval of the company accounts)

The General Meeting, having studied the management report of the Board of Directors and the general report of the Statutory Auditors on the accounts closed on December 31, 2001, hereby approves, as they have been presented, the accounts for this financial year showing profits of €553,591,587.38. It also approves the operations evidenced by these accounts or summarized in these reports.

As a consequence, the General Meeting hereby releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Third resolution
(Appropriation of the results)

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	553,591,587.38
Allocation to the statutory reserves	884,245.86
Remainder	552,707,341.52
Previous carry forward	2,896,520,156.76
Distributable profits for the financial year	3,449,227,498.28
Dividends	257,596,331.04[1]
New carry forward	3,191,631,167.24

(1)This amount takes into account the 37,799,462 new shares created for the capital increase reserved to Nissan Finance Co. Ltd.

A net dividend of €0.92 will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to a tax credit per share equal to:

- either €0.46, where this tax credit is liable to be used by a natural person or to be used under the conditions set forth in Article 146-2 of the Code général des impôts (General Tax Code) by a legal entity subject to company tax;
- or €0.14 in other cases.

The dividend shall be payable on May 15, 2002.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting hereby acknowledges that, over the last three financial years, the following dividends have been paid out:

Financial years	Dividend per share in French francs	Tax already paid per share (tax credit) French francs	Global income per share in French francs
	5 (i.e. €0.76)	either 2.50 (i.e. €0.38)	either 7.50 (i.e.€1.14)
1998		or 2.25 (i.e. €0.35)	or 7.25 (i.e.€1.11)
	5 (i.e. €0.76)	either 2.50 (i.e. €0.38)	either 7.50 (i.e. €1.14)
1999		or 2.00 (i.e. €0.31)	or 7.00 (i.e. €1.07)
	6 (i.e. €0.91)	either 3.00 (i.e. €0.46)	either 9.00 (i.e. €1.37)
2000		or 1.50 (i.e. €0.23)	or 7.50 (i.e. €1.14)

Fourth resolution
(Agreements referred to in Article L. 225-38 of the Commercial Code)

The General Meeting, after having heard the special report of the Statutory Auditors, hereby approves said report.

Fifth resolution
(Renewal of the term of office of the Statutory Auditors)

The General Meeting, after having heard the report of the Board of Directors, hereby decides to renew for a period of six financial years, i.e. until the end of the General Meeting deciding on the accounts for the financial year ending on December 31, 2007, the terms of office of the principal and substitute Statutory Auditors:

◦ *principal Statutory Auditors:*

ERNST & YOUNG AUDIT	DELOITTE TOUCHE TOHMATSU
4, rue Auber	185, avenue Charles de Gaulle
75009 PARIS	92200 NEUILLY-SUR-SEINE

◦ substitutes:

Mr. Gabriel Galet	BEAS
Faubourg de l'Arche	7-9, Villa-Houssay
92037 PARIS LA DEFENSE CEDEX	92254 NEUILLY-SUR-SEINE CEDEX

Sixth resolution
(Report of the Statutory Auditors on equity loans)

The General Meeting hereby takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans.

Seventh resolution
(Fixing the amount of Directors' fees)

The General Meeting hereby decides to fix at €350,000, the annual amount of Directors' fees to be divided between the Directors for the current financial year and the following financial years until such time as it decides otherwise.

Eighth resolution
(Authorization for the Company to trade in its own shares on the stock market)

The General Meeting, having studied the report of the Board of Directors and the items appearing in the memorandum specified by the Commission des Opérations de Bourse (the French stock exchange authority), hereby authorizes the Board of Directors, *pursuant to the provisions of Article L. 225-209 of the Commercial* Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorization is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

◦ proceed with the correction of the list price of its shares by buying and selling on the stock market;

◦ ensure the management of its cash-flow and equity;

◦ use all or part of the shares acquired:

- either to transfer them to the employees and directors of the Company and of its group, under the conditions and according to the specific means provided for by the law (stock-option schemes, employee profit-sharing schemes, sale of shares reserved to employees);

- or in order to use them in the context of exchange transactions, by offerings or by other means, as initiated by the Company;

◦ reduce, where applicable, its share capital by cancelling all or part of its shares.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares, and at such times as the Board of Directors may think fit, and the shares *so acquired may be sold or transferred by any means.*

The General Meeting hereby fixes the maximum purchase price at €90 per share and the minimum sale price at €15, on theone hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand.

In the event of a capital increase by incorporation of reserves and allocation of shares gratuitously, or in the event of either a division or consolidation of shares, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the relation between the number of shares making up the registered capital prior to the *operation and this number after the operation.*

This authorization is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of delegation and sub-delegation, in order to implement this authorization.

Ninth resolution
(Bond loan issue)

The General Meeting, after having studied the report of the Board of Directors:

◦ ends, as of this General Meeting, the authorisation granted by the Mixed General Meeting of May 10, 2001, in the context of the twelfth resolution concerning the issue of bond loans; and

◦ Authorizes the Board of Directors to issue, by simple decision, on one or more occasions, both in France and abroad, in euros, in foreign currency, or in monetary units established by reference to several currencies, bonds up to a face value of four billion euros, or its equivalent in foreign currencies, in the form and at the times, rates and conditions that it shall deem fitting.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, to determine, within the framework of applicable legislation, the characteristics of the bonds and all measures necessary for the completion of the issue or issues of these bonds.

The Board of Directors shall also have all powers in order to decide whether a guarantee should be associated with the securities to be issued, and where necessary to define and grant this guarantee, as well as to call meetings of the bond holders and take all measures necessary in this respect.

This authorization as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to decide on the accounts for the 2002 financial year.

AS EXTRAORDINARY GENERAL MEETING:

Tenth resolution

(Maintaining of conditions for the fixing of the issue price for a capital increase reserved to Nissan Finance Co., Ltd.)

The General Meeting,

- after having examined the report of the Board of Directors as well as the special report of the Statutory Auditors, pursuant to Article L 225-137-II, and observing that the issue of new shares under a capital increase reserved to Nissan Finance Co., Ltd, has been made only up to an amount of 37,799,462 shares, out of a total authorized amount of 42,740,568 shares;
- hereby decides to maintain the capital increase reserved to Nissan Finance Co Ltd at a price which is not less than that fixed by the Board of Directors at its meeting of March 28, 2002, that the price shall be the higher price between that fixed on March 28, 2002 by the Board of Directors and that which corresponds to the weighted average of the stock market price of Renault shares on the first (listed) market of Euronext Paris over the twenty days immediately preceding the stock market business day which itself precedes the date of convocation of the Board of Directors which is authorised to implement the capital increase reserved to Nissan Finance Co. Ltd;
- hereby decides to maintain the delegation of powers granted to the Board of Directors by the General Meeting of March 28, 2002, in its third resolution.

Eleventh resolution

(Amendment of the Articles of Association)

The General Meeting, after having examined the report of the Board of Directors, hereby decides to amend the first paragraph of Article 10.1.A/of the Articles of Association in order to increase the number of Directors appointed by the General Meeting of shareholders.

The first paragraph of Article 10.1.A/ concerning the number of Directors appointed by the General Meeting of shareholders shall be amended and replaced as follows:

"10.1 The company shall be administered by a Board of Directors comprising:

"A/Directors appointed by the Shareholders' General Meeting

These shall number at least 3 and at most 13. Directors may be either natural or legal persons. Upon appointment, the latter shall designate a permanent representative which shall be subject to the same obligations and liabilities as if he were a director in its own name, without prejudice to the joint liability of the legal person he represents."

The remainder of Article 10 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as it is presented to it.

Twelfth resolution

(Amendment of the Articles of Association)

The General Meeting, after having examined the report of the Board of Directors, hereby decides to amend the second paragraph of Article 10.1.A/of the Articles of Association in order to reduce the term of office of the Directors appointed by the General Meeting of shareholders from six years to four years, it being specified that this new duration shall only apply to Directors appointed as of the year 2002.

The second paragraph of Article 10.1.A/ concerning the duration of terms of office of Directors appointed by the General Meeting of shareholders shall be amended and replaced as follows:
"Subject to the requirements to be fulfilled on renewal of directors, the term of office of directors shall be four (4) years. This new length of term shall only apply to the terms of office of directors appointed as of 2002. The terms of office of directors appointed prior to 2002 shall end on completion of the period of six years for which they were appointed.

However, where a director is appointed in the place of another director during his term of office, he shall exercise his functions only during the remainder of the term of office of his predecessor. The directors chosen by the Shareholders' Meeting may be re-eligible subject to statutory provisions more particularly concerning age limits".

The remainder of Article 10 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as it is presented to it.

Thirteenth resolution

(General re-drafting of the Articles of Association)

The Extraordinary General Meeting, after having heard the reading of the report of the Board of Directors, hereby decides:

- pursuant to the provisions of the new Article L.225-51-1 of the Commercial Code and Article 131-I of Law No. 2001-420 of May 15, 2001, to amend the Articles of Association in order to define the conditions under which the Board of Directors chooses the means of exercise of the general management of the Company;
- to ensure the Articles of Association are harmonized with the provisions of Law No. 2001-420 of May 15, 2001.

As a consequence, the General Meeting hereby decides to proceed with a general re-drafting of the Articles of Association and, as a consequence, to adopt these Articles of Association as appended to these minutes.

AS ORDINARY GENERAL MEETING:

Fourteenth resolution
(Renewal of the term of office of a Director)

The General Meeting hereby decides to renew the term of office, as Director, of Mr Jean-Claude Paye, appointed by Arrêté (Order) as representative of the State, for a term of four years, that is to say until the General Meeting which is to decide on the accounts for the financial year ending December 31, 2005.

Fifteenth resolution
(Appointment of a Director)

The General Meeting hereby appoints Mr Carlos Ghosn as Director for a term of four years, that is to say until the General Meeting which is to decide on the accounts for the financial year ending December 31, 2005.

Sixteenth resolution
(Ratification of the appointment of a Member of the Foundation)

Pursuant to article 7.2 of the Articles of Association of the Foundation, the General Meeting hereby ratifies the appointment as Member of the management board of the Foundation named Stichting Preference Shares Renault-Nissan of Mr Pierre Bilger, as proposed by the Board of Directors during its meeting held on February 26, 2002.

Seventeenth resolution
(Ratification of the appointment of a Member of the Foundation)

Pursuant to article 7.2 of the Articles of Association of the Foundation, the General Meeting hereby ratifies the appointment as Member of the management board of the Foundation named Stichting Preference Shares Renault-Nissan of Mr Morris Tabaksblat, as proposed by the Board of Directors during its meeting held on February 26, 2002.

Eighteenth resolution
(Powers)

The General Meeting hereby confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.



RENAULT
13 - 15, quai Le Gallo
92513 BOULOGNE-BILLANCOURT Cedex
FRANCE
Tél.: 33 (0)1 41 04 50 50
www.renault.com

INVESTOR RELATIONS DEPARTMENT

CORPORATE COMMUNICATIONS DEPARTMENT / SUPP'Com